UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX	Pg.

•  Report of Independent Registered Public Accounting Firm

•  Consolidated Balance Sheets

•  Consolidated Income Statements

•  Consolidated Statements of Comprehensive Income

•  Consolidated Statements of Changes in Stockholders' Equity

•  Consolidated Cash Flow Statements

•  Notes to the Consolidated Financial Statements:

1.Introduction, basis of presentation of the consolidated financial statements and other information

2.Accounting policies and method of measurement

3.Basis of consolidation

4.Cash and balances with the Brazilian Central Bank

5.Loans and amounts due from credit institutions

6.Debt instruments

7.Equity instruments

8.Derivative financial instruments and Short positions

9.Loans and advances to clients

10.Non-current assets held for sale

11.Investments in associates and joint ventures

12.Tangible assets

13.Intangible assets - Goodwill

14.Intangible assets - Other intangible assets

15.Other assets

16.Deposits from the Brazilian Central Bank and Deposits from credit institutions

17.Client deposits

18.Marketable debt securities

19.Subordinated liabilities

20.Debt Instruments Eligible to Compose Capital

21.Other financial liabilities

22.Provisions for pensions and similar obligations

23.Provisions for judicial and administrative proceedings, commitments and other provisions

24.Tax assets and liabilities

25.Other liabilities

26.Other Comprehensive Income

27.Non-controlling interests

28.Stockholders’ equity

29.Earnings per share

30.Fair value of financial assets and liabilities

31.Operational Ratios

32.Interest and similar income

33.Interest expense and similar charges

34.Income from equity instruments

35.Fee and commission income

36.Fee and commission expense

37.Gains or losses on financial assets and liabilities

38.Exchange differences (net)

39.Other operating income and expenses

40.Personnel expenses

41.Other general administrative expenses

42.Gains or losses on non financial assets and investments, net

43.Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

44.Other disclosures

45.Business segment reporting

46.Related party transactions

47.Risk management

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

APPENDIX II – STATEMENTS OF VALUE ADDED

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS

(Thousand of Brazilian Reais - R$)

Assets	Note	2019	2018	2017

Cash and Balances With The Brazilian Central Bank	4	20,127,364	19,463,587	20,642,321

Financial Assets Held For Trading		-	-	86,271,097
Debt instruments	6	-	-	34,879,681
Equity instruments	7	-	-	489,770
Trading derivatives	8.a	-	-	17,070,125
Balances With The Brazilian Central Bank		-	-	33,831,521

Financial Assets Measured At Fair Value Through Profit Or Loss		32,342,306	43,711,800	-
Debt instruments	6	3,735,076	3,171,746	-
Balances With The Brazilian Central Bank		28,607,230	40,540,054	-

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		57,020,903	68,852,314	-
Debt instruments	6	34,885,631	50,066,469	-
Equity instruments	7	2,029,470	766,333	-
Trading derivatives	8.a	20,105,802	18,019,512	-

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		171,453	917,477	-
Equity instruments	7	171,453	298,297	-
Loans and advances to customers	9	-	619,180	-

Other Financial Assets At Fair Value Through Profit Or Loss		-	-	1,692,057
Debt instruments	6	-	-	1,658,689
Equity instruments	7	-	-	33,368

Available-For-Sale Financial Assets		-	-	85,823,384
Debt instruments	6	-	-	84,716,747
Equity instruments	7	-	-	1,106,637

Financial Assets Measured At Fair Value Through Other Comprehensive Income		96,120,233	85,436,677	-
Debt instruments	6	95,962,927	85,395,691	-
Equity instruments	7	157,306	40,986	-

Held to maturity investments	6	-	-	10,214,454

Loans and Receivables		-	-	368,729,006
Loans and amounts due from credit institutions	5	-	-	78,692,334
Loans and advances to customers	9	-	-	272,420,157
Debt instruments	6	-	-	17,616,515

Financial Assets Measured At Amortized Cost		474,680,904	429,731,475	-
Loans and amounts due from credit institutions	5	109,233,128	91,859,759	-
Loans and advances to customers	9	326,699,480	301,072,207	-
Debt instruments	6	38,748,296	36,799,509	-

Hedging Derivatives	8.a	339,932	343,934	192,763

Non-Current Assets Held For Sale	10	1,325,335	1,380,231	1,155,456

Investments in Associates and Joint Ventures	11	1,070,762	1,053,315	866,564

Tax Assets	24	33,599,178	31,565,767	28,825,741
Current		3,304,116	3,885,189	4,047,663
Deferred		30,295,062	27,680,578	24,778,078

Other Assets	15	5,061,337	4,800,467	4,578,270

Tangible Assets	12	9,781,957	6,588,975	6,509,883

Intangible Assets		30,595,788	30,018,988	30,202,043
Goodwill	13	28,375,004	28,378,288	28,364,256
Other intangible assets	14	2,220,784	1,640,700	1,837,787

TOTAL ASSETS		762,237,452	723,865,007	645,703,039

The accompanying Notes are an integral part of these consolidated financial statements.

Liabilities and Stockholders' Equity	Note	2019	2018	2017

Financial Liabilities Held For Trading		-	-	49,322,546
Trading derivatives	8.a	-	-	16,514,154
Short positions	8.b	-	-	32,808,392

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		46,064,669	50,938,992	-
Trading derivatives	8.a	22,229,016	18,243,315.00	-
Short positions	8.b	23,835,653	32,695,677.00	-

Financial Liabilities Measured At Fair Value Through Profit Or Loss		5,319,416	1,946,056	-
Deposits from Brazilian Central Bank and deposits from credit institutions	21	5,319,416	1,946,056.00	-

Financial Liabilities at Amortized Cost		575,230,401	547,295,169	478,880,704
Deposits from Brazilian Central Bank and deposits from credit institutions	16	99,271,415	99,022,806	79,374,685
Customer deposits	17	336,514,597	304,197,800	276,042,141
Marketable debt securities	18	73,702,474	74,626,232	70,247,012
Subordinated debts	19	-	9,885,607	519,230
Debt Instruments Eligible to Compose Capital	20	10,175,961	9,779,944	8,436,901
Other financial liabilities	21	55,565,954	49,782,780	44,260,735

Hedging Derivatives	8.a	200,961	223,520	163,332

Provisions		16,331,825	14,695,898	13,986,916
Provisions for pensions funds and similar obligations	22	4,960,620	3,357,654	3,923,457
Provisions for judicial and administrative proceedings, commitments and other provisions	23	11,371,205	11,338,244	10,063,459

Tax Liabilities	24	10,960,075	8,074,764	8,248,019
Current		5,419,202	5,043,375	5,751,488
Deferred		5,540,873	3,031,389	2,496,531

Other Liabilities	25	10,920,944	9,095,148	8,013,921

Total Liabilities		665,028,291	632,269,547	558,615,438

Stockholders' Equity	28	96,736,290	91,944,333	87,425,075
Share capital		57,000,000	57,000,000	57,000,000
Reserves		34,877,493	30,440,288	28,966,451
Treasury shares		- 681,135	(461,432)	(148,440)
Option for Acquisition of Equity Instrument		- 67,000	(1,017,000)	(1,017,000)
Profit for the year attributable to the Parent		16,406,932	12,582,477	8,924,064
Less: dividends and remuneration		- 10,800,000	(6,600,000)	(6,300,000)

Other Comprehensive Income		- 85,710	(878,863)	(774,368)

Stockholders' Equity Attributable to the Parent		96,650,580	91,065,470	86,650,707

Non - Controlling Interests	27	558,581	529,990	436,894

Total Stockholders' Equity		97,209,161	91,595,460	87,087,601
Total Liabilities and Stockholders' Equity		762,237,452	723,865,007	645,703,039

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED INCOME STATEMENTS

(Thousand of Brazilian Reais - R$)

	Note	2019	2018	2017

Interest and similar income	32	72,841,060	70,478,393	71,418,349
Interest expense and similar charges	33	(28,519,953)	(28,557,051)	(36,471,860)
Net interest income		44,321,107	41,921,342	34,946,489
Income from equity instruments	34	18,933	32,623	83,120
Income from companies accounted for by the equity method	11	149,488	65,958	71,551
Fee and commission income	35	20,392,458	17,728,452	15,815,543
Fee and commission expense	36	(4,679,306)	(3,596,293)	(3,093,675)
Gains (losses) on financial assets and liabilities (net)	37	2,462,545	(2,782,802)	969,090
Financial assets held for trading		-	-	1,174,111
Financial Assets At Fair Value Through Profit Or Loss		252,253	(138,673)	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		2,391,080	(2,764,859)	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		11,501	61,239	-
Other financial instruments at fair value through profit or loss		-	-	30,694
Financial instruments not measured at fair value through profit or loss		(57,522)	(138,104)	(122,115)
Other		(134,767)	197,595	(113,600)
Exchange differences (net)	38	(2,788,537)	(2,806,471)	605,056
Other operating expense (net)	39	(1,107,719)	(1,055,850)	(672,013)
Total Income		58,768,969	49,506,959	48,725,161
Administrative expenses		(16,941,526)	(16,792,138)	(16,120,595)
Personnel expenses	40	(9,327,714)	(9,206,007)	(8,937,278)
Other administrative expenses	41	(7,613,812)	(7,586,131)	(7,183,317)
Depreciation and amortization		(2,391,857)	(1,739,959)	(1,662,247)
Tangible assets	12	(1,870,836)	(1,216,704)	(1,190,967)
Intangible assets	14	(521,021)	(523,255)	(471,280)
Provisions (net)		(3,681,586)	(1,999,604)	(3,309,239)
Impairment losses on financial assets (net)		(13,369,905)	(12,713,435)	(12,338,300)
Loans and receivables	9.c	-	-	(12,338,141)
Financial Assets Measured At Amortized Cost and contingent commitments		(13,369,905)	(12,713,532)	-
Gains (losses) due to derecognition of financial assets measured at amortized cost		-	97	(159)
Impairment losses on other assets (net)		(131,435)	(508,310)	(456,711)
Other intangible assets	14	(103,924)	(300,865)	(306,110)
Other assets	14	(27,511)	(207,445)	(150,601)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	42	10,646	(25,476)	(64,302)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	43	9,843	181,734	(260,083)
Operating Income Before Tax		22,273,149	15,909,771	14,513,684
Income taxes	24	(5,641,699)	(3,109,853)	(5,375,636)
Consolidated Net income for the period		16,631,450	12,799,918	9,138,048
Profit attributable to the Parent		16,406,932	12,582,477	8,924,064
Profit attributable to non-controlling interests	27	224,518	217,441	213,984

Earnings Per Share (Brazilian Reais)	29

Basic earnings per 1,000 shares
Common shares		2,094.83	1,604.34	1,133.43
Preferred shares		2,304.32	1,764.78	1,246.77
Diluted earnings per 1,000 shares
Common shares		2,094.83	1,604.34	1,132.44
Preferred shares		2,304.32	1,764.78	1,245.69
Net Profit attributable - Basic
Common shares		7,965,194	6,108,349	4,332,026
Preferred shares		8,441,738	6,474,128	4,592,038
Net Profit attributable - Diluted
Common shares		7,965,194	6,108,349	4,331,955
Preferred shares		8,441,738	6,474,128	4,592,109

Weighted average shares outstanding (in thousands) - Basic
Common shares		3,802,303	3,807,386	3,822,057
Preferred shares		3,663,444	3,668,527	3,683,145
Weighted average shares outstanding (in thousands) - Diluted
Common shares		3,802,303	3,807,386	3,825,313
Preferred shares		3,663,444	3,668,527	3,686,401

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Thousand of Brazilian Reais - R$)

	2019	2018	2017

Consolidated Profit for the Year	16,631,450	12,799,918	9,138,048

Other Comprehensive Income that will be reclassified subsequently to profit or loss when specific conditions are met:	1,468,651	558,967	1,194,335
Available-for-sale financial assets	-	-	1,147,384
Valuation adjustments - Gains (Losses)	-	-	1,789,286
Amounts transferred to income statement	-	-	30,694
Income taxes	-	-	(672,596)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,352,702	475,809	-
Financial Assets Measured At Fair Value Through Other Comprehensive Income	2,926,285	388,481	-
Gains (Losses) on financial assets previously classified as available-for-sale and reclassified to the income statement (net)	-	7,982	-
Gains (Losses) on financial assets previously classified as available-for-sale and reclassified to reserves (net)	-	296,802	-
Income taxes	(1,573,583)	(217,456)	-
Cash flow hedges	115,949	83,158	46,951
Valuation adjustments	270,119	140,811	73,238
Amounts transferred to income statement	6,767	(6,767)	-
Income taxes	(160,937)	(50,886)	(26,287)
Other Comprehensive Income that will not be Reclassified to net Income:	(675,497)	(366,660)	(620,903)
Defined benefits plan	(675,497)	(366,660)	(620,903)
Defined benefits plan	(1,358,578)	(418,768)	(992,156)
Income taxes	683,081	52,108	371,253

Total Comprehensive Income	17,424,604	12,992,225	9,711,480

Attributable to the parent	17,200,086	12,774,784	9,497,496
Attributable to non-controlling interests	224,518	217,441	213,984
Total Comprehensive Income	17,424,604	12,992,225	9,711,480
The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Thousand of Brazilian Reais - R$)

		Stockholders´ Equity Attributable to the Parent													Non-controlling Interests	Total Stockholders' Equity

	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets available for sale	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total
Balance at December 31, 2016		57,000,000	27,881,326	(514,034)	(1,017,000)	7,334,563	(5,250,000)	85,434,855	666,190	-	(2,083,477)	859,370	(789,883)	84,087,055	725,504	84,812,559

Total comprehensive income		-	-	-	-	8,924,064	-	8,924,064	1,147,384	-	(620,903)	-	46,951	9,497,496	213,984	9,711,480
Net profit		-	-	-	-	8,924,064	-	8,924,064	-	-	-	-	-	8,924,064	213,984	9,138,048
Other comprehensive income		-	-	-	-	-	-	-	1,147,384	-	(620,903)	-	46,951	573,432	-	573,432
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	1,147,384	-	-	-	-	1,147,384	-	1,147,384
Pension plans		-	-	-	-	-	-	-	-	-	(620,903)	-	-	(620,903)	-	(620,903)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	46,951	46,951	-	46,951
Appropriation of net income from prior years		-	7,334,563	-	-	(7,334,563)	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	28.b	-	(5,250,000)	-	-	-	(1,050,000)	(6,300,000)	-	-	-	-	-	(6,300,000)	-	(6,300,000)
Share based compensation	40.b	-	37,161	-	-	-	-	37,161	-	-	-	-	-	37,161	-	37,161
Treasury shares	28.d	-	(744,419)	365,643	-	-	-	(378,776)	-	-	-	-	-	(378,776)	-	(378,776)
Capital restructuring		-	-	(49)	-	-	-	(49)	-	-	-	-	-	(49)	-	(49)
Treasury shares income	28.d	-	(2,498)	-	-	-	-	(2,498)	-	-	-	-	-	(2,498)	-	(2,498)
Other	0	-	(289,682)	-	-	-	-	(289,682)	-	-	-	-	-	(289,682)	(502,594)	(792,276)
Balance at December 31, 2017		57,000,000	28,966,451	(148,440)	(1,017,000)	8,924,064	(6,300,000)	87,425,075	1,813,574	-	(2,704,380)	859,370	(742,932)	86,650,707	436,894	87,087,601
Change in the initial adoption of IFRS 9		-	(1,245,023)	-	-	-	-	(1,245,023)	(1,813,574)	1,516,772	-	-	-	(1,541,825)	-	(1,541,825)
Balances on January 1, 2018		57,000,000	27,721,428	(148,440)	(1,017,000)	8,924,064	(6,300,000)	86,180,052	-	1,516,772	(2,704,380)	859,370	(742,932)	85,108,882	436,894	85,545,776

Total comprehensive income		-	-	-	-	12,582,477	-	12,582,477	-	475,809	(366,660)	-	83,158	12,774,784	217,441	12,992,225
Net profit		-	-	-	-	12,582,477	-	12,582,477	-	-	-	-	-	12,582,477	217,441	12,799,918
Other comprehensive income		-	-	-	-	-	-	-	-	475,809	(366,660)	-	83,158	192,307	-	192,307
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	-	475,809	-	-	-	475,809	-	475,809
Pension plans		-	-	-	-	-	-	-	-	-	(366,660)	-	-	(366,660)	-	(366,660)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	83,158	83,158	-	83,158
Appropriation of net income from prior years		-	8,924,064	-	-	(8,924,064)	-	-	-	-	-	-	-	-	-	-
Option to Acquire Own Instrument		-	106,440	-	-	-	-	106,440	-	-	-	-	-	106,440	(106,440)	-
Dividends and interest on capital	28.b	-	(6,300,000)	-	-	-	(300,000)	(6,600,000)	-	-	-	-	-	(6,600,000)	-	(6,600,000)
Share based compensation	40.b	-	(17,854)	-	-	-	-	(17,854)	-	-	-	-	-	(17,854)	-	(17,854)
Treasury shares	28.d	-	-	(312,305)	-	-	-	(312,305)	-	-	-	-	-	(312,305)	-	(312,305)
Capital restructuring		-	-	(687)	-	-	-	(687)	-	-	-	-	-	(687)	-	(687)

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Thousand of Brazilian Reais - R$)

Treasury shares income	28.d	-	(15,868)	-	-	-	-	(15,868)	-	-	-	-	-	(15,868)	-	(15,868)
Other		-	(40,517)	-	-	-	-	(40,517)	-		-	-	-	(40,517)	44,690	4,173
Balance at December 31, 2018		57,000,000	30,377,693	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,881,738	-	1,992,581	(3,071,040)	859,370	(659,774)	91,002,875	592,585	91,595,460

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Thousand of Brazilian Reais - R$)

		Stockholders´ Equity Attributable to the Parent													Non-controlling Interests	Total Stockholders' Equity

	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets available for sale	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total
Balance at December 31, 2018		57,000,000	30,377,693	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,881,738	-	1,992,581	(3,071,040)	859,370	(659,774)	91,002,875	592,585	91,595,460

Total comprehensive income		-	-	-	-	16,406,932	-	16,406,932	-	1,352,702	(675,497)	-	115,949	17,200,086	-	17,200,086
Net profit		-	-	-	-	16,406,932	-	16,406,932	-	-	-	-	-	16,406,932	-	16,406,932
Other comprehensive income		-	-	-	-	-	-	-	-	1,352,702	(675,497)	-	115,949	793,154	-	793,154
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	-	1,352,702	-	-	-	1,352,702	-	1,352,702
Pension plans		-	-	-	-	-	-	-	-	-	(675,497)	-	-	(675,497)	-	(675,497)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	115,949	115,949	-	115,949
Appropriation of net income from prior years		-	12,582,477	-	-	(12,582,477)	-	-	-	-	-	-	-	-	-	-
Own Instrument Acquisition Option		-	(1,598,336)	-	950,000	-	-	(648,336)	-	-	-	-	-	(648,336)	-	(648,336)
Dividends and interest on capital	28.b	-	(6,600,000)	-	-	-	(4,200,000)	(10,800,000)	-	-	-	-	-	(10,800,000)	-	(10,800,000)
Share based compensation		-	50,886	-	-	-	-	50,886	-	-	-	-	-	50,886	-	50,886
Treasury shares	28.d	-	-	(219,703)	-	-	-	(219,703)	-	-	-	-	-	(219,703)	-	(219,703)
Treasury shares income	28.d	-	5,796	-	-	-	-	5,796	-	-	-	-	-	5,796	-	5,796
Other		-	58,976	-	-	-	-	58,976	-	-	-	-	-	58,976	(34,004)	24,972
Balance at December 31, 2019		57,000,000	34,877,492	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,289	-	3,345,283	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CASH FLOW STATEMENTS

(Thousand of Brazilian Reais - R$)

	Note	2019	2018	2017
1. Cash Flows From Operating Activities
Consolidated profit for the year		16,631,450	12,799,918	9,138,048
Adjustments to profit		14,654,877	14,765,404	17,015,113
Depreciation of tangible assets	12	1,870,836	1,216,704	1,190,967
Amortization of intangible assets	14	521,021	523,255	471,280
Impairment losses on other assets (net)		131,435	508,310	456,711
Provisions and Impairment losses on financial assets (net)		17,051,491	14,713,039	15,647,539
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale	42&43	(20,489)	(156,258)	324,385
Income from companies accounted by the equity method	11	(149,488)	(65,958)	(71,551)
Changes in deferred tax assets and liabilities	24.d	(2,912,281)	(1,594,440)	(406,395)
Monetary Adjustment of Escrow Deposits		(574,399)	(664,003)	(637,124)
Recoverable Taxes		(182,469)	(222,402)	(210,834)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		99	-	-
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(2,609,679)	1,173,757	33,691
Other		1,528,800	(666,600)	216,444
Net (increase) decrease in operating assets		(42,332,510)	(79,913,313)	(16,745,263)
Balance with the Brazilian Central Bank		855	16,629,126	(7,043,255)
Financial assets held for trading		-	-	44,950,707
Financial Assets Measured At Fair Value Through Profit Or Loss		11,080,730	(8,791,116)	-
Other Financial Assets Measured At Fair Value Through Profit Or Loss		-	1,692,154	18,988
Financial Assets Measured At Fair Value Through Profit Or Loss Held for Trading		11,831,411	(16,412,738)	-
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss		746,024	(419,851)	-
Available-for-sale financial assets		-	-	(27,214,188)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		(8,835,552)	(4,323,459)	-
Loans and receivables		-	-	(30,256,590)
Financial Assets Measured At Amortized Cost		(60,462,247)	(75,906,801)	-
Held to maturity investments		-	-	(26,266)
Other assets		3,306,269	7,619,372	2,825,341
Net increase (decrease) in operating liabilities		25,518,738	64,293,934	44,163,382
Financial liabilities held for trading		-	-	(2,297,323)
Financial Liabilities Measured At Fair Value Through Profit Or Loss held for trading		(4,874,323)	1,616,446	-
Financial Liabilities Measured At Fair Value Through Profit Or Loss		3,373,359	1,946,056	-
Financial liabilities at amortized cost		40,961,046	57,833,935	43,702,283
Other liabilities		1,759,085	2,897,497	2,758,422
Tax paid	24.a	(5,301,184)	(3,668,571)	(3,280,230)
Total net cash flows from operating activities (1)		24,871,800	8,277,372	50,291,050

2. Cash Flows From Investing Activities
Investments		(3,500,499)	(3,157,794)	(2,197,918)
Capital increase in Investments in associates and Joint Ventures	11	-	(36,051)	(34,154)
Acquisition of subsidiary, less net cash in the acquisition		(746)	(111,224)	(275,091)
Tangible assets	12.a	(1,924,783)	(1,394,299)	(1,106,406)
Intangible assets		(1,519,725)	(1,616,222)	(738,554)
Corporate Restructuring	10	(55,245)	2	(43,713)
Disposal		987,164	797,716	744,913
Capital reduction of investee in joint control	11.b	-	-	-
Tangible assets	12&42	29,911	122,009	37,467
Non - current assets held for sale	10	808,980	563,607	434,553
Dividends and interest on capital received		148,273	112,100	272,893
Total net cash flows from investing activities (2)		(2,513,335)	(2,360,078)	(1,453,005)

3. Cash Flows From Financing Activities
Acquisition of own shares	28.d	(219,703)	(312,305)	(378,776)
Issuance of Debt Instruments Eligible to Compose Capital	20	-	9,347,750	-
Issuance of other long-term financial liabilities	18	53,017,039	73,765,081	59,663,420
Dividends and interest on capital paid		(6,953,718)	(6,076,073)	(5,652,081)
Payments of other long-term financial liabilities	18	(61,914,716)	(78,903,009)	(97,009,957)
Payments of subordinated liabilities	19	(9,885,607)	(544,566)	-
Payments of interest of Debt Instruments Eligible to Compose Capital	20	(328,892)	(683,783)	(623,146)
Net increase in non-controlling interests	27	(14,266)	55,869	(296,184)
Capital Increase in Subsidiaries, by Non-Controlling Interests	27	100,000	48,000	-
Total net cash flows from financing activities (3)		(26,199,863)	(3,303,036)	(44,296,724)
Exchange variation on Cash and Cash Equivalents (4)		(99)	-	-
Net Increase in Cash (1+2+3+4)		(3,841,497)	2,614,258	4,541,321

Cash and cash equivalents at beginning of year		25,285,160	22,670,902	18,129,581
Cash and cash equivalents at end of year		21,443,663	25,285,160	22,670,902

Cash and cash equivalents components
Cash and Balances With The Brazilian Central Bank	4	20,128,219	19,463,587	20,642,321
Loans and other	5	1,315,444	5,821,573	2,028,581
Total of cash and cash equivalents		21,443,663	25,285,160	22,670,902

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	10	735,864	785,139	524,497
Dividends and interest on capital declared but not paid	28.b	4,800,000	4,800,000	4,455,000
Supplemental information
Interest received		71,777,476	70,831,205	73,094,248
Interest paid		(27,654,965)	(29,796,455)	(37,948,828)

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

1.            Introduction, basis of presentation of the consolidated financial statements and other information

a)     Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Building A - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, capitalization plans, consumer finance, payroll loans, digital platforms, benefit vouchers, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an lintegrated basis. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Financial Statements for the year ended on December 31, 2019, at the meeting held on February 26, 2020.

These Financial Statements and the accompanying documents were the subject of a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

b)     Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC). All relevant information specifically related to the financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

c) Other information

c.1) Adoption of new standards and interpretations

• IFRS 16 - as of January 1, 2019, the Bank adopted IFRS 16, which replaces IAS 17.

I.              Transition

As permitted by the specific transition provisions, Banco Santander opted to apply the regulations in a retrospective modified manner, the effects of which were applied in January 1, 2019.

The changes in accounting practices resulting from the adoption of IFRS 16 were applied to the right of use assets as part of tangible assets and lease liabilities as other liabilities in the balance sheet.

II.             Lease Identification

In adopting IFRS 16, the Bank recognized lease liabilities involving leases that had already been classified as "commercial leases" in accordance with the principles of IAS 17 - Leases.

For the initial application of the standard, the Bank used the following permitted practical expedients:

• The exclusion of the initial direct costs for the measurement of the right to use asset at the date of initial application;

• It was decided not to separate the service provision component embedded in lease agreements; and

• The Bank also decided not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 - Determination as to whether a Contract contains a Lease.

In addition, the following recognition exemptions are also used:

• The accounting of operating leases with a remaining term of less than 12 months as of January 1, 2019 as short-term leases;

• The accounting for operating leases whose underlying asset is of immaterial;

• Until January 1, 2019, leases of fixed assets, in which the Bank as the lessee, held substantially all the risks and benefits of the property, were classified as financial leases. The balances presented are immaterial.

The majority of the lease contracts in which the bank is a lessor relates to real estate and equipment at the branches.

Banco Santander does not have rights-of-use assets that fall within the definition of investment properties

III.            Lease term

Lease agreements are formalized, analyzed and negotiated individually and contain a wide range of different terms and conditions. The Bank evaluates the term of the contract, as well as the intention to remain in the real estate. Thus, estimates of terms may vary according to contractual conditions, considering extension options, and also according to legal provisions.

The Bank assumes that the fines for contractual termination charged before the maturity date are not significant.

Lease agreements do not contain restrictive clauses, but leased assets can not be used as collateral for loans.

IV.           Initial Measurement

In their initial recognition, leases are recognized as a right of use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right of use to be recorded is measured at cost against the lease liability, which represents the present value of the lease payments that are not made to date. Lease payments are discounted using the incremental interest rate incremental borrowing interest rate. There is no onerous contract that required an adjustment in usage rights to be recorded as assets on the date of the initial adoption.

The use rights are measured at amortized cost in accordance with the following:

• The value of the initial measurement of the lease liability;

• Any lease payments made before or on the start date of any incentive received;

• any directly attributed initial cost; and

• Restoration costs, if the requirements of IAS 37 are met for the recording of Provisions, Contingent Liabilities and Contingent Assets.

The recognized rights of use assets related to each type of asset are as follows:

	12/31/2018	Adoptions Effects - IFRS 16	01/01/2019
Real Estate and Properties	-	2,373,959	2,373,959
Data processing systems	-	91,791	91,791
Total	-	2,465,750	2,465,750

The Santander Group uses as an incremental rate the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment, by term, guarantee and similar economic scenario, represented in  Santander Brasil by the funding cost curve of a risk-free asset, applied individually to each contract according to the estimates projected as the lease term.

Lease liabilities include the net present value of the following lease payments:

• Reduced fixed payments of any incentive;

• Variable payments that are based on a rate or indexer;

• Expected amounts to be paid by the lessee based on the residual value of collateral;

• The exercise price of a call option, if the lessee is reasonably certain about the exercise of the option; and

• Payment of penalties for the termination of the lease if the term of the operation reflects the exercise of the option by the lessee.

In the analysis of the Santander Group's contracts, only contracts with fixed and non-incentive payments or residual guarantee values were identified or the purchase option was embedded, thus, the effects on the accounting of liabilities arising from the initial adoption:

Lease Contracts as of December 31, 2018	-
Operating lease contracts discounted by the incremental interest rate	2,203,382
(-) Short-term leases as expenses	(19,252)
(+)/(-) Adjustments as a result of a different treatment of the termination dates of the contract	281,620
Balance as of January 1, 2019	2,465,750
Liabilities recognized as of January 1, 2019 - Other financial liabilities	2,465,750

Effects on accounting for the year ended on December 31, 2019 due to the initial adoption (there were no impacts on the results of the comparative periods generated by the initial adoption):

01/01 to 12/31/2019
Effects on results arising from the adoption of IFRS 16:
Rental Expense - Other administrative expenses	693,660
Asset amortization expenses - Tangible Assets	(564,132)
Interest expense on liabilities - Interest and similar income	(201,601)
Incremental interest tax effect - Income taxes	28,836
Total	(43,237)

Effects on the accounting of the financial liability on the period ended December 31, 2019:

Adoption of IFRS 16 in 01/01/2019	2.465.750
New contracts origination	267.268
Accrued interests	198.433
Renew of the existing contracts	422.755
Payments	(693.704)
Other movements	(61.465)
Financial liability measured at amortized cost – Leasing Contracts as of 12/31/2019	2.599.037

Below is presented the projected inflation (IGP-M) on December 31, 2019:

Projected IGP-M (annualized)
Up to 3 months	3,29%
From 3 to 12 months	3,26%
From to 1 to 3 years	2,62%
From 3 to 5 years	2,94%
More than 5 years	3,21%

V.             Subsequent measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, so any accumulated depreciation is deducted monthly, according to the criteria of CPC 27 - Property, Plant and Equipment depreciation of the right-of-use asset and any remeasurement of the lease liability, when applicable.

The initially recorded lease liability is updated monthly by increasing the liability amount of the interest portion of each lease and reducing the amount of monthly lease payments and corrected for any remeasurement lease, when applicable. The majority of the lease contracts in which the bank is a lessor relates to real estate and equipment at the branches.

The lease liability is remeasured, in case of changes in the lease term or in the contract value, the amount resulting from the new determination of the lease liability is recorded as a contra entry to the corresponding right of use asset.

The effects of adopting IFRS 16 impacts exclusively the operating segment Commercial Bank.

• IFRIC 23 - Published in June 2017 by the IASB, IFRIC 23 - Uncertainty over Income Tax Treatments on Profit has mandatory application as of January 1, 2019 and aims to clarify procedures for the application of recognition and measurement requirements established in the IAS 12 of Taxes on Profit when there is uncertainty about the treatments to be adopted for the Taxes on Profit.

The Bank carried out analyzes on the procedures already adopted for accounting and presentation of Income Taxes in relation to the content of IFRIC 23 and it was possible to conclude that there are no impacts on the disclosures made up to December 31, 2018, as well as from the adoption of the new standard on January 1, 2019.

Standards and interpretations that will come into effect after December 31, 2019

At the date of preparation of these consolidated financial statements, the following standards and interpretations that have effective adoption date after December 31, 2019 and have not yet been adopted by the Bank are:

• IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts to replace IFRS 4. IFRS 17 is scheduled to be implemented January 1, 2021. The purpose of this standard is to demonstrate greater transparency and useful information in condensed financial statements, one of the main changes being the recognition of profits as the delivery of insurance services, in order to evaluate the performance of insurers over time. Banco Santander is evaluating the possible impacts when adopting the standard.

• Amendments to IFRS 9, IFRS 7 and IAS 39 - In September 2019, the IASB changed its IFRS 9 and IAS 39 standards as well as the related disclosure standard, IFRS 7, on some requirements for hedge accounting. The changes were implemented on January 1, 2020. The amendments modify some specific requirements on hedge accounting in order to clarify potential effects of the uncertainty caused by the IBOR reform project. In addition, such changes require entities to provide additional information about their hedge relationships that are directly affected by these uncertainties. Banco Santander concluded that there are no significant impacts as from the adoption of the new standards on January 1, 2020.

c.2) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of interim consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

In interim consolidated financial statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

c.2.1) Critical estimates

The main estimates were discussed in detail for the preparation of the consolidated financial statements as of December 31, 2019. In the exercise ended December 31, 2019, there were no significant changes in the estimates made at the end of the year 2018, in addition to those indicated in these statements financial statements, especially arising from the application of IFRS 16.

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes are described below:

i. Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Contribution for the Financing of Social Security

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and Cofins. Current Income Tax and Social Contribution arise from the application of the respective tax rates on the real income, and the rates of PIS and Cofins applied on the respective calculation basis provided for in the specific legislation, together with the changes in deferred tax assets and liabilities recognized in the consolidated statement of income. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recovered on the differences between the carrying amounts of the assets and liabilities and their respective bases of calculation, and accumulated tax credits and tax losses. These amounts are measured at the rates that are expected to be applied in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets may be used and the deferred tax assets do not result from the initial recognition (except in one combination of business) of other assets and liabilities in an operation that does not affect either the taxable income or the taxable income. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income for them to be used.

The deferred tax assets and liabilities recognized are revalued at the balance sheet date, and the appropriate adjustments are made based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

Additional details are in notes 2.aa.

ii. Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which take into account the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

Additional details are in notes 2.e and 47.c8 of the Consolidated Financial Statements of December 31, 2019, which present the sensitivity analysis for Financial Instruments.

iii. IFRS 9 - Financial Instruments: issued in its final format in July 2014, the International Accounting Standards Board (IASB) approved IFRS 9, which replaced IAS 39 Financial Instruments, in accordance with the guidelines defined by the G20 by finance ministers of the world's 20 largest economies) in April 2009, establishing requirements for the recognition and measurement of financial instruments. This standard was adopted from January 1, 2018.

Provisions for losses on receivables

The book value of non-recoverable financial assets is adjusted by recording a provision for loss of debit from "Losses on financial assets (net) - Financial assets measured at amortized cost" in the consolidated statement of income. The reversal of previously recorded losses is recognized in the consolidated statement of income in the period in which the impairment loss decreases and can be objectively related to a recovery event.

To determine the balance of "Provision for impairment", Banco Santander first assesses whether there is objective evidence of impairment individually for financial assets that are significant, and individual or collective for non-recoverable financial assets.

In order to individually measure the impairment loss on loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generation capacity, cash flow, management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity and total credit value , and also based on historical experience of impairment and other circumstances known at the time of valuation.

In order to measure the impairment loss on loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, ie, according to the segment, type of assets, guarantees and other factors associated with the historical experience of impairment and other circumstances known at the time of valuation.

Further details are in note 2.i of the Consolidated Financial Statements of December 31, 2019, which present the sensitivity analysis for Financial Instruments.

Transition

As permitted by the transitional provisions of IFRS 9, the Group chose not to restate comparative figures, upon initial adoption in January 1, 2018. Any adjustments in the carrying amounts of financial assets and liabilities at the transition date were recognized in the initial net income and other reserves of the current period. The Group also opted to continue applying the hedge accounting requirements of IAS 39 in adopting IFRS 9.

Financial assets and liabilities

Initial Recognition and Measurement

The Bank initially recognizes loans and advances, deposits, debt securities issued and subordinated liabilities at the date of origin.

All other financial instruments (including regular purchases and sales of financial assets) are recognized on the trade date, which corresponds to the date on which the Bank becomes part of the contractual provisions of the instrument.

A financial asset or liability is initially measured at fair value, plus, in the case of an item not designated at fair value through profit or loss, transaction costs directly attributable to its acquisition or issue.

Ranking

Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, at fair value through Other Comprehensive Income or at fair value through profit or loss.

A financial asset is measured at amortized cost if it meets the following conditions and is not designated at fair value through profit or loss:

• The asset is maintained within a business model whose objective is to maintain assets to receive contractual cash flows;

• The contractual terms of the financial asset generate, at specific dates, cash flows that refer exclusively to payments of principal and interest on the principal amount outstanding.

A debt instrument is measured at fair value through Other Comprehensive Income if it meets the following conditions and is not designated at fair value through profit or loss:

• The asset is maintained within a business model whose objective is achieved through the receipt of contractual cash flows and the sale of financial assets; and

• The contractual terms of the financial asset generate, at specific dates, cash flows that refer exclusively to payments of principal and interest on the outstanding principal amount.

In the initial recognition of an equity instrument not held for trading, the Bank may irrevocably elect to present subsequent changes in fair value through Other Comprehensive Income. This option is made considering each investment individually and was not used by the Bank.

All other financial assets are classified as measured at fair value through profit or loss.

In addition, at initial recognition, the Bank may irrevocably designate at fair value through profit or loss a financial asset that would otherwise meet the measurement requirements at amortized cost or at fair value through Other Comprehensive Income, if such designation eliminate or substantially reduce an accounting mismatch that may exist. This option was not used by the Bank.

Business model evaluation

The Bank evaluates the objective of a business model in which an asset is maintained at the portfolio level, for better reflecting how the business is managed and what information is provided to Management. The information considered includes:

- Defined policies and objectives for the portfolio and the application of these policies in practice. Including, if Management's strategy is focused on earning contractual interest income, maintaining a specific interest rate profile, aligning the duration of the assets;

- How the performance of the portfolio is evaluated and reported to the Bank's Management;

- The risks that affect the performance of the business model (and financial assets held within that business model) and how those risks are managed;

- How the managers of the business are remunerated - for example, if the remuneration is based on the fair value of the managed assets or the contractual cash flows received;

- The frequency, volume and timing of sales in prior periods, the reasons for such sales and their expectations about future sales. However, sales activity information is not considered in isolation, but as part of an overall assessment of the Bank's stated purpose of managing financial assets.

Financial assets held for trading or managed, whose performance is valued at fair value, are measured at fair value through profit or loss, since (i) they are not held to receive contractual cash flows (ii) nor maintained to receive cash flows and sell financial assets.

Assessment to determine whether contractual cash flows refer exclusively to payments of principal and interest

For the purposes of this valuation, "principal" is defined as the fair value of the financial asset at initial recognition. "Interest" is defined as the consideration for the value of the currency over time and for the credit risk associated with the principal amount outstanding for a specific period and for other underlying risks and costs of the borrowings (eg liquidity risk and costs) as well as the profit margin.

In assessing whether contractual cash flows refer exclusively to payments of principal and interest, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the term or value of the contractual cash flows so that it would not meet this condition. In carrying out the evaluation, the Bank considers:

- contingent events that would alter the value and term of the cash flows;

- leverage;

- terms of advance payment and extension;

- terms limiting the Bank's right to cash flows of assets; and

- resources that modify the consideration of the value of the currency in time, for example, periodic readjustment of interest rates.

Reclassification of categories of financial assets

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Bank changes its business model to manage financial assets.

Derecognition of Financial Assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows of the asset expire or when it transfers the rights to the receipt of the contractual cash flows in a transaction in which essentially all the risks and benefits of ownership of the financial asset are transferred or in which the Bank does not transfer or retain substantially all the risks and rewards of ownership of the financial asset and does not control the financial asset.

The difference between the carrying amount of the asset (or book value allocated to the portion of the asset disposed) and the sum (i) of the consideration received (including any new assets obtained, less any new liabilities assumed) and (ii) any accumulated gains or losses recognized in "Other Comprehensive Income" is recorded in the income statement.

As from the date of the adoption of IFRS, mentioned above, any accumulated gains / losses recognized in "Other Comprehensive Income" in relation to equity instruments designated at fair value through Other Comprehensive Income are not recorded in the statement of income through the write-off of these securities.

The Bank carries out transactions in which it transfers the assets recognized in its balance sheet, but maintains all or substantially all the risks and benefits of the assets transferred or part thereof. In these cases, the transferred assets are not downloaded. Examples of such operations include assignments of co-sponsored loan portfolios.

In operations in which the Bank does not retain or transfer substantially all the risks and rewards of ownership of a financial asset and hold control of the asset, the Bank continues to recognize the asset in the extent of its continued involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Derecognition of Financial Liabilities

The Bank derecognizes a financial liability when its contractual obligations are terminated, canceled or when they expire.

Effective interest rate

The effective interest rate is one that exclusively discounts future cash payments or receipts estimated during the expected life of the financial asset or financial liability at the gross carrying amount of a financial asset (i.e. its amortized cost before any provision for reduction recoverable amount) or the amortized cost of a financial liability. The calculation does not consider expected credit losses and includes transaction costs, premiums or discounts and fees paid or received that are an integral part of the effective interest rate, such as origin taxes.

Changes in financial assets and liabilities

Financial assets

If the terms of a financial asset are modified, the Bank assesses whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, the contractual rights to the cash flows of the original financial asset will be considered as due. In this case, the original financial asset is written off and a new financial asset is recognized at fair value.

If the cash flows of the modified asset measured at amortized cost are not substantially changed, the change does not result in a derecognition of the financial asset. In this case, the Bank recalculates the gross carrying amount of the financial asset and recognizes the amount resulting from the adjustments to the gross carrying amount as gain or loss of change in profit or loss. If such a change is made due to the financial difficulties of the debtor, gains or losses are presented together with the impairment losses. In other cases, they are presented as interest income.

Interest Revenue

Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial assets, except:

(a) Financial assets acquired or originated with credit impairment, for which the original effective interest rate adjusted to the credit is applied to the amortized cost of the financial asset.

(b) Financial assets that are not acquired or originated with credit impairment, but subsequently presented a default event (or "stage 3"), for which interest income is calculated by applying the effective interest rate to its net amortized cost of the provision.

Equity Instruments

Equity instruments are those that meet the definition of stockholders 'equity from the issuer's point of view, that is, instruments that do not contain a contractual obligation to pay and show a residual interest in the issuer's stockholders' equity. Examples are equity instruments that include common shares.

Generally, all equity instruments are measured at fair value through profit or loss, except where the Bank's management has elected, at the time of initial recognition, the irrevocable designation of an equity investment at fair value through Other Comprehensive Income. The Bank's policy is to designate capital investments as measured at fair value against Other Comprehensive Income when these investments are held for other purposes that do not generate investment returns, in which case the fair value gains and losses are recognized in Other Comprehensive Income and are not subsequently reclassified to profit or loss, including the sale of the asset. Impairment losses (and the reversal of impairment losses) are not accounted for separately from other changes in fair value. With respect to dividends, when they represent a return on such investments, they continue to be recognized in income as other income when the Bank has the right to receive payments.

Gains and losses on investments measured at fair value through profit or loss are included under "Financial Assets measured at fair value through profit or loss" in the Statement of Income.

Financial Liabilities

The Bank derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability is recognized at fair value based on the modified terms. The difference between the carrying amount of the extinguished financial liability and the new financial liability with modified terms is recognized in the income statement.

Offsetting

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Bank currently has a legally enforceable right to offset the amounts and the intention to liquidate them on a net basis, or realize the asset and settle the liability simultaneously.

Revenues and expenses are presented on a net basis only when permitted by IFRSs or for gains or losses resulting from a group of similar operations, such as in the Bank's trading activity.

Measurement at fair value

"Fair value" corresponds to the price that would be received on the sale of an asset or paid in the transfer of a liability in an organized transaction between market participants at the measurement date in the main market or, in the absence thereof, the most advantageous market to which the Bank has access on that date.

When one is available, the Bank measures the fair value of an instrument based on the price quoted in that market for that instrument. A market is considered active if the transactions for the asset or liability occur with sufficient regularity and volume to provide price information on an ongoing basis.

If there is no quoted price in an active market, the Bank uses valuation techniques to maximize the use of relevant observable information and minimize the use of unobservable information. The chosen valuation technique incorporates all the factors that would be considered by the participants of the active market in the price of an operation.

The best evidence of the fair value of a financial instrument, at initial recognition, usually corresponds to the price of the transaction, that is, the fair value of the consideration paid or received. If the Bank determines that the fair value at initial recognition differs from the price of the transaction and the fair value is not evidenced by a price quoted in an active market for an identical asset or liability or based on an assessment technique for which any non-observable information is considered to be irrelevant to the measurement, the financial instrument will initially be measured at fair value, adjusted to defer the difference between the fair value at the initial recognition and the transaction price. This difference is subsequently recognized in profit or loss appropriately based on the life of the instrument, but until the valuation is fully supported by observable market data or the transaction is terminated.

If an asset or liability measured at fair value has a purchase price and a sale price, the Bank measures the assets and the positions purchased at a purchase price and the liabilities and the positions sold at a sale price.

The fair value of a financial liability with a cash demand (for example, a cash deposit) is not less than the amount payable on demand, discounted from the first date on which payment of the amount could be required.

Impairment

The Bank recognizes adjustments for expected credit losses in respect of the following financial instruments that are not measured at fair value through profit or loss:

- financial assets that are debt instruments;

- lease receivables;

- financial guarantee contracts issued; and

- loan commitments issued.

No impairment loss is recognized in equity instruments.

The Bank measures the impairment adjustments equal to the expected credit losses during the maturity, except for the instruments below, for which they are recorded as expected credit losses in 12 months:

- debt instruments with a low credit risk at the closing date; and

- other financial instruments (other than lease receivables) in which credit risk has not increased substantially since its initial recognition.

Adjustments for losses on lease receivables are always measured at an amount equal to the expected credit losses during the maturity.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. They are measured as follows:

- financial assets not subject to impairment at the closing date: as the present value of all cash shortages, ie the difference between the cash flows due to the entity under the contract and the cash flows the Bank expects to receive;

- financial assets subject to impairment at the closing date: as the difference between the gross carrying amount and the present value of the estimated future cash flows;

- loan commitments to be released: as the present value of the difference between the contractual cash flows due to the Bank if the commitment is used in full and the cash flows that the Bank expects to receive; and

- financial guarantee contracts: expected payments to reimburse the holder, less any amounts that the Bank expects to recover.

Modified Assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to assess whether the financial asset should be written off and the expected credit losses are measured as follows:

- If the expected restructuring does not result in derecognition of the existing asset, the cash flows expected and arising from the modified financial asset are included in the calculation of the cash deficiencies of the existing asset.

- If the expected restructuring results in a derecognition of the existing asset, the expected fair value of the new asset is treated as the final cash flow of the financial asset existing at the time of its derecognition.

This amount is included in the calculation of the cash insufficiencies arising from the existing financial asset discounted from the estimated date of the derecognition until the closing date, using the original effective interest rate of the existing financial asset.

Determination of significant increases in credit risk

At each balance sheet date, the Bank assesses whether the financial assets carried at amortized cost and the financial instruments at fair value through Other Comprehensive Income are subject to impairment, as well as other financial instruments subject to this assessment.

A financial asset is "subject to impairment" when one or more events that have a negative impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is subject to impairment includes the following observable data:

- significant financial difficulty of the debtor or issuer;

- delays in contractual obligations;

- breach of contract, such as defaults or delays;

- the restructuring of a loan or advance by the Bank under conditions which the Bank would not consider as interesting to carry out;

- the likelihood of the debtor going bankrupt or making another financial reorganization; or

- the disappearance of an active market for a security due to financial difficulties.

A financial instrument that has been renegotiated due to deterioration in the condition of the borrower is generally considered to be subject to impairment unless there is evidence that the risk of not receiving the contractual cash flows has been significantly reduced and there is no other indicator of impairment.

Provision for expected credit losses in the balance sheet

Provisions for expected credit losses are presented in the balance sheet as follows:

- financial assets measured at amortized cost: as a deduction from the gross book value of the assets;

- loan commitments and financial guarantee contracts: as a provision; and

- debt instruments measured at fair value through Other Comprehensive Income: no provision for losses is recognized in the balance sheet, since the carrying amount of these assets corresponds to the fair value.

Objective evidence of impairment

At each closing date, the Bank assesses the existence of objective evidence that financial assets not measured at fair value through profit or loss were reduced in their recoverable value. A financial asset or group of financial assets presents a reduction in its recoverable amount when objective evidence shows that a loss event occurred after the initial recognition of the asset (s) and that the loss event had an impact on the cash flows. cash of the asset (s) that could be estimated safely.

Objective evidence that financial assets have had a decline in their recoverable value include:

- significant financial difficulty of a debtor or issuer;

- default or default by a debtor;

- the restructuring of a loan or advance by the Bank under conditions which the Bank would not consider as interesting to carry out;

- indications that a debtor or issuer could go bankrupt;

- the disappearance of an active market for a security; or

- observable data related to a group of assets, such as adverse changes in the payment status of borrowers or issuers in the group, or economic conditions correlated with default in the group.

Loans that have been renegotiated due to deterioration in the debtor's condition are generally considered as reduced to recoverable value unless there is evidence that the risk of not receiving the contractual cash flows has been significantly reduced and there is no other indicator of impairment.

All loans and advances and securities measured at individually significant amortized cost were subject to a specific impairment test. Loans and advances and securities measured at amortized cost not considered as individually significant were collectively tested for impairment by grouping loans and advances and securities at amortized cost with similar credit risk characteristics.

Individual or collective evaluation

An individual measurement of impairment was based on Management's best estimate of the present value of the cash flows expected to be received. In estimating these cash flows, Management has judged the financial position of a debtor and the net realizable value of any underlying collateral. Each asset reduced to its recoverable value was evaluated for its merits, while the test strategy and estimated cash flows considered to be recoverable were approved by the Bank's credit risk managers.

In assessing the need for a collective provision for losses, management considered factors such as credit quality, portfolio size, concentrations and economic factors. To estimate the necessary provision, assumptions were made to define how inherent losses were modeled and to determine the required data parameters, based on historical experience and current economic conditions.

Measurement of impairment

Impairment losses on assets measured at amortized cost were calculated as the difference between the book value and the present value of the estimated future cash flows, discounted at the effective interest rate of the asset. Impairment losses on assets measured at fair value through Other Comprehensive Income were calculated as the difference between book value and fair value.

Reversal of impairment

For assets measured at amortized cost: If an event occurred after the impairment caused a reduction in the value of the impairment loss, the reduction in the impairment loss was reversed through profit or loss.

For debt securities measured at fair value through Other Comprehensive Income: If, in a subsequent period, the fair value of a debt security reduced to recoverable value has increased and this increase could be objectively tied to an event occurring after recognition of the impairment loss, the impairment loss was reversed through profit or loss; otherwise, any increase in fair value was recognized through Other Comprehensive Income.

Any subsequent recovery in the fair value of an equity instrument measured at fair value through Other Comprehensive Income and reduced to recoverable value was recognized at any time in Other Comprehensive Income.

The reconciliation of stockholders' equity resulting from the initial adoption of IFRS 9 is as follows:

Equity reconciliation

Equity before IFRS 9 adjustments - 12/31/2017	87,087,601
Allowance for loan losses	(2,149,051)
Provision for contingent liabilities	(674,513)
Re-measurement of assets arising from the new categories	17,806
Others	237,867
Deferred tax	1,026,066
Equity after IFRS 9 adjustments - 01/01/2018	85,545,776

Designation at fair value through profit or loss

Financial assets

At initial recognition, the Bank designated certain financial assets at fair value through profit or loss, as this designation eliminates or significantly reduces accounting mismatch that may arise.

Values of expected credit losses

Information, assumptions and techniques used in the estimation of impairment

Classification of financial instruments by stages

The portfolio of financial instruments subject to impairment is divided into three levels, based on the stage of each instrument related to its level of credit risk:

- Stage 1: It is understood that a financial instrument at this stage does not have a significant increase in risk since its initial recognition. The provision on this asset represents the expected loss resulting from possible default during the next 12 months;

- Stage 2: If a significant increase in risk has been identified since the initial recognition, without materializing deterioration, the financial instrument will be framed within this stage. In this case, the amount referring to the provision for expected loss for delinquency reflects the estimated loss of the residual life of the financial instrument. For the assessment of the significant increase in credit risk, the quantitative measurement indicators used in the normal management of credit risk will be used, as well as other qualitative variables, such as the indication of being an undeveloped operation if considered as refinanced or included operations in a special agreement; and

- Stage 3: A financial instrument is recorded within this stage when it shows signs of deterioration evident as a result of one or more events that have already occurred and which materialize at a loss. In this case, the amount relating to the provision for losses reflects the expected losses due to credit risk over the expected residual life of the financial instrument.

Impairment estimation methodology

The measurement of the expected loss is made through the following factors:

- Exposure at Default or EAD: is the transaction value exposed to credit risk, including the current available balance balance that could be provided at the time of default. The models developed incorporate assumptions about the changes in the payment schedule of operations.

- Probability of Default (PD): is defined as the probability that the counterparty can meet its obligations to pay the principal and / or interest. For the purposes of IFRS 9, both will be considered: PD - 12 months (Stage 1), which is the probability that the financial instrument will default during the next 12 months as well as PD - life time (Stage 2 and 3), which considers the probability that the transaction between in default between the balance sheet date and the residual maturity date of the transaction. The standard requires that future information relevant to the estimation of these parameters should be considered.

- Losses given default (LGD): is the resulting loss in the event of default, that is, the percentage of exposure that can not be recovered in the event of default. It depends mainly on the guarantees associated with the operation, which are considered as risk mitigation factors associated with each credit financial asset and the expected future cash flows to be recovered. As established in the regulations, future information should be taken into account for its estimation.

- Discount rate: is the rate applied to estimated future cash flows over the expected life of the asset, to bring them to present value.

In order to estimate the aforementioned parameters, the Bank has applied its experience in the development of internal models for the calculation of parameters both for the purposes of the regulatory environment and for internal management.

Definition of default

The Bank considers that a financial asset is in a default situation when:

- it is likely that the debtor will not fully pay its credit obligations to the Bank; or

- the debtor has significant credit obligations to the Bank overdue for more than 90 days as a general rule.

Overdrafts are considered past due if the customer violates a recommended limit or has been granted a lower limit than the current outstanding amount.

When assessing whether a debtor is in default, the Bank considers indicators:

- qualitative - eg breaches of covenants;

- quantitative - for example, the status of past due and non-payment of another obligation of the same issuer to the Bank; and

- based on data collected internally and obtained from external sources.

Allowance for losses

The following tables present the reconciliations of the opening and closing balances of the provision for losses by category of financial instrument. The terms expected credit losses in 12 months, expected credit losses during the maturity and impairment losses recoverable amounts are explained in the accounting practices note. The values for December 31, 2017 represent a provision for loan losses and reflect the measurement basis in accordance with IAS 39.

R$ millions	Total
Allowance for loan losses - Balance 12/31/2017	18,261,638
Allowance for guarantees - Balance 12/31/2017	312,373
IAS 39 Balance at 12/31/2017	18,574,011
Initial adoption effect of IFRS 9 (Note 1.2i)	2,823,564
IFRS 9 Balance at 01/01/2018	21,397,575

As of January 1, 2018, the Allowance for Loan Losses balance related to IFRS 9 segregated by stages was represented by: Stage 1 – 20%, Stage 2 – 15% and Stage 3 – 65%. The segregation in stages related December 31, 2019, is in note 9.c.

Financial Assets and Liabilities

A. Classification of Financial Assets and Liabilities at the Initial Adoption of IFRS 9

The table below presents the financial assets classified in accordance with IAS 39 and the new measurement categories in accordance with IFRS 9.

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 12/31/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial Assets	IAS 39	Loans and receivables	355,246,574	354,317,416	-	354,317,416	Measured at Amortized cost
				492,429	5,197	497,626	Measured Mandatorily Measured At Fair Value Through Profit Or Loss
				436,729	(7,179)	429,550	Measured at Fair value through other comprehensive income
		Available-for-sale	85,823,384	4,762,234	3,791	4,766,025	Measured at Amortized cost
				79,954,513	-	79,954,513	Measured at Fair value through other comprehensive income
				1,106,637	15,997	1,122,634	Measured at Fair value through profit and loss
		Held to maturity investments	10,214,454	10,214,454	-	10,214,454	Measured at Amortized cost
		Held for trading	86,271,097	86,271,097	-	86,271,097	Measured at Fair value through profit and loss Held For Trading
		Other financial assets measured at fair value through profit and loss	1,692,057	1,692,057	-	1,692,057	Measured at Fair value through profit and loss
Total (1)			539,247,566	539,247,566	17,806	539,265,372

(1)  Does not include Provision for Losses on contingent liabilities and commitments

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 12/31/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial liabilities	IAS 39	Held for trading	49,322,546	-	-	49,322,546	Measured At Fair Value Through Profit Or Loss Held For Trading
		Amortized cost	478,880,704	-	-	478,880,704	Measured at Amortized cost
Total			528,203,250	-	-	528,203,250

iv. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study performed annually by a specialized company at the end of each year, effective for the subsequent period and are recognized in the consolidated statement of income under Interest and similar expenses and Provisions (net).

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.x of the Consolidated Financial Statements of December 31, 2019.

v. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

Explanatory note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2019, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2018 and December 31, 2019, the date of preparation of these consolidated financial statements.

vi. Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by Management.

Further details are in note 13.

2.            Accounting policies and method of measurement

The accounting policies and method of measurement applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The financial statements are presented in Brazilian Reais, the functional and reporting currency of Banco Santander and its subsidiaries.

The assets and liabilities and foreign subsidiary are converted to Real as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheets date.

- Revenues and expenses are translated at the monthly average exchange rates.

- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has control. Control is based on whether the Bank has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns, as set forth in the law, the Bylaws or agreement.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expense of a subsidiary acquired or disposed during the year are included in the consolidated income statement  and other comprehensive income from the date the Bank gains controls until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of Other Comprehensive Income are attributed to the owners of the Bank and to the non-controlling interests even if the effect is attributed to non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest even if this generates a negative balance for non-controlling interests. All transactions, balances, income and expenses between the companies of the Santander Group are eliminated in the consolidated financial statements.

Changes in the Santander Group’s interest in a subsidiary that do not result in loss of control are registered as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Bank loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are registered (i.e. reclassified to income statement or transferred directly to retained earnings) in the same manner as it would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control got lost is considered as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

ii. Interests in joint ventures (jointly controlled entities) and associates

Joint ventures mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the ventures.

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating  decisions of the investee)  but it does not control or has joint control over the investee.

In the consolidated financial statements, interest in joint ventures and investments in associates are registered using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into consideration the dividends received from capital reductions and other related transactions. Relevant information regarding companies registered under the equity method by the Bank is provided in note 11.

iii. Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is registered in accordance with IFRS 3 - “Business Combinations”.

Business combinations are carried out so that the Bank obtains control over an entity and are recognized for accounting purposes as follow:

• The Bank measures the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated financial statement.

• The excess of the acquisition cost over the fair value of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair value of the identifiable net assets over the acquisition cost is an advantageous purchase gain and it is recorded as income on the date of the acquisition.

The note 3 includes a description of the most significant transaction carried out in 2018, 2017 and 2016.

iv. Investment Funds

These include investment funds in which the Santander Group companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund, in accordance with IFRS 10 - Consolidated Financial Statements and are therefore, consolidated in these financial statements.

c) Definitions and classification of financial instruments

i. Definitions

“Financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or financial interest of another entity.

“Equity instrument” is any agreement that evidences a residual interest in the asset of the issuing entity after deducting all of its liabilities.

“Financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is zero or very small compared with other financial instruments with a similar response to changes in market factors, and which is settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect to make part of the cash flow of the hybrid contract vary similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 3&11).

• Rights and obligations under employee benefit plans (note 22).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at Central Banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial Assets Measured At Fair Value Through Profit Or Loss  Held For Trading: this category includes the financial assets acquired to generate short-term profit resulting from the fluctuation of its prices and financial derivatives not classified as hedging instruments, whose primary intention of the Bank is to trade them frequently.

• Financial Assets Measured At Fair Value Through Profit Or Loss:this category includes the financial assets that did not meet the pre-established criteria when evaluating the SPPI Test (Solely Payment of Principal and Interest).

• Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that at the time of initial designation was made the fair value option.

• Other Financial Assets At Fair Value Through Profit Or Loss (applicable for comparatives):this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measurement, manage and control of all risks and returns that enables all the financial instruments involved to be identified and monitored and allows the effective reduction of risk checked. Financial assets may only be included in this category on the date they are acquired or originated.

• Financial Assets Measured At Fair Value Through Profit Or Loss: are stated at fair value. This category does not include debt instruments classified as “Held-to-maturity investments” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

The results rising from changes in fair value are recognized at the Financial Assets Measured At Fair Value Through Other Comprehensive Income line in the Shareholders´ equity except for cumulative impairment losses which are recognized in statement of profit or loss. When the investment is sold or has evidences of decreases on the  fair value due to impairment, the previously recognized result at the same Shareholders´ Equity line, mentioned above is reclassified to the statement of profit or loss.

• Financial Assets Measured At Amortized Cost: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheets at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

• Held-to-maturity investments(applicable for comparatives): this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following headings in the consolidated financial statements:

• Cash and balances with the Bacen: cash balances and balances receivable on demand relating to deposits with Bacen and credit institutions.

• Financial Assets Measured At Amortized Cost:  includes the debit balances of all credit and loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items

•  Loans and other amounts with credit institutions: credit of any nature in the name of financial institutions.

•  Loans and advances to clients: includes debit balances of all the remaining credit and loans granted by the Bank, including money market operations through centralized counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments:  Financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

• Investments in associates and jointly controlled companies: includes the investments made in the share capital of associates and jointly controlled companies.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Other Financial Assets At Fair Value Through Profit Or Loss:  this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ("reverse repos") or borrowed (short positions).

• Other Financial Assets At Fair Value Through Profit Or Loss:  financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

• Financial liabilities at amortized cost:  financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated financial statements:

• Deposits from Bacen: deposits of any nature received from Bacen.

• Deposits from credit institutions:  deposits of any nature, including credit received and money market operations in the name of credit institutions.

• Client deposits:  includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from client.

• Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

• Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

• Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

• Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

• Other financial liabilities:  includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

• Hedging derivatives: includes the fair value of the Bank's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered in specific heading liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be recognized as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 20.

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheets at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains (losses) on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Financial Assets Measured At Amortized Cost” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial Assets Measured At Fair Value Through Profit Or Loss” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate - and those arising for other reasons, which are recognized at their net amount in the heading “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity in then heading “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

iv. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to clients who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a derivative measured at fair value through profit or loss.

When fair value hedge accounting is discontinued (expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity in the heading "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

For the accounting and disclosure of the hedge accounting structures as of December 31, 2019, the bank used the faculty of IFRS 9, to maintain the practices determined by IAS 39.

f) Settlement of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties-unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers or retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

g) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Offsetting Agreements and Obligations Settlement (CMN Resolution 3.263/2005) - The Bank has an agreement for the clearing and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in higher financial settlement guarantee, with the parties that have this modality of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations with the counterparty.

The following table provides details of financial assets and liabilities subject to offsetting at December 31, 2019, 2018 and 2017:

Thousand of reais				2019
	Financial assets, gross	Financial assets offset in the balance sheet, gross		Financial assets offset in the balance sheet, net
Assets:
Derivatives	20,904,663	(458,929)		20,445,734
Repurchase agreements	28,717,976	-		28,717,976

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross		Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	22,888,906	(458,929)		22,429,977
Repurchase agreements	103,124,238	-		103,124,238

Thousand of reais				2018
	Financial assets, gross	Financial assets offset in the balance sheet, gross		Financial assets offset in the balance sheet, net
Assets:
Derivatives	18,667,611	(304,165)	(304,165)	18,363,446
Repurchase agreements	44,836,491	-		44,836,491

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross		Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	18,771,000	(304,165)		18,466,835
Repurchase agreements	101,647,013	-		101,647,013

Thousand of reais				2017
	Financial assets, gross	Financial assets offset in the balance sheet, gross		Financial assets offset in the balance sheet, net
Assets:
Derivatives	17,262,888	-		17,262,888
Repurchase agreements	34,505,671	-		34,505,671

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross		Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	16,677,486	-		16,677,486
Repurchase agreements	97,421,579	-		97,421,579

h) Regular way of financial assets purchases

Regular way of financial assets purchases are recognized on trade date. The assets are settled when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

i) Impairment of financial assets

i. Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

• In the case of equity instruments, mean that their carrying amount may not be fully recovered.

• Arising from the violation of terms of loans, and

• During the Bankruptcy process.

As a general rule, the adjustment of the value of the impaired financial instruments is recognized in the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment loss is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are taken into account:

• All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, in the examination and to document debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduction of the exposure to credit risk, are based on an individual basis or grouped by similarity.

• Clients with individual management: Wholesale clients, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support the decision-making based in internal risk assessment.

• Clients with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specialized in this type of risk. The credits related to clients standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans. Loans are either individually or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

The Bank first assesses whether objective evidence of impairment loss individually for financial assets are individually significant, and individually or collectively for financial assets are not individually significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as his economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

In some cases the observable data required to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances.

In such cases, an entity uses its experienced judgment to estimate the amount of any impairment loss. Similarly an entity uses its experienced judgment to adjust observable data for a group of financial assets to reflect current circumstances.

The impairment loss is calculated by using statistical models that consider the following factors:

Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty. The timing of default is considered in the PD measurement.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower default in the coming year. A loan will be defaulted if either the principal or interest become past due by ninety days or more or the loan is active but there are doubts about the solvency of the counterparty (subjective doubtful assets).

• Losses given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.

• In addition, prior to loans be written-off (which is only done after the Bank have completed all recovery efforts and after about 360 days late), it is registered fully provision of the loan´s remaining balance so this provision (allowance for loan losses) fully covers the losses. Thus, the Bank concludes that its loan loss allowance methodology has been developed to meet its risk metrics and capture loans that could potentially become impaired.

iii. Debt or equity instruments classified as financial assets measured at fair value through other comprehensive income

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income."

When there is objective evidence that the aforementioned differences are due to a prolonged decline in fair value, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses from a prolonged decline in fair value relating to an investment in equity instruments are not reversed in subsequent periods.

j) Repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated financial statements as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with Bacen, Loans and advances to credit institutions or Loans and advances to clients (Deposits from Bacen, Deposits from credit institutions or Client deposits).

Differences between the purchase and sale prices are recognized as interest over the duration of the contract.

k) Accounting for leases

i. Financial leases

Financial leases, until December 31, 2018, are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. From January 1, 2019, see note 1.c.1.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Financial Assets Measured At Amortized Cost in the consolidated financial statements.

The finance income arising from these contracts is credited in the heading “Interest and similar income” in the consolidated income statement in order to achieve a constant rate of return over the deadline of the lease.

l) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. These assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized in the heading “Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated financial statements at December 31, 2019, 2018 and 2017 is provided in note 44-d.

n) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware, right-of-use of assets and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated maturity of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each reporting period, if there is indication that the items of tangible assets carrying amount may be impaired, that is if there is an asset with its carrying amount bigger than its recoverable amount, either for use or sale.

Once an impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in the heading "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of a recovery of a tangible asset value, the Bank recognizes the reversal of the impairment loss amount recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the asset. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

o) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software development. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition and/or merger of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net) - Intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to their carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise them based on their respective fair values at the date of purchase.

In the case of a business combination made in stages, prior interest in the acquired is measured again at fair value at the acquisition date when control of the acquired is obtained.

ii. Other intangible assets

Other intangible assets are non-monetary assets without physical substance. Generally arising from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets can have an indefinite maturity -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite maturity, in all other cases.

Intangible assets with indefinite maturity are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining maturity of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite maturity are amortized over those maturity using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is any indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

Expenditures for acquisition and development of software are amortized over a maximum period of 5 years.

p) Other assets

Other Assets include the balances of all prepayments and accrued income (excluding accrued interest), acquired client list, the net amount of the difference between pension plan obligations and the fair value of the plan assets with a balance on the entity’s behalf, when this net amount shall be disclosed in the consolidated financial statements, and the amount of any other assets not included in other items.

The Bank uses the value in use of client relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of client lists acquired related to the purchase of the "payroll" will be determined individually. An analyses that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

q) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by actuarial provisions for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk, other than a financial risk, from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder  will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires  or is cancelled.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator and based on management’s future expectations. In the later case, the anticipated future investment yield is set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each financial statement date an assessment is made in order to verify whether the actuarial provisions are adequate.

In the years ended December 31, 2019, 2018 and 2017, as determined by IFRS 4 - Contracts classification and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAP).

At December 31, 2019, the LAT indicated the need for the additional constitution of technical provisions amounted to R$215,754 (12/31/2018 - R$130,307 and 12/31/2017 - R$85,395) for Indemnity Funds for Benefit (FGB) plans.

r) Provisions for legal and administrative proceedings, commitments and other provisions

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, lawsuits and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements.

Provisions are reviewed at each financial statement date and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the outflows of resources and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Provisions for the lawsuits and administrative proceedings are recorded when their risk of loss is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, the legal opinion of the internal and external advisors, based on the best available information. For those lawsuits for which the risk of loss is possible, are not recorded and the information is disclosed in the financial statements and for the lawsuits for which the risk of loss is remote, no disclosure is required.

Contingent assets are not recognized, except when there are guarantees or favorable lawsuits decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

On the favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements, to file a rescission lawsuit within a period determined by current legislation. Rescission lawsuits are considered as new events and will be evaluated for contingent liability purposes if and when they are filed.

s) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

t) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant continues to be employed by the Bank during the term of the Plan for his rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced in case of failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3)  market conditions, since some parameters are linked to the market price of the Bank´s shares. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value.

Settlement in shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the fair value of services rendered and the corresponding liability incurred, based on the fair value of the share appreciation rights at the grant date and until the liability is settled. The Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognizes the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.

u) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method.

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 35). The main criteria are as follows:

• Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

• Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

• Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in the income statement over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

v) Guarantees

v.1) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the commission of the financial guarantees as liability in the consolidated financial statements at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over their term.

Financial guarantees, regardless of the guarantor, type of instrument or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized in the heading “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated financial statements (note 23).

If a specific provision is required for financial guarantees, the related unearned commissions are recognized in the heading “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated financial statements are reclassified to the appropriate provision.

v.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander controls the credit risk using the collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase its ability to recover operations subject to credit risk. The guarantees can be fiduciary, real, legal structures with power mitigation and compensation agreements. Annually the bank reviews its guarantees policies to capture changes in the market, in the caracteristics of the assets given as guarantees and the conditions of the assets, those are examples of technical parameters reviewed.

Credit limits are continually monitored and changed in client behavior function. Thus, the potential loss values represent a fraction of the amount available.

w) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 44-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated financial statements since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized in the heading “Fee and commission income” in the consolidated income statement.

x) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined contribution plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made are recognized in the heading "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 22. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with the former employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In addition, there is full recognition in liabilities heading of actuarial losses (actuarial deficit) not recognized previously when they occur, which its counterparty is a heading in the stockholders’ equity (Other Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value without any deduction from the plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan assets in the financial statements when they meet the following characteristics: (i) the fund assets are sufficient to meet all employee benefit plan or the sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service provided in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service provided in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the headings "Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

y) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 22).

z) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

aa) Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

Income tax is calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution (CSLL) is calculated at the rate of 15% for financial institutions and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax assets classified as "Current" are amounts of tax to be recovered within the next twelve months.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized as temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Due to the change in social contribution tax rate, the group companies made the remeasurement of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

Income and expenses recognized directly in stockholders equity are accounted as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each financial statements date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits is based on the Bank's projections of future results and on technical technical analysis of the realization of the temporary differences, as shown in Note 24.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

ab) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the following meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value and original maturity of three months or less.

• Operating activities: the primary revenue-generating activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•  Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded in the headings "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated financial statements, except restricted resources and long-term transactions.

The interest paid and received correspond to operating activities of Banco Santander.

3.            Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method by the Bank is provided in Note 11.

			Participation %
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity		Consolidated
Banco Bandepe S.A. (2)	Bank		100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing		99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) (3) (19)	Financial		100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio) (1)	Buying club		100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (formerly named as Atual Companhia Securitizadora de Créditos Financeiros) (Atual) (7)(17)	Credit recovery services		100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) (4)	Broker		100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other activities		100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet) (5)	Payment Institution		100.00%
Sancap Investimentos e Participações S.A. (Sancap) (6)	Holding		100.00%
Santander Brasil Establecimiento Financiero de Crédito S.A. (EFC)	Financial		100.00%
Santander Holding Imobiliária S.A. (formerly named Webcasas S.A.) (8)	Holding		100.00%
Santander Brasil Tecnologia S.A.	Technology		100.00%
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos) (19)	Payment Institution		100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (12) (19)	Bank		60.00%
Rojo Entretenimento S.A. (9)	Other Activities		94.60%
BEN Benefícios e Serviços S.A (10)	Other Activities		100.00%
Esfera Fidelidade S.A. (11)	Other Activities		100.00%

Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos e Meios Digitais S.A. (formerly named Ipanema Empreendimentos e Participações S.A.) (16) (17)	Credit Management and Recovery Management		100.00%

Controlled by Return Capital Serviços de Recuperação de Créditos S.A. ( Previously named as Ipanema Empreendimentos e Participações)
Return Gestão de Recursos S.A. (formerly named Gestora de Investimentos Ipanema S.A.) (16)	Resource Manager	-	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%

Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Savings and annuities	-	100.00%
Evidence Previdência S.A. (15)	Social Securities	-	100.00%

Controlled by Aymoré CFI
Banco PSA Finance Brasil S.A.	Bank	-	50.00%
Banco Hyundai Capital Brasil S.A. (13)	Bank	-	50.00%

Controlled by Olé Consignado
Crediperto Promotora de Vendas e Cobrança Ltda. (current name of da BPV Promotora de Vendas e Cobrança Ltda.)	Other Activities	-	100.00%
Olé Tecnologia Ltda.	Other Activities	-	100.00%

Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A. (PI DTVM) (14)	Leasing		100.00%

Consolidated Investment Funds	Activity		Participation % Consolidated
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund		(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund		(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Paraty QIF PLC	Investment Fund		(a)
Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies)	Investment Fund		(a)
Prime 16 – Fundo de Investimento Imobiliário (formerly named BRL V - Fundo de Investimento Imobiliário - FII)	Real Estate Investment Fund		(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI)	Investment Fund		(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V)	Investment Fund		(a)

Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos	Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Atacado - Não Padronizado (FIDC NRA)	Investment Fund	(a)

(a) Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) In the EGM held on April 30, 2019, an increase in capital in the amount of R$79,537 was approved, from R$95,349 to R$174,886 divided into 174,885,602 shares, with a nominal value of R$1.00 (one real) each. In the EGM held on August 15, 2019, a capital increase was approved, based on statutory reserves, in the amount of R$64,000, from R$174,886 to R$238,886 divided into 238,885,602 shares, with a nominal value of R$1.00 (one real) each.

(2) In the EGM held on December 7, 2018, a capital increase in the amount of R$2,000,000 was approved, from R$2,787,689 to R$4,787,689, through the issue of 1,405,667 (one million , four hundred and five thousand, six hundred and sixty-seven) new registered common shares, without par value. The shareholder Banco Santander subscribed all the new shares issued and paid up the shares corresponding to 50% of the capital increase. On September 16, 2019, the remaining 50% was paid.

(3) In the EGM held on April 26, 2019, a capital increase in the amount of R$137,880 was approved, from R$726,561 to R$864,441 without the issue of new shares.

(4) In the EGM held on April 26, 2019, a capital increase in the amount of R$1,689 was approved, from R$296,000 to R$297,689 without the issue of new shares. In the EGM held on August 15, 2019, a capital increase in the amount of R$60,000 was approved, from R$297,689 to R$357,689 without the issue of new shares.

(5) On February 25, 2019, Banco Santander acquired all the shares of Getnet SA's Minority Shareholders, corresponding to 11.5% of Getnet SA's share capital, pursuant to the “Share Purchase and Sale Agreement and Other Covenants of Getnet SA, with approval by Bacen on February 18, 2019.

(6) In the EGM held on April 2, 2019, a capital increase in the amount of R$200,000 was approved, from R$347,135 to R$547,135, represented by 17,114,176,389 (seventeen billion, one hundred and fourteen million, one hundred and seventy-six six thousand three hundred and eighty-nine) registered common shares, without par value. In the EGM held on November 11, 2019, a capital increase in the amount of R$300,000 was approved, from R$547,135 to R$847,135, represented by 23,538,159,258 (twenty-three billion, five hundred and thirty-eight million, one hundred and fifty and nine thousand two hundred and fifty-eight) registered common shares, without par value.

(7) At the AGE held on January 31, 2019, a capital increase in the amount of R$100,000 was approved, through the issue of 92,174,394 (ninety-two million, one hundred and seventy-four thousand, three hundred and ninety-four) new common shares, nominative and without par value, increasing the share capital from R$270,000 to R$370,000. The shares issued due to the capital increase were fully subscribed by the shareholder Banco Santander. In the Extraordinary General Meeting held on June 25, 2019, a capital increase in the amount of R$375,000 was approved, from R$370,000 to R$745,000 through the issue of 335,240,479 (three hundred and thirty-five million, two hundred and forty thousand, four hundred and seventy-nine) new common shares, registered and without par value. In the Extraordinary General Meeting held on July 25, 2019, a capital increase in the amount of R$100,000 was approved, from R$745,000 to R$845,000 through the issue of 89,007,566 (eighty-nine million, seven thousand, five hundred and sixty-six) new common shares, registered and without par value. In the EGM held on September 25, 2019, a capital increase in the amount of R$195,000 was approved, from R$845,000 to R$1,040,000 through the issue of 171,775,899 (one hundred and seventy one million, seven hundred and seventy-five thousand, eight hundred and ninety-nine) new common shares, nominative and without par value. In the EGM held on October 23, 2019, a capital increase in the amount of R$257,000 was approved, from R$1,040,000 to R$1,297,000 through the issue of 225,715,791 (two hundred and twenty-five million, seven hundred and fifteen thousand seven hundred and ninety-one) new common shares, nominative and without par value.

(8) On May 14, 2019, Banco Santander and its wholly-owned subsidiary Santander Holding Imobiliária S.A. entered into a binding document with the partners of Summer Empreendimentos Ltda. establishing the terms of the negotiation of purchase and sale of quotas representing the total share capital of Summer Empreendimentos. The conclusion of the transaction is subject to the implementation of conditions precedent usual for this type of transaction, including prior authorization by Bacen. In the EGM held on April 18, 2019, a capital increase in the amount of R$86,000 was approved, from R$24,500 to R$110,500 through the issue of 108,271,434 (one hundred and eight million, two hundred and seventy-one thousand, four hundred and thirty-four) new common shares, registered and without par value. In the EGM held on May 30, 2019, a capital increase in the amount of R$119,162 was approved, from R$110,500 to R$229,662 through the issuance of 151,009,682 (one hundred and fifty-one million, nine thousand, six hundred and eighty and two) new common shares, nominative and without par value, at the issue price of R$0.7891 per share. In the EGM held on September 20, 2019, a capital increase in the amount of R$45,250 was approved, from R$229,662 to R$274,642 through the issuance of 57,894,063 (fifty-seven million, eight hundred and ninety-four thousand and sixty and three) new common shares, registered and without par value. In the EGM held on November 6, 2019, a capital increase in the amount of R$10,000 was approved, from R$274,642 to R$284,642 through the issue of 12,970,169 (twelve million, nine hundred and seventy thousand, one hundred and sixty-nine ) new common shares, registered and without par value.

(9) Investment transferred from non-current assets held for sale in June 2018.

(10) Company incorporated on June 11, 2018. In the EGM held on March 27, 2019, a capital increase in the amount of R$49,999 was approved, from R$45,001 to R$90,000, through the issue of 44,999,000 (forty-four million, nine hundred and ninety-nine thousand) new registered common shares, without par value. The shareholder Banco Santander subscribed all the new shares issued and paid up the shares corresponding to 100% of the capital increase.

(11) Company incorporated on August 14, 2018 and beginning its activities in November 2018.

(12) In the AGE of February 9, 2018, the shareholders of Banco Olé Consignado, approved the capital increase in the amount of R$120,000, from R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common shares, registered and without par value, fully subscribed and paid up by the shareholders on the date of the EGM, in proportion to their respective interest in the share capital. The capital increase was approved by Bacen on March 15, 2018.

(13) The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., Was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil S.A. on December 13, 2018. Aymoré CFI, wholly owned subsidiary of Banco Santander , has effective operational control of the company. At the EGM held on February 19, 2019, a capital increase in the amount of R$200,000 was approved, through the issuance of 200,000,000 (two hundred million) new common shares, nominative and without par value, with the capital of R$100,000 to R$300,000. The shares issued due to the capital increase were fully subscribed by the shareholders Aymoré Financiamentos CFI in the amount of R$100,000 and Hyundai Capital Services Inc. in the amount of R$100,000.

(14) In the EGM held on May 3, 2018, the Company's shareholders approved its transformation into a securities distribution company, and the change of its corporate name to SI Distribuidora de Tulos e Valores Mobiliários S.A. The transformation process was approved by Bacen on November 21, 2018. In the EGM held on December 17, 2018, SI Distribuidora de Tulos e Valores Mobiliários S.A. approved the change of its corporate name to PI Distribuidora de Titulos e Valores Mobiliários S.A..The change process was approved by Bacen on January 22, 2019.

(15) In the EGM held on April 2, 2019, a capital increase in the amount of R$200,000 was approved, from R$250,000 to R$450,000 through the issue of 12,987,012,987 (twelve billion, nine hundred and eighty-seven million, twelve thousand, nine hundred and eighty-seven) new common shares, nominative and without par value. In the EGM held on November 11, 2019, a capital increase in the amount of R$300,000 was approved, from R$450,000 to R$750,000 through the issue of 17,241,379,310 (seventeen billion, two hundred and forty-one million, three hundred and seventy-six million nine thousand three hundred and ten) new common shares, nominative and without par value.

(16) The AGE held on July 12, 2018, approved the change of the corporate name of Ipanema Empreendimentos e Participações S.A. to Return Capital Serviços de Recuperação de Crutos S.A. The AGE held on July 12, 2018, approved the amendment to corporate name of Gestora de Investimentos Ipanema S.A. for Return Gestão de Recursos S.A. In an AGE held on November 11, 2019, the Company's capital increase in the amount of R$300,000 was approved by the issue of 17,241,379,310 (seventeen billion, two hundred and forty-one million, three hundred and seventy-nine thousand and three hundred and ten) new common shares, nominative and without par value.

(17) On November 1, 2019, Atual Serviços de Recuperação de Creditos concluded the acquisition of the shares issued by Return Capital Serviços e Recuperação de Creditos S.A. for the amount of R$17,000, previously held by minority shareholders, equivalent to 30% of the share capital of the company.

(18) In the EGM held on October 31, 2019, the partial spin-off of Integry Tecnologia e Serviços AHU Ltda. Was approved, with version of the spun-off portion of its equity to Getnet. At the EGM of December 16, 2019, the change of the company's name to Santander Merchant Platform Solutions Brasil Ltda was approved. (“SMPS Brasil”). On December 20, 2019, a purchase and sale agreement was signed for the totality of the company's shares for the amount of R$3 million by Santander Merchant Platform Solutions (Spain).

(19) On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. formalized its interest in exercising the put option provided for in the Investment Agreement, signed on July 30, 2014, for the sale of its 40% stake in the share capital of Olé Consignado to Banco Santander. On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all shares issued by Bosan Participações S.A. (holding company whose only asset is shares representing 40% of Banco Olé's share capital), for the amount total of R$1.6 billion, to be paid on the closing date of the Transaction. The completion of the Transaction will be subject to the signing of the definitive instruments and the implementation of certain suspensive conditions usual in this type of transaction. On October 23, 2019, Aymoré CFI had its share capital reduced, without the cancellation of shares, by transferring the common shares representing its equity interest held in Banco Olé Consignado and Super Payments to Banco Santander. On December 23, 2019, the necessary conditions for the completion of the transaction were fulfilled so that Olé Consignado and Super Payments became directly controlled by Banco Santander.

The events decribed above were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander, those movements have not affected the segment reporting once the companies are related to the commercial Banking segment and did not lead to a creation of a new segment.

a) Put option of equity interest in Banco Olé Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R $ 1.6 billion (“Operation”), to be paid on the closing date of the Operation.

On January 30, 2020, the name of Banco Olé was changed from Banco Olé Bonsucesso Consignado S.A. to Banco Olé Cosignado S.A

Subsequent event: On January 31, 2020, Santander Brasil and the shareholders of Bosan Participações S.A.  (holding company whose single asset are the shares representing 40% of the corporate capital of Banco Olé) have entered into the definitive agreements and performed the closing acts related to the purchase and sale of all shares issued by Bosan, upon transferring Bosan’s shares to Santander Brasil and the payment to the sellers of the total price of R$ 1,608,772,783.47. As a result, Santander Brasil became, directly and indirectly, the holder of all shares issued by Banco Olé.

b) Incorporation of the spun-off portion of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, the partial spin-off operation of Integry Tecnologia e Serviços AHU Ltda. (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”), with version of the spun-off portion of its assets and liabilities, to Getnet was approved. The incorporation of the spun-off portion by Getnet is pending approval by the Central Bank of Brazil.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, S.L. (“SMPS Global”), company based in Spain and controlled by Banco Santander, S.A. (Santander Spain) executed a Purchase and Sale Agreement of the quotas corresponding to 100% of Integry capital stock. As a consequence, SMPS Global has become the holder of 100% of the shares representatives of the capital stock of Integry. On December 23, 2019, Integry had its corporate name changed to Santander Merchant Platform Solutions Brasil Ltda.

c) Acquisition of residual equity interest in Return Capital Serviços e Recuperação de Crédito S.A.

On November 01,2019, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (“Atual”), wholly owned subsidiary by Banco Santander and the minority shareholders of Return Capital Serviços e Recuperação de Crédito S.A. (“Return Capital”) executed the Shares’ Sale and Purchase Agreement and Other Covenants of Return Capital, in which Atual committed to acquire all of the minority shareholders’ shares, corresponding to 30% of Return Capital capital stock. The acquisition was closed on November 01, 2019. As a consequence, Atual has become the holder of 100% of the shares representatives of the capital stock of Return Capital.

d) Acquisition of Residual Interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Getnet S.A. Minority shareholders entered into an amendment to the Getnet S.A. Share Purchase and Sale Agreement, in which Banco Santander committed to acquire all the shares of the Minority Shareholders, corresponding to 11.5% of the share capital of Getnet SA, for the amount of R $ 1,431,000. The acquisition was approved by BACEN on February 18, 2019 and concluded on February 25, 2019, so that Banco Santander now holds 100% of the shares representing the share capital of Getnet S.A.

e) Transfer of Control of Banco Olé Bonsucesso Consignado S.A. and Super Pagamentos e Administração de Meios Eletrônicos S.A.

On October, 23 2019, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) had its capital stock reduced, without cancellation of shares, through the transfer of  the common shares representing its equity held in Banco Olé Bonsucesso Consignado S.A. (“Olé”) and Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Super”) to Banco Santander. On December 23, 2019 all the prior conditions for the capital stock reduction were accomplished: (i) previous authorization by Bacen; and (ii) term of opposition of the company creditors established as per art. 174 of Law 6.404/76; and, thus, Olé and Super become directly controlled by Banco Santander.

f) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. (“Banco Santander”) and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) executed a binding agreement with the partners of Summer Empreendimentos Ltda (“Summer”) defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer. The acquisition was approved by BACEN on

September 16, 2019 and closed on September 20, 2019. As a consequence SHI has become the holder of 99.999% and Banco Santander 0.001% of the shares representing the capital stock of Summer.

g) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade S.A. was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade S.A. act in the development and management of customer loyalty programs.. The company started its operation in November 2018.

h) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A. (“Loop”), through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors S.A.. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors S.A.

i) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios e Serviços S.A. (“Ben”), with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

j) Partnership with Hyundai Capital Services, Inc.

On April 28, 2016, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Banco Santander executed with Hyundai Capital Services, Inc. (“Hyundai Capital”) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. (“Banco Hyundai”) and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

k.i) Banco Hyundai Capital Brasil S.A.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré  and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A. On December 13, 2018, the incorporation procedure of Banco Hyundai was concluded.

On February 21, 2019, the authorization to operate granted by BACEN for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

k.ii) Hyundai Corretora de Seguros Ltda.

On April 30, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (“Hyundai Corretora”). Hyundai Corretora was incorporated on July 22, 2019. On September 10, 2019 the company got the  registration of the company as insurance brokerage with SUSEP. Hyundai Corretora began operations in November 2019.

l) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by BACEN on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by BACEN on January 22, 2019. The company started its operations on March 14, 2019.

4.            Cash and balances with the Brazilian Central Bank

Thousand of reais	2019	2018	2017

Cash and cash equivalents	20,127,364	19,463,587	20,642,321
of which:
Cash	4,877,849	4,235,096	4,661,348
Cash and Foreign currency application abroad	15,249,515	15,228,491	15,980,973
Total	20,127,364	19,463,587	20,642,321

5.             Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated financial statements is as follows:

Thousand of reais	2019	2018	2017

Classification:
Loans and receivables	-	-	65,209,902
Financial Assets Measured At Amortized Cost	109,233,128	-	-
Of which:
Loans and amounts due from credit institutions, gross	109,246,671	79,620,562	65,278,917
Impairment losses (note 9.c)	(13,543)	(13,561)	(69,015)
Loans and amounts due from credit institutions, net	109,233,128	79,607,001	65,209,902
Loans and amounts due from credit institutions, gross	109,247,248	79,620,562	65,278,917

Thousand of reais	2019	2018	2017

Type:
Time deposits (2)	66,908,232	64,547,525	53,128,272
Reverse repurchase agreements (1) (2)	100,246	3,728,963	270,735
Escrow deposits	11,424,537	10,182,936	10,136,079
Cash and Foreign currency investments (2)(3)	-	-	-
Other accounts (3)	30,814,233	1,161,138	1,743,831
Total	109,247,248	79,620,562	65,278,917

(1) Guaranteed by debt instruments.

(2) Includes R$100,246 of short-term transactions with a low risk of change in value, considered cash equivalents.

(3) In 2019, the balances related to compulsory deposits were reclassified from cash and reserves at the Central Bank of Brazil to the item Loans and other amounts with credit institutions for better presentation and, consequently, the respective comparative balances also have been reclassified.

Thousand of reais	2019	2018	2017

Currency:
Brazilian Real	107,693,973	91,419,015	63,397,123
US dollar	1,401,601	422,247	15,044,088
Euro	151,097	32,058	307,633
Pound sterling	-	-	3,585
Other currencies	-	-	8,920
Total	109,246,671	91,873,320	78,761,349

Thousand of reais	2019	2018	2017

Cash equivalents:
Short-term transactions and low risk of change in its value	1,216,192	5,821,573	2,028,581

Note 44-d contains a detail of the residual maturity periods of financial assets measured at amortized cost.

6.            Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousand of reais	2019	2018	2017

Classification:
Financial assets held for trading (1)	-	-	34,879,681
Financial Assets Measured At Fair Value Through Profit Or Loss	3,735,076	3,171,746	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	34,885,631	50,066,469	-
Other Financial assets designated at fair value through profit or loss	-	-	1,658,689
Financial assets - available-for-sale	-	-	84,716,747
Financial Assets Measured At Fair Value Through Other Comprehensive Income (1)	95,962,927	85,395,691	-
Investments Held-to-Maturity	-	-	10,214,454
Loans and receivables	-	-	17,616,515
Financial Assets Measured At Amortized Cost	38,748,296	36,799,509	-
Of which:
Debt Instruments	40,803,323	39,513,460	20,400,082
Impairment losses	(2,055,027)	(2,713,951)	(2,783,567)
Total	173,331,930	175,433,415	149,086,086

Type:
Government securities - Brazil (2)	135,848,053	116,531,146	122,362,389
Debentures and Promissory notes	13,874,883	10,555,952	12,097,230
Other debt securities	23,608,994	48,346,317	14,626,467
Total	173,331,930	175,433,415	149,086,086

(1)  On December 31, 2018, management decided to change the classification of Financial Treasury Bills – LFT, of the securities portfolio of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet SA), Banco Bandepe SA and Santander Corretora de Cambio e Valores Mobiliários S.A. (Santander CCVM). The securities were transferred from the Trading to Available for Sale category, in the amounts of R$739,430, R$14,099 and R$375,488, respectively. Such transfers did not impact the amounts of Consolidated and also did not generate effect on the result. The change in the category occurred due to the revaluation of the recent trading history of these assets.

(2)  Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

The debt instruments are composed, majority by:

Thousand of reais	2019	2018	2017

Currency:
Brazilian Real	164,447,235	166,743,410	137,420,134
US dollar	8,884,695	8,690,005	11,665,952
Euro	-	-	-
Total	173,331,930	175,433,415	149,086,086

Thousand of reais	2019	2018	2017

Debt Instruments linked to:
Repo Operations	102,849,859	90,909,891	77,781,728
Banco Central Mandatory Deposits	-	1,449,207	2,305,158
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	6,618,651	17,985,160	6,273,561
Associated to judiciary deposits and other guarantees	9,573,331	2,078,042	4,743,298
Total	119,041,841	112,422,300	91,103,745

Note 44-d contains details of the residual maturity periods of financial assets measured at fair value through Other Results Comprehensive and corresponding financial assets measured at amortized cost.

7.            Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousand of reais	2019	2018	2017

Classification:
Financial assets held for trading	-	-	489,770
Financial Assets Measured At Fair Value Through Profit or Loss Held For Trading	2,029,470	766,333	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit or Loss	171,453	298,297	-
Other Financial assets designated at fair value through profit or loss	-	-	33,368
Financial assets available-for-sale	-	-	1,106,637
Financial Assets Measured At Fair Value Through Other Comprehensive Income	157,306	40,986	-
Total	2,358,229	1,105,616	1,629,775

Type:
Shares of Brazilian companies	665,027	783,475	389,113
Shares of foreign companies	-	1,933	5,347
Investment funds (1)	1,693,202	320,208	1,235,315
Total	2,358,229	1,105,616	1,629,775

(1)  Composed mainly by investment on fixed income, public and private securities.

b)  Changes

The changes in the balance of “Equity instruments – Financial assets measured at fair value through profit or loss  held for trading” were as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year	766,333	489,770	398,461
Net additions (disposals)	1,267,243	277,462	90,696
Valuation adjustments	(4,106)	(899)	613
Balance at end of year	2,029,470	766,333	489,770

The changes in the balance of “Equity instruments – Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss” were as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year	298,297	33,368	42,455
Net additions (disposals)	(126,893)	143,291	(1,586)
Valuation adjustments	49	121,638	(7,501)
Balance at end of year	171,453	298,297	33,368

The changes in the balance of “Equity instruments – Financial Assets Measured At Fair Value Through Other Comprehensive Income” were as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year	40,986	1,106,637	1,985,473
Net additions (disposals)	238,758	(1,034,219)	(830,395)
Valuation adjustments	(122,438)	(31,432)	(48,441)
Balance at end of year	157,306	40,986	1,106,637

8.            Derivative financial instruments and Short positions

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and equities. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e.. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

a) Trading and hedging derivatives

a.1) Derivatives Recorded in the Balance Sheet and Compensation Accounts

Portfolio Summary of Trading Derivative and Used as Hedge

	2019	2018	2017

Assets
Swap Differentials Receivable	14,634,863	14,640,289	15,781,207
Option Premiums to Exercise	1,065,753	716,936	553,217
Forward Contracts and Others	4,745,101	3,006,221	928,464
Total	20,445,717	18,363,446	17,262,888

Liabilities
Swap Differentials Payable	16,458,397	15,952,283	14,643,016
Option Premiums Launched	1,699,729	563,787	385,183
Forward Contracts and Others	4,271,852	1,950,765	1,649,287
Total	22,429,978	18,466,835	16,677,486

Summary by Category

Trading	2019		2018		2017

	Notional (1)	Fair Value (4)	Notional (1)	Fair Value (4)	Notional (1)	Fair Value (4)
Swap		(1,823,534)		(1,431,110)		1,108,760
Assets	282,164,189	147,010,930	177,233,869	44,487,274	202,081,214	57,294,179
CDI (Interbank Deposit Rates)	40,550,627	16,908,791	36,135,015	24,267,591	33,289,522	22,409,496
Fixed Interest Rate - Real	47,140,927	-	47,968,999	-	95,700,715	-
Indexed to Price and Interest Rates	2,388,118	-	2,581,215	-	5,592,892	-
Foreign Currency	192,084,517	130,102,139	90,495,240	20,219,683	67,493,635	34,884,683
Others	-	-	53,400	-	4,450	-
Liabilities	279,803,610	(148,834,464)	176,385,349	(45,918,384)	199,709,355	(56,185,419)
CDI (Interbank Deposit Rates)	24,353,405	-	11,801,600	-	16,664,176	-
Fixed Interest Rate - Real	67,937,624	(24,079,732)	88,317,044	(23,075,374)	114,055,076	(21,687,884)
Indexed to Price and Interest Rates	125,829,755	(123,445,067)	24,308,601	(21,775,017)	40,146,968	(34,107,210)
Foreign Currency	60,394,529	-	50,748,008	-	28,420,467	-
Others	1,288,297	(1,309,665)	1,210,096	(1,067,993)	422,668	(390,325)
Options	1,446,536,133	(1,222,465)	335,073,080	153,149	190,061,609	168,034
Purchased Position	678,089,904	381,706	149,076,796	716,936	87,503,833	553,217
Call Option - US Dollar	171,871	(281)	14,518,058	239,079	9,369,821	169,542
Put Option - US Dollar	1,456,975	4,355	8,893,620	90,736	5,130,392	42,389

Call Option - Other	98,154,363	818,664	3,118,344	131,297	1,953,481	59,220
Interbank Market	98,154,363	819,262	639,488	4,537	1,185,310	389
Others (2)	-	(598)	2,478,856	126,760	768,171	58,831
Put Option - Other	578,306,695	(441,032)	122,546,774	255,824	71,050,139	282,066
Interbank Market	578,306,695	(440,959)	121,782,816	217,726	70,295,282	257,943
Others (2)	-	(73)	763,958	38,098	754,857	24,123
Sold Position	768,446,229	(1,604,171)	185,996,284	(563,787)	102,557,776	(385,183)
Call Option - US Dollar	254,945	(1,472)	7,615,856	(101,034)	5,595,163	(117,059)
Put Option - US Dollar	263,994	(2,842)	12,160,912	(169,431)	5,919,598	(77,145)
Call Option - Other	174,166,802	(440,731)	31,679,919	(66,002)	19,880,180	(35,961)
Interbank Market	174,166,802	(440,959)	29,609,298	(13,195)	19,151,110	(515)
Others (2)	-	228	2,070,621	(52,807)	729,070	(35,446)
Put Option - Other	593,760,488	(1,159,126)	134,539,597	(227,320)	71,162,835	(155,018)
Interbank Market	593,760,488	(1,159,038)	133,703,672	(179,841)	70,494,622	(126,743)
Others (2)	-	(88)	835,925	(47,479)	668,213	(28,275)

Futures Contracts	433,873,180	-	289,508,200	-	161,725,596	-
Purchased Position	72,912,029	-	86,203,734	-	54,806,022	-
Exchange Coupon (DDI)	7,394,951	-	20,590,068	-	9,616,936	-
Interest Rates (DI1 and DIA)	55,430,519	-	32,690,685	-	26,456,303	-
Foreign Currency	9,978,419	-	32,456,813	-	16,733,437	-
Indexes (3)	-	-	466,168	-	1,780,311	-
Others	108,140	-	-	-	219,035	-
Sold Position	360,961,151	-	203,304,466	-	106,919,574	-
Exchange Coupon (DDI)	146,032,485	-	146,948,795	-	55,016,928	-
Interest Rates (DI1 and DIA)	196,170,105	-	54,160,203	-	51,135,994	-
Foreign Currency	17,305,604	-	1,992,574	-	745,849	-
Indexes (3)	290,254	-	202,894	-	20,803	-
Treasury Bonds/Notes	1,162,703	-	-	-	-	-
Forward Contracts and Others	169,401,317	473,249	90,910,841	1,055,456	47,823,561	(720,823)
Purchased Commitment	79,970,842	426,991	38,666,269	1,303,561	23,506,096	647,376
Currencies	79,969,759	426,986	38,095,625	1,250,706	21,525,220	618,007
Others	1,083	5	570,644	52,855	1,980,876	29,369
Sold Commitment	89,430,475	46,258	52,244,572	(248,105)	24,317,465	(1,368,199)
Currencies	89,426,698	46,170	51,958,529	(252,160)	22,096,104	(1,364,617)
Others	3,777	88	286,043	4,055	2,221,361	(3,582)

(1) Accrued notional.

(2) Includes options of index, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P index.

(4) The balances of Swaps are disclosed netting the receivables and payables differentials per indexes. If the net balance is positive it is being disclosed on the asset side and if is negative on the liability side.

a.2) Derivatives Financial Instruments by Counterparty

Notional				2019
		Related	Financial
	Customers	Parties	Institutions (1)	Total
"Swap"	66,976,262	38,784,704	176,403,223	282,164,189
Options	17,041,979	154,903	1,429,326,073	1,446,522,955
Futures Contracts	1,430,470	-	432,442,712	433,873,182
Forward Contracts and Others	47,199,547	118,612,607	3,589,163	169,401,317

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

Notional				2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total
"Swap"	34,296,821	32,669,900	110,267,148	177,233,869
Options	14,636,017	1,086,323	319,350,740	335,073,080
Futures Contracts	-	-	289,508,200	289,508,200
Forward Contracts and Others	39,024,978	48,641,894	3,243,969	90,910,841

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

Notional				2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total
"Swap"	32,912,721	19,599,395	149,569,098	202,081,214
Options	11,263,513	1,240,309	177,557,787	190,061,609
Futures Contracts	-	-	161,725,596	161,725,596
Forward Contracts and Others	25,470,287	18,816,991	3,536,283	47,823,561

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2019
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
"Swap"	58,298,876	106,268,113	117,597,200	282,164,189
Options	681,033,183	646,187,139	119,302,640	1,446,522,962
Futures Contracts	140,882,437	179,337,860	113,652,884	433,873,181
Forward Contracts and Others	91,779,011	50,070,366	27,551,940	169,401,317

Notional				2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
"Swap"	12,347,864	70,975,477	177,233,869	260,557,210
Options	63,376,042	220,982,952	335,073,080	619,432,074
Futures Contracts	67,578,078	62,708,213	159,221,909	289,508,200
Forward Contracts and Others	31,255,384	19,469,147	40,186,310	90,910,841

Notional				2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
"Swap"	20,705,247	51,021,102	130,354,865	202,081,214
Options	46,139,545	89,403,700	54,518,364	190,061,609
Futures Contracts	65,489,476	55,490,159	40,745,961	161,725,596
Forward Contracts and Others	25,015,557	14,250,495	8,557,509	47,823,561

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)	Over the Counter	2019
			Total
"Swap"	150,179,790	131,984,399	282,164,189
Options	1,423,788,845	22,734,117	1,446,522,962
Futures Contracts	433,873,181	-	433,873,181
Forward Contracts and Others	42,651,980	126,749,337	169,401,317

(1) Includes trades with B3 S.A.

Notional	Stock Exchange (1)	Over the Counter	2018
			Total
"Swap"	39,880,578	137,353,291	177,233,869
Options	307,644,530	27,428,550	335,073,080
Futures Contracts	289,508,200	-	289,508,200
Forward Contracts and Others	323,413	90,587,428	90,910,841

(1) Includes trades with B3 S.A.

Notional	Stock Exchange (1)	Over the Counter	2017
			Total
"Swap"	67,112,505	134,968,709	202,081,214
Options	172,144,700	17,916,909	190,061,609
Futures Contracts	161,725,596	-	161,725,596
Forward Contracts and Others	395,212	47,428,349	47,823,561

(1) Includes trades with B3 S.A.

a.5) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

		2019		2018

	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Rate of Return Swap	Credit Swap	Total Rate of Return Swap	Credit Swap
Credit Swaps	2,435,880	-	1,959,128	416,541
Total	2,435,880	-	1,959,128	416,541

(*) In 2017, there was no CDS operations that the Bank was into.

Value referring to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$602.

The effect in the Required Stockholder’s Equity of the risk received was R$3.286.

During the period, there was no occurrence of credit event related to the events generated by the contracts.

		2019		2018
	Over		Over
Maximum Potential for Future Payments – Gross	12 Months	Total	12 Months	Total
Per Instrument
CDS	2,435,880	2,435,880	1,959,128	1,959,128
Total	2,435,880	2,435,880	1,959,128	1,959,128
Per Risk Classification
Below Investment Grade	2,435,880	2,435,880	1,959,128	1,959,128
Total	2,435,880	2,435,880	1,959,128	1,959,128
Per Reference Entity
Brazilian Government	2,435,880	2,435,880	1,959,128	1,959,128
Total	2,435,880	2,435,880	1,959,128	1,959,128

a.6) Hedge Accounting

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreing Currency Investments Hedge.

The derivatives used as hedging instruments are represented as follows:

Fair Value Hedge

Banco Santander’s fair value hedging strategy consists of hedging the exposure to changes in fair value related to recognized assets and liabilities

The fair value strategy adopted by management segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge the changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed (pre defined interest rate at inception) assets and liabilities.

Banco Santander applies fair value hedge as follows:

•  Designates Foreign Currency + Coupon versus %CDI and Pre - Real Interest Rate or contracts dollar futures (DOL, DDI/DI) as derivatives instruments in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has a portfolio of credit assets denominated in US dollars at the fixed rate in the balance sheet of Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar as the market risk hedge of the corresponding loan.

• The Bank has a portfolio of assets indexed to the Euro and traded at offshore branches. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by a floating or fixed rate. The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio measured through Other Comprehensive Income. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a hedge accounting framework.

• The Bank has a risk to the IPCA (Broad pricing to consumers index) generated by debentures in the portfolio of securities available for sale. To manage this mismatch, it contracts IPCA (DAP) futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

To assess the effectiveness and measure the ineffectiveness of the strategies, the Bank follows IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure, and repeated periodically (prospective and retrospective test) to demonstrate that the hedge relationship remains effective.

a) Prospective test: according to the standard, the prospective test must be done on the start date (inception) and quarterly to demonstrate that the expectation regarding the effectiveness of the hedge relationship is high.

a.1) The initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the instrument and the hedged object, to a conclusion that changes in the market value of both instruments are expected to completely cancel each other out.

a.2) The prospective periodic test: the sensitivity of the present value of the hedged object and the hedging instrument to a parallel variation of 10 Basis Points in the interest rate curve will be computed periodically. For the purposes of effectiveness, the ratio of the two sensitivities must be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be conducted by comparing the market to market (mtm) variation of the hedge instrument from the beginning date with the variation of the hedge object's mtm from the beginning.

In fair value hedges, gains or losses, both on hedge instruments and on hedged items (attributable to the type of risk being protected) are recognized directly in the consolidated income statement.

		2019		2018		2017
Hedge Structure	Accumulated Effective Portion	Ineffective Portion	Accumulated Effective Portion	Ineffective Portion	Accumulated Effective Portion	Ineffective Portion
Fair Value Hedge
Government Bonds (LTN, NTN-F)	(2,853,807)	-	(1,381,156)	-	(388,446)	-
Eurobonds	-	-	-	-	-	-
LEA Government Bonds	(61,761)	-	(191,472)	-	(1,200)	-
Resolution 2,770	(94)	-	689	-	304	-
Trade Finance Off	(4,015)	-	(58,020)	-	(57,386)	-
Total	(2,919,677)	-	(1,629,959)	-	(446,728)	-

						12/31/2019
			Hedge Instruments			Hedge Objects
	Accrued	Adjustment to	Accounting	Accrued	Adjustment to	Accounting
Strategies	Cost	Market Value	Value	Cost	Market Value	Value
Swap Contracts	3,249,742	101,264	3,351,005	3,555,326	662,773	4,218,099
Credit Operations Hedge	1,118,210	28,993	1,147,202	1,423,809	63,231	1,487,040
Hedge of Securities	2,131,532	72,271	2,203,802	2,131,517	599,542	2,731,059
Future Contracts	789,631	-	789,631	45,427,125	3,000,490	48,427,614
Hedge of Securities	789,631	-	789,631	45,427,125	3,000,490	48,427,614

						12/31/2018
			Hedge Instruments			Hedge Objects
	Accrued	Adjustment to	Accounting	Accrued	Adjustment to	Accounting
Strategies	Cost	Market Value	Value	Cost	Market Value	Value
Swap Contracts	3,908,082	140,447	4,048,529	3,921,249	65,014	3,986,263
Credit Operations Hedge	1,152,249	115,180	1,267,429	1,166,387	50,668	1,217,055
Hedge of Securities	2,755,833	25,267	2,781,100	2,754,862	14,346	2,769,208
Future Contracts	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730
Hedge of Securities	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730

						12/31/2017
			Hedge Instruments			Hedge Objects
	Accrued	Adjustment to	Accounting	Accrued	Adjustment to	Accounting
Strategies	Cost	Market Value	Value	Cost	Market Value	Value
Swap Contracts	3,027,723	108,626	3,136,349	3,049,206	77,623	3,126,829
Credit Operations Hedge	1,286,522	109,604	1,396,126	1,302,830	79,496	1,382,326
Hedge of Securities	1,741,201	(978)	1,740,223	1,746,376	(1,873)	1,744,503
Future Contracts	22,206,615	-	22,206,615	24,415,397	364,434	24,779,831
Hedge of Securities	22,206,615	-	22,206,615	24,415,397	364,434	24,779,831

(*) The Bank has market risk hedge strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive edge of the respective instruments. For structures whose instruments are futures, we show the balance of the calculated daily adjustment, recorded in a clearing account.

a.6.I) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• Enters into fixed-rate asset swaps and foreign currency liabilities and designates them as a hedging instrument in a Cash Flow Hedge structure, with the object of foreign currency loan operations negotiated with third parties through offshore agencies and securities Brazilian foreign debt held to maturity.

• It contracts Dollar futures or DDI + DI futures (Synthetic Dollar Futures) and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in securities portfolio available for sale.

• The Bank has a post-fixed interest rate risk (varies according to an index) arising from the treasury bills of credit classified as available for sale, which present expected cash flows subject to Selic variations over their duration. To manage these fluctuations, the Bank contracts DI futures and designates them as a protection instrument in a Cash Flow Hedge structure.

• Banco RCI Brasil SA has hedge operations whose purpose is to raise funds with bills of exchange (LF), bills of exchange (LC) and certificates of interbank deposits (CDI) indexed to CDI and uses interest rate swaps to make pre-fixed funding and predicting future cash flows.

To assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows IAS 39, which indicates that the effectiveness test must be carried out in the design / start of the hedge structure (prospective test) and repeated periodically (prospective and retrospective test) for demonstrate that the expectation of the hedge relationship remains effective (between 80 and 125%).

In this hedge strategy, the effectiveness tests (prospective / retrospective) are conducted by comparing two proxies, one for the hedged object and the other for the instrument.

a) Prospective Test: according to the regulations, the prospective test must be performed on the start date and quarterly to demonstrate that the expectation regarding the effectiveness of the hedge relationship is high, however the tests are carried out monthly for proactive monitoring and more efficient projections, in addition to better maintenance of testing-related routines.

a.1) Periodic Prospective Test: Market Risk makes the projections of three scenarios for the tests, being: 1st 10bps on the curve; 2nd 50bps on the curve and 3rd 100bps on the curve. Using the validated estimates, prospective tests are performed by valuing the two variable legs of the transaction to market.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the start date of each new strategy.

b) Retrospective test: it must be performed monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented above. Any ineffectiveness is recognized in the income statement.

The Ineffective portion is recognized through the prospective hedge test.

Effectiveness should be between 80% and 125%.

In cash flow hedges, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption “Other comprehensive income - cash flow hedges” (Note 26) until the anticipated transactions occur, when this portion is recognized in the consolidated income statement, except if the anticipated transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability. The non-effective portion of the variation in the value of foreign exchange hedge derivatives and the ineffective portion of the gains and losses on cash flow hedge instruments in an operation abroad is recognized directly in “Gains (losses) on financial assets and liabilities (net)” in the income statements.

		2019		2018		2017
Hedge Structure	Accumulated Effective Portion	Ineffective Portion	Accumulated Effective Portion	Ineffective Portion	Accumulated Effective Portion	Ineffective Portion
Cash Flow Hedge
Eurobonds	(6,074)	-	(8,925)	-	(25,576)	-
Trade Finance Off	139,852	-	(16,453)	(3,981)	(94,896)	9,267
Government Bonds (LFT)	503,665	-	331,922	-	129,995	-
Bancary Deposit Receipt - CDB	-	-	1,225	-	129,995	-
Total	637,443	-	307,769	(3,981)	139,518	9,267

				12/31/2019
			Hedge Instruments	Hedge Object
	Accrued	Adjustment to	Market	Accrued
Strategies	Cost	Market Value	Value	Cost
Swap Contracts	1,361,658	35,110	1,396,768	1,324,685
Credit Operations Hedge	435,872	(3,494)	432,378	399,831
Hedge of Securities	925,786	38,604	964,390	924,854
Future Contracts	54,460,972	-	54,460,972	7,726,566
Credit Operations Hedge (1)	50,975,253	-	50,975,253	4,506,878
Hedge of Securities	3,485,719	-	3,485,719	3,219,688

				12/31/2018
			Hedge Instruments	Hedge Object
	Accrued	Adjustment to	Market	Accrued
Strategies	Cost	Market Value	Value	Cost
Swap Contracts	2,227,004	(24,206)	2,202,798	2,423,678
Credit Operations Hedge	1,032,283	68,730	1,101,012	1,198,921
Hedge of Securities	1,194,721	(92,936)	1,101,786	1,224,757
Future Contracts	44,541,939	-	44,541,939	17,224,115
Credit Operations Hedge (1)	44,000,952	-	44,000,952	16,910,915
Hedge of Securities	540,987	-	540,987	313,200

(*) The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures whose instruments are futures, we show the notional's balance, recorded in a memorandum account.

(1) Updated value of the instruments on December 31, 2019 is R$8,425,386 (12/31/2018 - R$16,738,641).

In Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$11,063 (12/31/2018 - R$19,523) and is recorded in equity, reduced tax effects, of which R$6,327 will be realized against revenue in the next twelve months.

a.7) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 S.A. with its own and third party derivative financial instruments is composed of federal public securities.

	2019	2018	2017

Financial Treasury Letters – LFT	5,342,992	7,552,926	708,960
National Treasury Letters – LTN	1,086,556	3,392,886	4,371,286
National Treasury Notes – NTN	660,918	873,134	1,193,315
Total	7,090,466	11,818,946	6,273,561

b) Short Positions

As of December 31, 2019, the balance of short positions totaled R$23,501,417 (2018 - R$32,695,677 and 2017 - R$32,808,392) which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased under commitments for resale or borrowed.

9.            Loans and advances to clients

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to clients” in the consolidated financial statements is as follows:

Thousand of reais	2019	2018	2017

Classification:
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	619,180	-
Loans and Receivables	-	-	272,420,157
Financial Assets Measured At Amortized Cost	326,699,480	301,072,207	-
Of which:
Loans and receivables at amortized cost	347,256,660	321,314,010	287,829,213
Impairment losses	(20,557,180)	(20,241,803)	(15,409,056)
Loans and advances to customers, net	326,699,480	301,691,387	272,420,157
Loans and advances to customers, gross	347,256,660	321,933,190	287,829,213

Thousand of reais	2019	2018	2017

Type:
Loans operations (1)	329,910,319	308,364,517	272,561,017
Lease Portfolio	2,111,842	1,836,504	1,888,444
Repurchase agreements	10,500	509,147	403,415
Other receivables (2)	15,223,999	11,223,022	12,976,337
Total	347,256,660	321,933,190	287,829,213

(1) Includes loans and other loans with credit characteristics.

(2) Refers substantially to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

Note 44-d contains a detail of the residual maturity periods of loans and receivables.

There are no loans and advances to clients for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to clients, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousand of reais	2019	2018	2017
Loan borrower sector:
Commercial, and industrial	145,387,439	146,293,616	140,619,110
Real estate-construction	39,720,713	36,515,352	34,808,681
Installment loans to individuals	160,036,668	137,287,593	110,512,978
Lease financing	2,111,840	1,836,629	1,888,444
Total	347,256,660	321,933,190	287,829,213

Thousand of reais	2019	2018	2017
Interest rate formula:
Fixed interest rate	258,760,620	240,772,724	202,592,491
Floating rate	88,496,040	81,160,466	85,236,722
Total	347,256,660	321,933,190	287,829,213

								2019
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years			% of total	Total	% of total
				% of total	More than 5 years
Commercial and industrial	102,083,249	54.83%	39,408,727			9.01%	145,387,439	41.87%
				33.44%	3,895,463
Real estate	3,633,231	1.95%	8,145,568	6.91%	27,941,913	64.65%	39,720,713	11.44%
Installment loans to individuals	79,624,744	42.76%	69,034,596			26.33%	160,036,668	46.09%
				58.58%	11,377,328
Lease financing	855,624	0.46%	1,252,673	1.06%	3,543	0.01%	2,111, 840	0.61%
Loans and advances to customers, gross	186,196,848	100.00%	117,841,564			100.00%	347,256,660	100.00%
				100.00%	43,218,247

								2018
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years			% of total	Total	% of total
				% of total	More than 5 years
Commercial and industrial	109,802,828	58.92%	32,538,999			10.90%	146,293,616	45.44%
				32.77%	3,951,789
Real estate	4,298,925	2.31%	7,964,308	8.02%	24,252,119	66.90%	36,515,352	11.34%
Installment loans to individuals	71,433,099	38.33%	57,808,600			22.20%	137,287,593	42.64%
				58.21%	8,045,894
Lease financing	838,659	0.45%	997,644	1.00%	326	0.00%	1,836,629	0.57%
Loans and advances to customers, gross	186,373,511	100.00%	99,309,551			100.00%	321,933,190	100.00%
				100.00%	36,250,128

								2017
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years			% of total	Total	% of total
				% of total	More than 5 years
Commercial and industrial	103,377,571	61.65%	31,262,492			19.25%	140,619,110	48.85%
				37.90%	5,979,047
Real estate	7,791,753	5.35%	10,970,004	13.29%	16,046,924	51.65%	34,808,681	12.09%
Installment loans to individuals	62,078,225	32.29%	39,393,699			29.10%	110,512,978	38.40%
				47.74%	9,041,054
Lease financing	1,000,418	0.71%	886,833	1.07%	1,193	0.00%	1,888,444	0.66%
Loans and advances to customers, gross	174,247,967	100.00%	82,513,028			100.00%	287,829,213	100.00%
				100.00%	31,068,218

Thousand of reais	2019	2018	2017

Maturity
Less than 1 year	186,196,849	186,373,511	174,247,968
Between 1 and 5 years	117,841,564	99,309,551	82,513,030
More than 5 years	43,218,247	36,250,128	31,068,215
Loans and advances to customers, gross	347,256,660	321,933,190	287,829,213

Internal risk classification
Low	257,133,115	240,440,294	226,098,497
Medium-low	56,549,196	50,485,682	33,635,378
Medium	11,754,806	11,967,262	10,423,293
Medium - high	8,512,386	7,722,198	8,215,024
High	13,307,156	11,317,754	9,457,021
Loans and advances to customers, gross	347,256,660	321,933,190	287,829,213

c) Impairment losses

The following tables show the reconciliation of the initial and final balances of the provision for losses by category of financial instrument. The terms of credit losses expected in 12 months, credit losses expected during the maturity and impairment losses are explained in the note on accounting practices. The comparative values referring to 01/01/2018 represent the provision for losses of credit on 12/31/2017 after the initial adoption adjustments of IFRS 9 (note 1)

The variations in the provisions for losses due to non-recovery in the balances of the item “Financial assets measured at amortized cost” are as follows:

Thousand of reais				2019
	Stage 1	Stage 2	Stage 3
	Credit losses expected in 12 months	Expected credit losses over a maturity not subject to impairment	Expected credit losses during the maturity subject to impairment
				Total

Balance at beginning of year	3,917,278	3,779,119	15,272,918	22,969,315
Impairment losses charged to income for the year	1,549,095	365,191	12,447,096	14,361,382
Transfers between stages	(1,386,769)	(784,480)	9,478,698	7,307,449
Movement of the period	2,935,864	1,149,671	2,968,398	7,053,934
Of which:
Commercial and industrial	(463,647)	(77,270)	2,917,827	2,376,910
Real estate-construction	(44,548)	29,206	110,299	94,957
Installment loans to individuals	2,060,043	415,895	9,390,537	11,866,475
Lease financing	(2,753)	(2,640)	28,433	23,040
Variation by Stage	(1,107,772)	(850,621)	1,958,393	-
Write-off of impaired balances against recorded impairment allowance	-	-	(14,704,948)	(14,704,948)
Of which:
Commercial and industrial	-	-	(5,713,369)	(5,713,369)
Real estate-construction	-	-	(108,294)	(108,294)
Installment loans to individuals	-	-	(8,834,391)	(8,834,391)
Lease financing	-	-	(48,893)	(48,893)

Balance at end of year	4,358,601	3,293,690	14,973,459	22,625,750
Of which:
Loans and advances to customers	4,291,734	3,282,252	12,983,194	20,557,180
Loans and amounts due from credit institutions (Note 5)	13,543	-	-	13,543
Provision for Debt Instruments (Note 6)	53,324	11,438	1,990,265	2,055,027
				-
Recoveries of loans previously charged off	-	-	991,476	991,476
Of which:
Commercial and industrial	-	-	519,594	519,594
Real estate-construction	-	-	46,639	46,639
Installment loans to individuals	-	-	417,477	417,477
Lease financing	-	-	7,767	7,767

Thousand of reais				2018
	Stage 1	Stage 2	Stage 3
	Credit losses expected in 12 months	Expected credit losses over a maturity not subject to impairment	Expected credit losses during the maturity subject to impairment
				Total

Balance at beginning of year	3,833,553	3,767,490	13,122,019	20,723,062
Impairment losses charged to income for the year	83,725	389,100	13,067,280	13,540,105
Transfers between stages	(1,096,539)	(273,048)	4,502,795	3,133,208
Movement of the period	1,180,264	662,148	8,564,485	10,406,897
Of which:
Commercial and industrial	(311,546)	(161,669)	4,093,507	3,620,292
Real estate-construction	(10,173)	(28,581)	231,655	192,901
Installment loans to individuals	406,011	581,068	8,721,164	9,708,243
Lease financing	(567)	(1,718)	20,954	18,669
Write-off of impaired balances against recorded impairment allowance	-	(377,471)	(10,916,381)	(11,293,852)
Of which:
Commercial and industrial	-	(132,770)	(3,848,644)	(3,981,414)
Real estate-construction	-	(877)	(189,783)	(190,660)
Installment loans to individuals	-	(243,824)	(6,855,729)	(7,099,553)
Lease financing	-	-	(22,225)	(22,225)

Balance at end of year	3,917,278	3,779,119	15,272,918	22,969,315
Of which:
Loans and advances to customers	3,831,812	3,727,264	12,682,727	20,241,803
Loans and amounts due from credit institutions (Note 5)	-	13,561	-	13,561
Provision for Debt Instruments (Note 6)	85,465	38,296	2,590,190	2,713,951
				-
Recoveries of loans previously charged off	-	-	826,573	826,573
Of which:
Commercial and industrial	-	-	345,085	345,085
Real estate-construction	-	-	103,433	103,433
Installment loans to individuals	-	-	369,557	369,557
Lease financing	-	-	8,498	8,498

Thousand of reais	2017
Balance at beginning of year	18,191,126
Impairment losses charged to income for the year	13,492,072
Of which:
Commercial and industrial	5,499,018
Real estate-construction	471,366
Installment loans to individuals	7,460,458
Lease financing	61,230
Write-off of impaired balances against recorded impairment allowance	(13,421,560)
Of which:
Commercial and industrial	(5,715,903)
Real estate-construction	(341,804)
Installment loans to individuals	(7,312,310)
Lease financing	(51,543)
Balance at end of year	18,261,638
Of which:
Loans and advances to customers	15,409,056
Loans and amounts due from credit institutions (Note 5)	69,015
Provision for Debt Instruments (Note 6)	2,783,567

Recoveries of loans previously charged off	1,153,931
Of which:
Commercial and industrial	412,514
Real estate-construction	209,940
Installment loans to individuals	521,589
Lease financing	9,888

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted on December 31, 2019 R$13,369,905 (2018 - R$12,713,532 and 2017 - R$12,338,141).

The balances of the provision for losses due to non-recovery by debtor sector are as follows:

Thousand of reais	2019	2018	2017

Commercial and industrial	7,455,243	10,791,702	10,338,225
Real estate - Construction	344,782	358,119	493,422
Installment loans to individuals	14,800,208	11,768,124	7,373,969
Lease financing	25,517	51,370	56,022
Total	22,625,750	22,969,315	18,261,638

d) Impaired assets

The details of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to clients” (as defined at Note 1.i) and considered to be impaired due to credit risk are as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year on 01/01/2018 previously to the initial adoption IFRS 9)	22,425,801	19,144,995	18,887,132
IFRS9 initial adoption effects	-	702,992	-
Balance at beginning of year on 01/01/2018 after the initial adoption IFRS 9)	22,425,801	19,847,987	18,887,132
Net additions	16,000,733	13,871,666	13,679,423
Written-off assets	(15,000,458)	(11,293,852)	(13,421,560)
Balance at end of year	23,426,076	22,425,801	19,144,995

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousand of reais	2019	2018	2017

With no Past-Due Balances or Less than 3 Months Past Due	11,729,920	12,000,867	10,844,831
With Balances Past Due by
3 to 6 Months	3,961,042	3,473,591	4,123,796
6 to 12 Months	5,721,762	4,929,099	3,791,805
12 to 18 Months	985,476	1,144,035	271,965
18 to 24 Months	523,441	325,701	20,825
More than 24 Months	504,435	552,508	91,773
Total	23,426,076	22,425,801	19,144,995

Debt Sector
Commercial and industrial	10,072,655	11,832,302	11,993,953
Real estate - Construction	826,863	1,035,352	781,886
Installment loans to individuals	12,497,179	9,499,148	6,304,134
Lease financing	29,379	58,999	65,022
Total	23,426,076	22,425,801	19,144,995

e) Loan past due for less than 90 days but not classified as impaired

Thousand of reais	2019	% of total loans past due for less than 90 days	2018	% of total loans past due for less than 90 days	2017	% of total loans past due for less than 90 days

Commercial and industrial	3,517,086	15.42%	4,424,143	19.77%	3,559,349	19.90%
Real estate - Construction	5,781,977	25.35%	4,527,432	20.23%	4,879,563	27.29%
Installment loans to individuals	13,489,513	59.13%	13,255,646	59.24%	9,266,366	51.82%
Financial Leasing	24,325	0.11%	167,741	0.75%	176,528	0.99%
Total (1)	22,812,900	100.00%	22,374,962	100.00%	17,881,806	100.00%

f) Lease at present value

As at December 31, 2019, 2018 and 2017 there were no leasing agreements or commitments that are considered individually relevant

Breakdown by maturity

Gross investment in lease transactions

Thousand of reais	2019	2018	2017

Overdue	3,233	4,817	11,412
Due to:
Up to 1 year	978,748	975,183	1,057,023
From 1 to 5 years	1,442,244	1,160,986	1,101,104
Over 5 years	4,014	1,071	2,177
Total	2,428,239	2,142,057	2,171,716

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2019, the amount recorded on “Loans and advances to clients” related to loan portfolio assigned is R$76,028 (2018 - R$122,271 and 2017 - R$431,397) and R$75,500 (2018 - R$126,906 and 2017 - R$428,248) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer” (Note 21).

The assignment operation was carried out with a co-obligation clause, with compulsory repurchase in the following situations:

- defaulted contracts for a period of more than 90 consecutive days;

- contracts subject to renegotiation;

- contracts subject to portability, pursuant to Resolution 3,401 of the National Monetary Council (CMN);

- contracts subject to intervention.

10.          Non-current assets held for sale

At December 31, 2019, 2018 and 2017, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year	1,598,367	1,507,548	1,418,308
Loan repayments - repossession of assets	735,864	785,139	524,497
Capital Increase in Companies held for sale (1)	55,245	-	-
Additions / disposals (net) due to change in the scope of consolidation (2)	-	(130,713)	-
Sales	(808,980)	(563,607)	(434,553)
Others	-	-	(704)
Final balance, gross	1,580,496	1,598,367	1,507,548
Impairment losses (3)	(255,161)	(218,136)	(352,092)
Impairment as a percentage of foreclosed assets	16.14%	13.65%	23.37%
Balance at end of year	1,325,335	1,380,231	1,155,456

(1)    On September 20, 2019, Santander Holding Imobiliária completed the acquisition of the company Summer Empreendimentos Ltda. (“Summer”), whose main asset is a branch located on Avenida Faria Lima in the city of São Paulo, for the amount of R$ 45,245. At the conclusion of the transaction, a structured plan for the sale of this company to a third party was formalized in the short term. In December 2019, Santander Holding Imobiliária carried out a capital increase in Summer in the amount of R$ 10,000.

(2)    On June 30, 2018, Banco Santander management reevaluated its strategy on investing in Real TJK Empreendimento Imobiliário SA (currently called Rojo Entretenimento SA), a company that owns Teatro Santander, and decided to transfer the non-assets item -currents held for sale for investments in associates and controlled companies (Note 11).

(3)    In 2019, it includes the amount of R$ 251,945 (2018 – R$159,120, 2017 – R$271,670) of provisions for devaluations on properties and R$ 3,216 (2018 – R$59,015) of provisions for devaluations on vehicles, constituted based on appraisal reports prepared by a specialized external consultancy, recorded as a provision for losses due to non-recovery – Impairment.

11.          Investments in associates and joint ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating  decisions of the investee)  but it does not control or has joint control over the investee.

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country	2019	2018	2017
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização(1)(4)	Securitization	Brazil	0.00%	9.72%	9.72%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(4)(6)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (2)	Credit Bureau	Brazil	20.00%	20.00%	20.00%
Campo Grande Empreendimentos (10)	Other Activities	Brazil	25.32%	25.32%	25.32%
Banco Hyundai Capital Brasil S.A. (11)	Bank	Brazil	50.00%	50.00%	0.00%
Santander Auto S.A. (12)	Other Activities	Brazil	50.00%	50.00%	0.00%
Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)
Webmotors S.A. (7)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	19.81%	19.81%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (8)(9)	Insurance Broker	Brazil	50.00%	50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%	21.75%

			Investments
			2019	2018	2017
Jointly Controlled by Banco Santander			595,230	613,366	495,264
Banco RCI Brasil S.A.			509,890	458,292	427,801
Norchem Participações e Consultoria S.A.			21,078	26,105	25,550
Cibrasec - Companhia Brasileira de Securitização			-	7,298	7,438
Estruturadora Brasileira de Projetos S.A. - EBP			3,889	3,690	4,707
Gestora de Inteligência de Crédito			47,744	59,098	29,513
Campo Grande Empreendimentos			255	255	255
Banco Hyundai Capital Brasil S.A. (anteriormente denomina da BHJV Assessoria e Consultoria Empresarial Ltda.)			-	51,073	-
Santander Auto S.A.			12,374	7,555	-

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	454,280	419,016	350,440
Webmotors S.A.	296,216	273,721	197,930
Tecnologia Bancária S.A. - TECBAN	156,589	144,090	151,019
Hyundai Corretora de Seguros	934	-	-
PSA Corretora de Seguros e Serviços Ltda.	541	1,205	1,491

Significant Influence of Banco Santander	21,252	20,933	20,860
Norchem Holding e Negócios S.A.	21,252	20,933	20,860
Total	1,070,762	1,053,315	866,564

		Results of Investments
	2019	2018	2017
Jointly Controlled by Banco Santander	92,976	41,212	39,904
Banco RCI Brasil S.A.	105,250	46,244	44,384
Norchem Participações e Consultoria S.A.	975	1,120	1,333
Cibrasec - Companhia Brasileira de Securitização	75	193	389
Estruturadora Brasileira de Projetos S.A. - EBP	199	(1,017)	(1,560)
Gestora de Inteligência de Crédito	(11,354)	(6,466)	(4,642)
Banco Hyundai Capital Brasil S.A. (anteriormente denomina da BHJV Assessoria e Consultoria Empresarial Ltda.)	-	1,083	-
Santander Auto S.A.	(2,169)	55	-

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	55,936	24,161	30,430
Webmotors S.A.	42,848	30,626	21,290
Tecnologia Bancária S.A. - TECBAN	12,498	(6,929)	8,307
Hyundai Corretora de Seguros	(66)	-	-
PSA Corretora de Seguros e Serviços Ltda.	656	464	833

Significant Influence of Banco Santander	576	585	1,217
Norchem Holding e Negócios S.A.	576	585	1,217
Total	149,488	65,958	71,551

			2019
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	14,121,618	12,502,780	206,482
Banco RCI Brasil S.A.	13,452,716	12,174,504	263,851
Norchem Participações e Consultoria S.A.	69,865	27,709	1,949
Estruturadora Brasileira de Projetos S.A. - EBP	35,314	311	1,790
Gestora de Inteligência de Crédito	527,362	288,643	(56,769)
Santander Auto S.A.	36,361	11,613	(4,339)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	2,873,140	1,628,364	125,439
Webmotors S.A.	484,454	60,734	61,212
Tecnologia Bancária S.A. - TECBAN	2,382,907	1,564,801	63,046
Hyundai Corretora de Seguros Ltda.	1,909	41	(132)
PSA Corretora de Seguros e Serviços Ltda.	3,870	2,788	1,313

Significant Influence of Banco Santander	126,937	29,226	2,650
Norchem Holding e Negócios S.A.	126,937	29,226	2,650
Total	17,121,695	14,160,370	334,571

9

			2018
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	10,500,055	8,755,688	80,954
Banco RCI Brasil S.A.	9,849,508	8,679,715	115,928
Norchem Participações e Consultoria S.A.	79,633	27,423	2,240
Cibrasec - Companhia Brasileira de Securitização	80,300	3,893	1,989
Estruturadora Brasileira de Projetos S.A. - EBP	33,389	176	(9,151)
Gestora de Inteligência de Crédito	338,382	42,894	(32,328)
Banco Hyundai Capital Brasil S.A. (anteriormente denomina da BHJV Assessoria e Consultoria Empresarial Ltda.)	103,703	1,557	2,166
Santander Auto S.A.	15,140	30	110

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	2,463,262	1,573,082	9,703
Webmotors S.A.	221,313	60,905	43,751
Tecnologia Bancária S.A. - TECBAN	2,238,156	1,510,794	(34,976)
PSA Corretora de Seguros e Serviços Ltda.	3,793	1,383	928

Significant Influence of Banco Santander	123,959	27,714	2,690
Norchem Holding e Negócios S.A.	123,959	27,714	2,690
Total	13,087,276	10,356,484	93,347

			2017
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	9,432,738	8,043,604	43,866
Banco RCI Brasil S.A.	9,057,261	7,985,647	74,452
Norchem Participações e Consultoria S.A.	78,674	27,574	2,665
Cibrasec - Companhia Brasileira de Securitização	86,378	9,884	4,000
Estruturadora Brasileira de Projetos S.A. - EBP	42,627	264	(14,040)
Gestora de Inteligência de Crédito	167,798	20,235	(23,211)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	1,967,989	1,077,782	74,861
Webmotors S.A.	490,458	50,413	31,264
Tecnologia Bancária S.A. - TECBAN	1,472,774	1,025,593	41,932
PSA Corretora de Seguros e Serviços Ltda.	4,757	1,776	1,665

Significant Influence of Banco Santander	122,176	26,267	5,597
Norchem Holding e Negócios S.A.	122,176	26,267	5,597
Total	11,522,903	9,147,653	124,324

b) Changes

The changes in the balance of this item in the years ended December 31, 2019, 2018 and 2017 were:

	2019	2018	2017
Jointly Controlled by Banco Santander
Balance at beginning of year	1,032,382	845,704	969,097
Additions / disposals (net) due to change in the scope of consolidation	(51,073)	-	-
Additions /disposals (5)	746	119,557	34,154
Capital reduction	-	36,051	-
Share of results of entities accounted for using the equity method	148,912	65,373	70,334
Dividends proposed/received	(69,904)	(35,351)	(200,620)
Others	(11,553)	1,048	(27,261)
Balance at end of year	1,049,510	1,032,382	845,704

Significant Influence of Banco Santander
Balance at beginning of year	20,933	20,860	20,980
Share of results of entities accounted for using the equity method	576	585	1,217
Dividends proposed/received	(257)	(512)	(1,337)
Balance at end of year	21,252	20,933	20,860

(1) Companies with a delay of one month for the equity calculation. To register the equity income it was used on 12/31/2019 the position of 11/30/2019.

(2) Company incorporated in April 2017 and is in the pre-operational phase. Pursuant to the shareholders' agreement, control is shared between shareholders who hold 20% of their capital share each. At the Extraordinary General Meeting held on July 6, 2017, the capital increase of Gestora de

9

Crédito was approved in the total amount of R$65,822, so that the capital share increased from R$1 to R$65,823, through the issue of 6,582,200 (six million, five hundred and eighty-two thousand and two hundred) new shares, of which 3,291,100 (three million, two hundred and ninety-one thousand and one hundred), 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class A  and 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class B and 658,220 (six hundred and fifty eight thousand, two hundred and twenty) class C preferred shares, with no par value, at the issue price of R$10.00, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed on the same date by the shareholders in the proportion of 20% of their capital share each.

(3)  In 2017 refers to the incorporation of Gestora de Inteligência de Crédito - partnership between Banco Santander and other banks from brazilian market (according to note 3).

(4) Although the participations was less than 20%, the Bank exercises jointly-control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single stockholder.

(5) At the EGM held in October 5, 2017, it was approved the share capital increase of the Gestora de Crédito in the amount of R$285,205, that way its share capital increased from R$65,823 to R$351,028, through the issuance of 29,013,700 new shares, being 14,506,850 as ordinary shares, 5,802,740 preferred shares Class A, 5,802,740 preferred shares Class B, and 2,901,370 preferred shares Class C, without par value, at the issuance price of R$ 9,83 per share. It was also approved by unanimous decision the payment timetable of the new shares issuance made by the Management of Gestora de Crédito. That way, the share capital increase was fully subscribed at the same day by the shareholders in the proportion of 20% of each interest which were partially paid.

(6) According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018.

(7) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by  Santander Corretora de Seguros (Current corporate name of Santander Participações S.A.),  and Carsales.com.  Investments PTY LTD (Carsales), shareholder based in Australia.

(8) Pursuant to the shareholders' agreement, the control is shared by Santander Corretora de Seguros (current corporate name of Santander Participações SA) and PSA Services LTD.

(9) In December 2017, according to the contractual change, the PSA Corretora de Seguros shareholders decided to increase its share capital in R$401, that way the share capital increased from R$ 500 to R$901, through the issuance of 400,532 new shares, which each new share has the value of R$1. The new shares issued were subscribed and paid at the same date, in local currency, according to the proportion of each shareholder equivalent to 50% to the company´s share capital, that is, 200.266 shares.
(10) Participation resulting from the credit recovery from the Banco Comercial and Investimentos Sudameris S.A. incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated into the Banco Santander (Brasil) S.A., one of the Company partner. The partners are conducting the procedures for extinction of the company, whose depends on the sale of a property. Once it has been sold, the liquidation of the company and each partner will receive its share of the equity.

(11) Company incorporated on December 13, 2018, upon transformation of BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. Aymoré CFI, a wholly-owned subsidiary of Banco Santander, holds the company's operational control. (Note 3).

In 2019, based on the shareholders' agreement, it was concluded that Banco Santander has the control and, therefore, began to consolidate the Company.

(12) Insurance company incorporated on October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Empreendimentos e Participações S.A., submitted to Susep to obtain authorization to operate. In accordance with the shareholders' agreement, the control is shared by Sancap and HDI Seguros S.A., (Note 3).

(*) The Bank does not have collateral with associates and joint ventures.

(**) The Bank does not have contingent liabilities with significant risk of loss as possible related to investments in affiliates with joint control and significant influence.

(***) As of December 31, 2019, 2018 and 2017, the balances of Assets, Liabilities and Profit refer to 100% of the company balance sheet. There is no balance for the caption "Other Comprehensive Income" in these companies, except for the RCI Bank which recorded R$57,139 (2018- R$30,357 and 2017 - R$40,671).

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2019, 2018 and 2017.

d) Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the main decisions that impact this company is taken jointly between Banco Santander and other controlling shareholders.

Webmotors S.A.: A company incorporated in the form of a privately held company with headquarters in São Paulo and has as its object development, implementation and / or availability of electronic catalogs, space, product, services or means for the sale of products and / or services related to the automobile industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to electronic commerce activities and other uses or applications of the Internet, as well as participation in the capital of other companies and the management of related businesses and ventures. It is a member of the Santander Economic-Financial Conglomerate (Conglomerado Santander) and Carsales.com Investments PTY LTD (Carsales), with its operations conducted in the context of a set of institutions that act in an integrated manner. According to the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controllers.

2019	2018	2017

9

	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	12,052,008	241,919	9,849,508	221,313	9,057,261	490,458
Current liabilities	10,781,921	61,290	8,679,715	60,905	7,985,647	50,413
Cash and cash equivalents	489,400	1,667	37,115	1,034	47,782	1,989
Depreciation and amortization	(1,666)	(9,234)	(977)	(7,423)	(1,600)	16,353
Revenue	661,215	165,049	1,316,687	167,881	1,315,695	127,064
Interest income	1,401,154	5,079	1,290,703	4,134	1,294,119	7,178
Interest expense	(547,546)	-	(575,944)	-	(626,654)	-
Tax Income / (expense)	(83,455)	(26,863)	(147,266)	(16,013)	(122,544)	(12,568)
Current financial liabilities (excluding trade and other payables and provisions)	4,178,761	53,807	3,130,908	49,709	3,897,010	33,320
Non-current financial liabilities (excluding trade and other payables and provisions)	6,470,081	1,006	4,813,909	5,458	4,058,986	3,247

12.          Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2019, 2018 and 2017.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Right-of-use of Assets	Others	Total
Balance at December 31, 2016	2,711,193	3,367,015	7,858,881	-	3,759	13,940,848
Additions	-	382,571	723,835	-	-	1,106,406
Write-off	(52,102)	(180,036)	(31,053)	-	-	(263,191)
Transfers	(9,779)	718,666	(721,520)	-	-	(12,633)
Balance at December 31, 2017	2,649,312	4,288,216	7,830,143	-	3,759	14,771,430

Additions	2,534	450,857	942,358	-	381	1,396,130
Write-off	(18,230)	(162,497)	(199,877)	-	-	(380,604)
Change in the scope of consolidation	99,759	19,517	17,749	-	1,302	138,327
Transfers	45,663	32,232	640,758	-	(3,759)	714,894
Balance at December 31, 2018	2,779,038	4,628,325	9,231,131	-	1,683	16,640,177

Initial adoption IFRS 16	-	-	-	2,465,750	-	-
Additions	85,333	826,685	1,012,395	689,982	370	2,614,765
Cancellation of lease agreements	-	-	-	(72,951)		(72,951)
Write-off	(17,041)	(122,926)	(122,279)	-	-	(262,246)
Transfers	(7,160)	13,236	51,445	-	-	57,521
Balance at December 31, 2019	2,840,170	5,345,320	10,172,692	3,082,781	2,053	21,443,016

Accumulated depreciation	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Right-of-use of Assets	Others	Total
Balance at December 31, 2016	(594,210)	(2,509,099)	(4,172,234)	-	-	(7,275,543)
Additions	(81,910)	(499,542)	(609,515)	-	-	(1,190,967)
Write-off	37,136	154,471	22,196	-	-	213,803
Transfers	9,734	(437,527)	427,506	-	-	(287)
Balance at December 31, 2017	(629,250)	(3,291,697)	(4,332,047)	-	-	(8,252,994)

Additions	(82,714)	(485,607)	(649,557)	-	-	(1,217,878)
Write-off	8,816	140,332	109,447	-	-	258,595
Change in scope of consolidation	(5,602)	(1,448)	(7,136)	-	-	(14,186)
Transfers	(52,094)	(76,292)	(631,965)	-	-	(760,351)
Balance at December 31, 2018	(760,844)	(3,714,712)	(5,511,258)	-	-	(9,986,814)

Additions	(93,455)	(482,256)	(730,993)	(564,132)	-	(1,870,836)
Write-off	10,517	148,486	65,016	8,316	-	232,335
Transfers	15,091	10,272	(9,183)	-	-	16,180
Balance at December 31, 2019	(828,691)	(4,038,210)	(6,186,417)	(555,816)	-	(11,609,134)

Losses from non-recovery (impairment)
Balance at December 31, 2016	(13,031)	-	(5,841)	-	-	(18,872)
Impacts on results	9,784	-	1,047	-	-	10,831
Transfers	-	-	(512)	-	-	(512)
Balance at December 31, 2017	(3,247)	-	(5,306)	-	-	(8,553)

Impacts on results	(10,607)	-	(49,556)	-	-	(60,163)
Transfers	(5)	-	4,333	-	-	4,328
Balance at December 31, 2018	(13,859)	-	(50,529)	-	-	(64,388)

Impacts on results	(587)	-	13,050	-	-	12,463
Transfers	-	-	-	-	-	-
Balance at December 31, 2019	(14,446)	-	(37,479)	-	-	(51,925)

Carrying amount
Balance at December 31, 2017	2,016,815	996,519	3,492,790	-	3,759	6,509,883
Balance at December 31, 2018	2,004,335	913,613	3,669,344	-	1,683	6,588,975
Balance at December 31, 2019	1,997,033	1,307,110	3,948,796	2,526,965	2,053	9,781,957

9

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2019 the Bank has no contractual commitments for the acquisition of tangible assets (2018 - R$3.2 million and 2017 R$75.0 million).

13.          Intangible assets - Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquired company. When the difference is negative (negative goodwill), it is recognized immediately through income statement. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 2.o.i) and has been allocated according to the operating segments (note 45).

Based on the assumptions described bellow, no impairment loss was recognized for goodwill at December 31, 2019, 2018 and 2017.

Thousand of reais	2019	2018	2017

Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)	62,800	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050	13,050
Banco PSA Finance Brasil S.A.	1,557	1,557	1,557
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304	1,039,304
Return Capital Serviços de Recuperação de Créditos S.A. (Current Company name of Ipanema Empreendimentos e Participações S.A.)	24,346	27,630	28,120
Santander Brasil Tecnologia S.A.	16,382	16,382	-
Others	-	-	1,860
Total	28,375,004	28,378,288	28,364,256

	Commercial Banking
	2019	2018	2017
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual (1)	4.8%	5.1%	8.3%
Discount rate (2)	12.5%	13.6%	14.6%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 17,78% (2018 - 19.33% and 2017 - 20.42%).

Thousand of reais	2019	2018	2017

Balance at beginning of the year	28,378,288	28,364,256	28,355,039
Additions (loss):
BW Guirapá (Note 3.c)	-	-	(22,320)
Banco PSA Finance Brasil S.A.	-	-	1,557
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	(3,284)	(490)	28,120
Produban Serviços de Informática S.A.	-	16,382	-
Others	-	(1,860)	1,860
Balance at end of the year	28,375,004	28,378,288	28,364,256

Goodwill is tested for impairment at the end of each year or whenever there is any indication of impairment. Over the twelve-month period ended December 31, 2019, there was no evidence of impairment that would have led to the need to update the test performed in 2018 before its regular performance.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment. Right-of-use of Assets

14.          Intangible assets - Other intangible assets

The details, by asset category, of the other intangible assets in the consolidated balance sheets are as follows:

Cost	IT developments	Other assets	Total
Balance at December 31, 2016	5,866,944	405,998	6,272,942
Additions	824,411	12,072	836,483
Write-off	(125,307)	(7,096)	(132,403)
Transfers	4,633	-	4,633
Balance at December 31, 2017	6,570,681	410,974	6,981,655

Additions	804,782	137	804,919
Write-off	(477,434)	(40)	(477,474)
Transfers	11,567	-	11,567
Additions by Acquisitions of Subsidiaries	590	-	590
Corporate Restructuring	87	-	87
Balance at December 31, 2018	6,910,273	411,071	7,321,344

Additions	1,290,686	15,757	1,306,443
Write-off	(2,544,403)	(130,622)	(2,675,025)
Transfers	(26,758)	(2,481)	(29,239)
Balance at December 31, 2019	5,629,798	293,725	5,923,523

Accumulated amortization
Balance at December 31, 2016	-	(3,120,982)		(277,155)	(3,398,137)
Additions		(449,709)		(21,571)	(471,280)
Write-off		854		5,500	6,354
Transfers		17,402		464	17,866
Balance at December 31, 2017		(3,552,435)		(292,762)	(3,845,197)

Additions		(504,009)		(19,246)	(523,255)
Write-off		25,242		-	25,242
Transfers		(1,000,893)		58	(1,000,835)
Additions by Acquisitions of Subsidiaries		(583)		-	(583)
Corporate Restructuring		(15)		-	(15)
Balance at December 31, 2018		(5,032,693)		(311,950)	(5,344,643)

Additions		(501,682)		(19,339)	(521,021)
Write-off		2,326,982		79,945	2,406,927
Transfers		(241,395)		(288)	(241,683)
Balance at December 31, 2019		(3,448,788)		(251,632)	(3,700,420)

Losses from non-recovery (Impairment) – IT		IT developments		Other assets	Total
Balance at December 31, 2016		(977,711)		(15,291)	(993,002)
Impact on net profit (1)		(306,110)		-	(306,110)
Write-off		441		-	441
Balance at December 31, 2017		(1,283,380)		(15,291)	(1,298,671)

Impact on net profit (1)		(300,865)	-	-	(300,865)
Transfers		1,263,535		-	1,263,535
Balance at December 31, 2018		(320,710)		(15,291)	(336,001)

Impact on net profit (1)		(103,924)		-	(103,924)
Write-off		422,315		15,291	437,606
Balance at December 31, 2019		(2,319)		-	(2,319)

Carrying amount
Balance at December 31, 2017		1,734,866		102,921	1,837,787
Balance at December 31, 2018		1,556,870		83,830	1,640,700

Balance at December 31, 2019	2,178,691	42,093	2,220,784

(1) It refers to impairment loss of assets in the acquisition and development of software. The loss in the acquisition and development of software was recorded due to obsolescence function and disruption of these systems.

The amortization expenses has been included in the heading “Depreciation and amortization” in the income statement.
15.          Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousand of reais	2019	2018	2017

Contracts costs	1,926,536	1,674,187	1,679,305
Prepayments and accrued income	1,059,223	685,755	784,456
Contractual guarantees of former controlling stockholders (Note 23.c.5)	102,903	605,638	707,130
Actuarial asset (Note 22)	346,422	273,281	198,189
Other receivables (1)	1,626,253	1,561,606	1,209,190
Total	5,061,337	4,800,467	4,578,270

(1) Corresponds mainly to receivables from third parties.

16.          Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of reais	2019	2018	2017

Classification:
Financial liabilities at amortized cost	99,271,415	99,022,806	79,374,685
Total	99,271,415	99,022,806	79,374,685

Type:
Deposits on demand (1)	685,026	709,605	306,081
Time deposits (2)	56,602,470	47,227,456	52,739,163
Repurchase agreements	41,983,919	51,085,745	26,329,441
Of which:
Backed operations with Private Securities (3)	9,506,255	6,977,766	-
Backed operations with Government Securities	32,477,663	44,107,979	26,329,441
Total	99,271,415	99,022,806	79,374,685

(1) Non-interest bearing accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

Thousand of reais	2019	2018	2017

Currency:
Reais	58,282,793	74,159,613	56,562,950
Euro	39,522	105,119	407,814
US dollar	40,949,100	24,758,074	22,156,054
Other currencies	-	-	247,867
Total	99,271,415	99,022,806	79,374,685

17.          Client deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousand of reais	2019	2018	2017

Classification:
Financial liabilities at amortized cost	336,514,597	304,197,800	276,042,141
Total	336,514,597	304,197,800	276,042,141

Type:
Demand deposits
Current accounts (1)	28,231,479	18,853,519	17,559,985
Savings accounts	49,039,857	46,068,346	40,572,369

Time deposits	200,739,544	190,982,541	146,817,650
Repurchase agréments	58,503,717	48,293,394	71,092,137
Of which:
Backed operations with Private Securities (2)	9,506,255	6,977,766	33,902,890
Backed operations with Government Securities	48,997,462	41,315,628	37,189,247
Total	336,514,597	304,197,800	276,042,141

(1) Non-interest bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

Note 44-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

18.          Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousand of reais	2019	2018	2017

Classification:
Financial liabilities at amortized cost	73,702,474	74,626,232	70,247,012
Total	73,702,474	74,626,232	70,247,012

Type:
Real estate credit notes - LCI (1)	21,266,079	27,159,982	27,713,873
Eurobonds	8,715,382	4,516,647	1,992,828
Treasury Bills (2)	27,587,340	30,721,206	31,686,259
Agribusiness credit notes - LCA	14,776,877	11,925,018	8,854,052
Guaranteed Real Estate Credit Notes (3)	1,356,796	303,379	-
Total	73,702,474	74,626,232	70,247,012

Indexers:	Domestic	Abroad

Treasury Bills	97% to 105.25% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre fixed: 5.06% to 17.29%	-
	100% of SELIC	-
Real estate credit notes – LCI	80% to 100% of CDI	-
	Pre fixed: 3.9% of 10.33%	-
	100% of IPCA	-
	100% of TR	-
Agribusiness credit notes – LCA	80% to 98.6% of CDI	-
Guaranteed Real Estate Credit Notes – LIG	94% to 98% of CDI	-
Eurobonds	-	0.0% to 10%
	-	CDI+6.4%

(1) Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2019, have maturities between 2020 and 2026 (2018 - there are maturities between 2019 to 2026 and 2017 - there are maturities between 2018 to 2026).

(2) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2019, have a maturity between 2020 to 2025 (2018 - have a maturity between 2019 to 2025 and 2017 - there are maturities between 2018 to 2025).

(3) Guaranteed Real Estate Letters are real estate investment securities guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. As of December 31, 2019 maturity until 2020 and 2021 (2018 - have a maturity until 2021).

The breakdown, by currency, of the balance of this account is as follows:

Thousand of reais
Currency:	2019	2018	2017

Real	64,987,092	70,109,585	68,335,103
US dollar	8,715,382	4,516,647	1,911,909
Total	73,702,474	74,626,232	70,247,012

	Average interest (%)
Currency:	2019	2018	2017

Real	5.0%	5.5%	5.5%
US dollar	4.1%	5.9%	6.8%
Total	4.5%	5.6%	5.7%

The variations in the balance “Obligations for bonds and securities” were as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of the year	74,626,232	70,247,012	99,842,955

Issuances	53.017.039	73,765,081	59,663,420
Payments	(61.914.716)	(78,903,009)	(97,009,957)
Interest (Note 33)	5,138,306	4,606,949	7,901,199
Exchange differences and Others	2.835.613	4,910,199	(150,605)
Balance at end of the year	73,702,474	74,626,232	70,247,012

On December 31, 2019, 2018 and 2017, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. The note 44-d contains a detail of the residual maturity periods of financial liabilities at amortized cost in each year.

The breakdown of "Bonds and other securities" is as follows:

				Interest rate (p.y)
	Issuance	Maturity	Currency		2019	2018	2017

Eurobonds	2015	2018	USD	2.2%	-	-	40,333
Eurobonds	2017	2018	USD	Zero Coupon to 2.4%	-	-	1,195,668
Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	-	194,243	165,677
Eurobonds	2018	2021	BRL	4.4%	63,181	855,035	-
Eurobonds	2018	2024	USD	2.4% a 10.0%	664,996	19,386	-
Eurobonds	2018	2019	USD	Zero Coupon to 9%	-	197,055	-
Eurobonds	2018	2019	USD	LIBOR 3M + 0.95%	-	34,776	-
Eurobonds	2018	2020	USD	Up to 3,5%	37,476	1,211,361	-
Eurobonds	2018	2019	USD	LIBOR 1M + 1.5%	-	1,287,821	-
Eurobonds	2017	2020	BRL	4.4%	929,042	639,275	541,487
Eurobonds	2018	2020	USD	Above 3.5%	35,438
Eurobonds	2018	2024	USD	6.6% to 6.7%	1,260,099
Eurobonds	2018	2025	USD	Up to 9%	1,427,601
Eurobonds	2019	2020	USD	0% to 4.4%	3,556,724
Eurobonds	2019	2027	USD	CDI + 6.4%	727,118
Other					13,707	77,695	49,663
Total					8,715,382	4,516,647	1,992,828

19.          Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousand of reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2019	2018	2017

Subordinated Liabilities	May-08	May-15 to May-18	$283	CDI (2)	-	-	109,572
Subordinated Liabilities	May-08 to June-08	May-15 to June-18	$268	IPCA (3)	-	-	409,658
Notes (4)	January-14	Perpetual	$3.000	7.375%	-	4,906,880	-
Notes (4)	January-14	January-24	$3.000	6.000%	-	4,978,727	-
Total					-	9,885,607	519,230

(1) Subordinated time deposits issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2) Between December 2017 and May 2018, indexed by 100% and 112% of the CDI.

(3) Between December 2017 and June 2018, indexed by the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

(4) On December 18, 2018, the Bank Central of Brazil issued approval for the repurchase of the notes issued on January 29, 2014, this approval led to the reclassification of these instruments from the Debt Instruments Eligible to Compose Capital to Subordinated Debt (Note 20).

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousand of reais			Average Interest Rate (%)
Currency:	2019	2018	2017	2019	2018	2017

Real	-	9,885,607	519,230	0.0%	4.9%	7.5%
Total	-	9,885,607	519,230	0.0%	4.9%	7.5%

Changes in the balance of "Subordinated liabilities" in twelve-months period ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017

Balance at beginning of year	9,885,607	519,230	466,246
Payments	(9,885,607)	(544,566)	-
Interest (Note 33)	-	25,336	52,984
Transfers (Note 20)	-	9,885,607	-
Balance at end of year	-	9,885,607	519,230

Note 44-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end.

20.          Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 28.e), are as follows:

					2019	2018	2017
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)
Tier I (1) (5)	jan-14	no maturity (perpetual)	$3,000	7.375%	-	-	4,187,531
Tier II (2) (5)	jan-14	jan-24	$3,000	6.000%	-	-	4,249,370
Tier I (4)	nov-18	no maturity (perpetual)	$1,250	7.250%	5,092,153	4,893,668	-
Tier II (4)	nov-18	nov/18	$1,250	6.125%	5,083,808	4,886,276	-
Total					10,175,961	9,779,944	8,436,901

(1)  Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of RC must be excluded.

(2)  Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of RC must be excluded.

(3)  The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

(4)  Interest paid semiannually, as of May 8, 2019.

(5)  On December 18, 2018, the Bank issued the approval for the repurchase of the notes issued on January 29, 2014, this approval led to the reclassification of these instruments from the Debt Instruments Eligible to Compose Capital to Subordinated Debt (Note 19).

	2019	2018	2017
Balance at beginning of the year	9,779,944	8,436,901	8,311,918
Issuance - Tier I	-	4,673,875	-
Issuance - Tier II	-	4,673,875	-
Interest payment Tier I (1)	272,947	331,677	273,123
Interest payment Tier II (1)	230,594	272,539	222,065
Exchange differences / Others	221,368	1,960,467	252,941
Payments of interest - Tier I	(178,278)	(381,008)	(344,867)
Payments of interest - Tier II	(150,614)	(302,775)	(278,279)
Repurchase	-	(9,885,607)	-
Balance at end of the year	10,175,961	9,779,944	8,436,901

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges" (Note 33).

On November 5, 2018, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance was in the form of Notes issued in US dollars, US$2.5 billion, for payment in Tier I and Tier II of Reference Equity. The offer of these notes was made outside Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil. On the same date, the Board of Directors approved the redemption of the Tier I and Tier II notes issued on January 29, 2014, in the total amount of U$2.5 billion (Note 26.e).

The specific characteristics of Notes issued to make up Tier I are: (a) Principal: US$1.250 billion (b) Interest Rate: 7.25% p.a; (c) no maturity (perpetual); (d) Periodicity of payment of interest: semiannually from May 8, 2019.

The specific characteristics of Notes issued to make up Tier II are: (a) Principal: US$1.250 billion; (b) Interest Rate: 6.125% p.a.; (c) Maturity Term: on November 8, 2028; and (d) Periodicity of payment of interest: semiannually, as of May 8, 2019.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

On December 18, 2018, the Bank issued approval for the Notes to comprise Tier I and Tier II of Banco Santander's Reference Equity as of such date, as well as the repurchase of the notes issued on January 29, 2014. As a result, the balance relating to the notes issued on January 29, 2014 were reclassified from Debt Instruments Eligible to Compose Capital to Subordinated Debts (Note 19).

21.          Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousand of reais	2019	2018	2017

Credit card obligations	38,531,519	39,761,739	32,049,712
Unsettled financial transactions (2)	7,239,785	3,356,871	3,905,236
Dividends and Interest on Capital payable	7,826,247	4,508,569	4,553,914
Tax collection accounts - Tax payables	883,768	1,205,746	1,077,860
Liability associated with the transfer of assets (Note 9.g)	75,500	126,906	428,248
Other financial liabilities (1)	6,328,551	2,769,005	2,245,765
Total	60,885,370	51,728,836	44,260,735

(1) As of December 31, 2019, it includes the financial liability in the total amount of R$1,600 million (2018 - R$519 million and 2017 - R$484 million), related to the commitment of the put option of the shares held by Banco Bonsucesso (Note 3.a ) and R$0 (2018 - R$1,427 million and 2017 - R$1,223 million), referring to the put option for the shares issued by Getnet SA, which was authorized by BACEN on February 18, 2019 and settled on February 25, 2019.

(2) Includes operations to settle with B3 S.A. (Current Company Name of BM&FBovespa) and payment orders in foreign currency.

22.          Provisions for pensions and similar obligations

On December 31, 2019 the balance of provisions for pension funds and similar obligations totaled R$4,956,851 (2018 - R$3,357,654 and 2017 - R$3,923,457).

i. Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

•         Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

- Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

- Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants  since April 28, 2000.

- Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

- Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants  since July 23, 2010.

- Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans were closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

- Plan Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

- Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

- Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

•         Sanprev – Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

•         Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

•         Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi):it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the year of 2019 was R$110,325 (2018 – R$89,959 e 2017 – R$86,449).

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: As from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans.The appropriated values by the sponsors in the year of 2019 were R R$8,917 (2018 – R$ $1,597).

ii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.:

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

• HolandaPrevi’s Retirees (current corporate name of SantanderPrevi):

For the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

• Former employees of Banco Real S.A. (Retiree by Circulars):

It grants entitlement to healthcare to former employees of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

• Bandeprev’s retirees:

Health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

• Directors with Lifetime Benefits (Lifetime Directors):

Lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

• Health Directors:

Directors, Executive Directors, Vice-President Directors and Chief Executive Officer, may, by choice, choose to remain medical assistance, in case of termination of the link with Banco Santander or companies in its conglomerate without cause; as long as they comply the following requirements: have contributed for at least 3 (three) years to the health plan; having served as a director at Banco Santander or companies its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same way as the DIRECTOR enjoyed at the time of his dismissal, including the payment of his share, which must be paid by bank slip. The dependents active at the time of termination will be kept on the same plan as the director, and the inclusion of new dependents in no chance.

• Free Clinic:

Health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

• Life insurance for Banco Real’s retirees (Life Insurance):

For Retirees from Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45% of the value. It is a closed group.

• Life Insurance Assistance Boxes (Life Insurance):

Included in the bulk of the life insurance in December 2018 the insurance of the retirees of the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Southern Bank, coverage was according to the choice of retiree at the time of joining the benefit. The Bank's allowance is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost. The plan is closed for new participants.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pay their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial based in the present value of the current cost.

iii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which uses each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 7.1% (2018 – 9.1% e 2017 – 9.53%).

- Cabesp, Law 9,656 and others obligations – 7.2% (2018 – 9.3% e 2017 – 9.65%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 3.5% (2018 – 4.0% e 2017 – 4.0%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans – 4.0% (2018 – 5.0% e 2017 – 5.0%).

The funding status of the defined benefit obligations in 2019 and in the last 2 years are as follows:

	2019	2018	2017

Present value of the obligations - Post-employment plans:
To current employees	687,786	716,492	796,243
Vested obligations to retired employees	27,369,696	23,296,715	21,205,366
	28,057,482	24,013,207	22,001,609

Less:
Fair value of plan assets	25,822,890	22,708,990	20,689,637
Unrecognized assets (1)	(1,346,547)	(1,079,808)	(1,090,682)
Provisions – Post-employment plans, net	3,581,139	2,384,025	2,402,654

Present value of the obligations - Other similar obligations:
To current employees	204,439	184,606	228,107
Vested obligations to retired employees	6,047,368	4,604,466	4,815,654
	6,251,807	4,789,072	5,043,761

Less:
Fair value of plan assets	5,222,517	4,157,251	3,721,147
Unrecognized assets (1)	-	(68,527)	-
Provisions – Other similar obligations, net	1,029,290	700,348	1,322,614

Total provisions for pension plans, net	4,610,429	3,084,373	3,725,268
Of which:
Actuarial provisions	4,960,620	3,357,654	3,923,457
Actuarial assets (note 15)	350,191	273,281	198,189

(1)    Refers to fully funded surplus plans Banesprev I and III, Sanprev I,II and III and Bandeprev (asset ceiling).

On the fourth quarter of 2018, the Management settled the actuarial deficit of Banesprev V and DAB in 2017 in the amount of R$ 295,529 and R$ 1,246, respectively, and the contribution in the estimated amount of R$ 152,329 to cover the actuarial deficit from 2018 to Banesprev Pré 75.

In the first half of 2018, there was an increase in the cost contribution established for a post-employment benefit plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost due to changes in the plan. The envisaged changes implied a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Post-Employment Plans
2019	2018	2017

Staff costs - Current service costs (note 40)	2,774	3,142	14,605
Interest and similar income and expenses - Interest cost (net) (notes 32 and 33)	149,232	124,754	70,429
Interest and similar income and expenses - Interest on unrecognized assets (notes 32 and 33)	100,346	104,160	105,832
Other movements (1)	(1,101)	12,432	5,323
Total	251,251	244,488	196,189

	Other Similar Obligations
	2019	2018	2017

Staff costs - Current service costs (note 40)	8,142	5,797	5,476
Interest and similar income and expenses - Interest cost (net) (notes 32 and 33)	61,845	76,124	99,575
Interest and similar income and expenses - Interest on unrecognized assets (notes 32 and 33)	3,173	15,521	-
Other movements (1)	22,624	(816,230)	-
Total	95,784	(718,788)	105,051

The changes in the present value of the accrued defined benefit obligations were as follows:

	Post-Employment Plans
	2019	2018	2017

Present value of the obligations at beginning of year	24,013,207	22,001,609	20,769,126
Current service cost (Note 40)	2,774	3,142	14,605
Interest cost	2,087,484	2,029,099	2,170,639
Benefits paid	(1,960,103)	(1,876,014)	(1,834,681)
Actuarial (gains)/losses	3,908,350	1,674,908	871,308
Others	5,770	180,463	10,612
Present value of the obligations at end of year	28,057,482	24,013,207	22,001,609

	Other Similar Obligations
	2019	2018	2017

Present value of the obligations at beginning of year	4,789,072	5,043,761	4,246,489
Current service cost (Note 40)	8,142	5,797	5,476
Interest cost	443,837	438,567	447,653
Benefits paid	(378,782)	(346,185)	(339,538)
Actuarial (gains)/losses	1,366,837	455,193	683,681
Other (1)	22,701	(808,061)	-
Present value of the obligations at end of year	6,251,807	4,789,072	5,043,761

(1)            In the year ended December 31, 2018 there was an increase in the cost contribution established for a postemployment benefit plan, which is calculated as a percentage of the total monthly compensation of associates. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The envisaged changes implied a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations. In the Consolidated Statements of Income, this amount was recorded under Provision (Net).

The changes in the fair value of the plan assets were as follows:

	Post-Employment Plans
	2019	2018	2017

Fair value of plan assets at beginning of year	22,708,990	20,689,637	20,116,916
Interest (Expense) Income	1,938,252	1,904,345	2,100,211
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	3,087,544	1,347,689	268,309
Contributions/(surrenders)	51,807	481,959	38,883
Of which:
By the Bank	44,752	472,723	27,439
By plan participants	7,055	9,236	11,444
Benefits paid	(1,960,103)	(1,876,014)	(1,834,682)
Exchange differences and other items	(3,600)	161,374	-
Fair value of plan assets at end of year	25,822,890	22,708,990	20,689,637

	Other Similar Obligations
	2019	2018	2017

Fair value of plan assets at beginning of year	4,157,251	3,721,147	3,310,895
Interest (Expense) Income	381,992	362,444	348,078
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	915,626	304,632	303,504
Contributions/(surrenders)	107,037	72,548	61,803
Of which:
By the Bank	107,037	72,548	61,803
Benefits paid	(339,389)	(310,458)	(303,133)
Exchange differences and other items	-	6,938	-
Fair value of plan assets at end of year	5,222,517	4,157,251	3,721,147

Breakdown of gains (losses) actuarial by experience, financial assumptions and demographic hypotheses:

			Post-Employment Plans
	2019	2018	2017
Experience Plan	(446,444)	(803,717)	686,204
Changes in Financial Assumptions	(2,615,119)	(871,176)	(1,557,689)
Changes in Financial Demographic	1,228	-	146
Gain (Loss) Actuarial - Obligation	(3,060,335)	(1,674,893)	(871,339)
Return on Investment, Return Unlike Implied Discount Rate	2,624,960	1,344,089	270,158
Gain (Loss) Actuarial - Asset	2,624,960	1,344,089	270,158
Changes in Surplus / Deficit Uncollectible	(164,428)	117,320	(15,690)

			Other Similar Obligations
	2019	2018	2017
Experience Plan	(209,175)	(79,810)	(303,396)
Changes in Financial Assumptions	(1,157,662)	(376,949)	(380,285)
Changes in Financial Demographic	-	-	-
Gain (Loss) Actuarial - Obligation	(1,366,837)	(456,759)	(683,681)
Return on Investment, Return Unlike Implied Discount Rate	915,626	307,048	303,504
Gain (Loss) Actuarial - Asset	915,626	307,048	303,504
Changes in Surplus Uncollectible	71,698	(52,604)	-

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
	2019	2018	2017

Experience in Net Assets Adjustments	3,087,544	1,347,689	268,309

	Other Similar Obligations
	2019	2018	2017

Experience in Net Assets Adjustments	915,626	304,632	303,504

The amounts of actuarial obligation of defined benefit plans not covered and defined benefit plans partially or totally covered are shown below:

2019	2018	2017

815,929	700,347	701,551
33,493,360	28,101,932	26,343,818

The main categories of plan assets as a percentage of total plan assets are as follows:

	2019	2018	2017

Equity instruments	0.00%	4.81%	4.60%
Debt instruments	92.92%	94.59%	94.70%
Properties	0.26%	0.28%	0.35%
Other	6.82%	0.32%	0.35%

The expected return on plan assets was determined based on the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$6,301,111 (2018 - R$3,823,004 e 2017 - R$3,021,950).

The following table shows the estimated benefits payable for the next 10 years from December 31, 2019:

2020	2,195,627
2021	2,232,813
2022	2,292,622
2023	2,350,054
2024	2,406,310
2025 to 2029	12,762,480
Total	24,239,906

Assumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. The change of one percentage point in the medical care cost rates would have the effects as follows:

							Sensitivity
			2019		2018		2017
		Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations
Discount Rate	Discount Rate
	(+)0,5%	(31,672)	(440,072)	(29,066)	(307,980)	(28,742)	(301,237)
	(-)0,5%	35,572	494,257	32,403	343,340	31,876	334,085
	Boards of Mortality
	Applied (+) 2 years	(51,720)	(718,632)	(45,937)	(486,742)	(43,310)	(453,912)
	Applied (-) 2 years	56,687	787,636	49,355	522,958	45,808	480,101
	Cost of Medical Care
	(+)0,5%	38,388	533,380	35,949	380,906	31,758	332,850
	(-)0,5%	(35,060)	(487,146)	(32,100)	(340,122)	(28,501)	(298,705)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	12.31
Banesprev Plans II	12.83
Banesprev Plans III	10.52
Banesprev Plans IV	15.47
Banesprev Plans V	9.53
Banesprev Pre-75	10.38
Sanprev I	6.81
Sanprev II	11.70
Sanprev III	10.59
Bandeprev Basic	10.48
Bandeprev Special I	7.04
Bandeprev Special II	6.77
SantanderPrevi	7.78
CACIBAN / DAB / DCA	7,33/6,03/6,67

Plans	Other Similar Obligations

Cabesp	15.45
Bandepe	16.48
Free Clinic	11.91
Lifetime officers	9.17
Health officers	27.53
Circulars (1)	12,15 e 11,93
Life Insurance	8.39

(1) The duration 11.15 refers to the plan of Former Employees of Banco ABN Amro and 11.93 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

	2019		2018		2017
Pension	Health	Pension	Health	Pension	Health

Nominal Discount Rate for Actuarial Obligation	7.1%	7.2%	9.1%	9.3%	9.5%	9.7%
Rate Calculation of Interest Under Assets to the Next Year	7.1%	7.2%	9.1%	9.3%	9.5%	9.7%
Estimated Long-term Inflation Rate	3.5%	3.5%	4.0%	4.0%	4.0%	4.0%
Estimated Salary Increase Rate	4.0%	4.0%	5.0%	5.0%	5.0%	5.0%
Mortality tables	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

23.          Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousand of reais	2019	2018	2017

Pension fund provisions and similar requirements (2)	4,960,620	3,357,654	3,923,457
Provisions for lawsuits and administrative proceedings, commitments and other provisions	11,371,205	11,338,244	10,063,459
Judicial and administrative proceedings under the responsibility of former controlling stockholders (Note 15)	103,272	605,638	707,131
Judicial and administrative proceedings	9,226,735	9,507,240	8,365,320
Of which:
Civil	3,201,061	3,377,338	2,522,005
Labor	3,504,296	3,819,107	3,448,388
Tax and Social Security	2,521,378	2,310,795	2,394,927
Provisions for contingent commitments (Note 23.b)	683,918	626,267	-
Others provisions (1)	1,357,280	599,099	991,008
Total	16,331,825	14,695,898	13,986,916

(1)  In 2019, includes R$700,000 (2018 - R$126.561 and 2017 - R$287,446) relating to the expenses of projects aimed at improving operational productivity and efficiency.

(2)  In the year ended December 31, 2018, there was an increase in the costing contribution established for a certain post-employment benefit plan, which is calculated as a percentage of the total monthly remuneration of members. This increase in contribution resulted in a decrease in the cost of past service, due to the change in the plan. The envisaged changes implied a reduction in the present value of the defined benefit plan obligations, which is supported by an actuarial assessment. In the Consolidated Statements of Income, this amount was recorded in the caption Provisions (Net).

b) Changes

The changes in “Provisions” were as follows:

Thousand of reais	2019

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,357,654	11,338,244	14,695,898
Additions charged to income:
Interest expense and similar charges	314,596	-	314,596
Personnel Expenses (Note 40)	10,917	-	10,917
Constitutions / Reversals and Adjustment of provisions	21,523	2,936,187	2,957,710
Other Comprehensive Income	1,416,815	-	1,416,815
Additions to provisions for contingent commitments	-	(57,651)	(57,651)
Payments to external funds	(187,667)	-	(187,667)
Amount paid	-	(2,870,703)	(2,870,703)
Transfer to other assets - actuarial assets (Note 15)	23,014	-	23,014
Transfers, exchange differences and other changes	-	19,512	19,512
Balance at end of year	4,956,852	11,365,589	16,322,441

Thousand of reais	2018

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,923,456	10,063,459	13,986,915
Additions charged to income:
Interest expense and similar charges	320,559	-	320,559
Personnel Expenses (Note 40)	8,939	-	8,939
Constitutions / Reversals and Adjustment of provisions	(801,332)	3,556,512	2,755,180
Other Comprehensive Income	483,058	-	483,058
Additions to provisions for contingent commitments	-	(48,246)	(48,246)
Payments to external funds	(594,024)	-	(594,024)
Amount paid	-	(2,247,172)	(2,247,172)
Transfer to other assets - actuarial assets (Note 15)	16,998	-	16,998
Transfers, exchange differences and other changes	-	13,691	13,691
Balance at end of year	3,357,654	11,338,244	14,695,898

Thousand of reais	2017

	Pensions (1)	Other Provisions		Total
Balance at beginning of year	2,710,626	9,065,864		11,776,490
Additions charged to income:
Interest expense and similar charges	275,836	-		275,836
Personnel Expenses (Note 40)	20,081	-		20,081
Constitutions / Reversals and Adjustment of provisions	1,723	3,112,684		3,114,407
Other Comprehensive Income	1,028,090	-		1,028,090
Payments to external funds	(127,357)	-		(127,357)
Amount paid	-	(2,123,483)		(2,123,483)
Transfer to other assets - actuarial assets (Note 15)	14,457	-		14,457
Transfers, exchange differences and other changes	-	8,394	-	8,394
Balance at end of year	3,923,456	10,063,459		13,986,915

(1) For further information, see note 15. Provisions for pension funds and similar obligations.

b.1)  Provisions for contingent payments

According to note 2.iii.ix, IFRS 9 requires that the provision for expected credit losses be recorded for contracts of financial guarantees rendered, which have not yet been honored. Provision expense reflecting credit risk should be measured and accounted for when the honor of these guarantees occurs and the client accused does not comply with its contractual obligations. The movement of these provisions in 2019 and 2018 is as follows:

Thousand of reais	2019	2018

Balance at beginning of year (in 1/01/2018 after the initial adoption of the IFRS 9)	626,267	674,513
Creation of provision for contingent commitments	57,651	(48,246)
Balance at end of year	683,918	626,267

c) Provisions for Civil, Labor, Tax and Social Security Contingencies

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

c.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

• PIS and Cofins - R$3,755,556 (2018 - R$3,632.467 and 2017 - R$3,501,464): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander’s PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel. Those are the main themes of the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$906,355 (2018 - R$729,919 and 2017 - R$714,604): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015, Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. This lawsuit was ruled groundless and is currently awaiting judgment by the Regional Federal Court (TRF 3). Based on the legal advisors' assessment, a provision was set up to cover the loss considered probable in the lawsuit.

• Social Security Contribution (INSS) - R$282,053 (2018 - R$273,233  and 2017 - R$265.022): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - Financial Institutions - R$224,631 (2018 - R$228.403 and 2017 - R$228.403):Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising  from operations that are usually not classified as services (Note 23.c.4 – Possible Risk Loss).

c.2) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.                                                                                                                                                                                                                                Former Banespa employees. Action distributed in 1998 by the Banespa Retired Association (AFABESP) requiring the payment of a semiannual bonus provided for in the Banespa regulations, according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. management or, alternatively, PLR, to retired employees of the extinct Banco do Estado de São Paulo SA - Banespa, hired until May 22, 1975. The bonus was not paid in 1994 and 1995 because the bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. The aforementioned clause was excluded from the regulation in 2001. The lawsuit was upheld by the Superior Labor Court. The Bank filed the appropriate funds with the STF, which, due to a monocratic decision, rejected the appeal. A rescissory action was brought to dismiss the decision of the main action and suspend execution. There is a preliminary injunction in force that authorizes the execution of necessary enforcement acts to proceed with the execution until the attachment, however, any acts of seizure of assets or blocking of cash are prohibited until the judgment of the rescission action. As of December 31, 2019, the case is classified as a probable loss and the provision was recorded based on the estimated loss.

c.3) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

• Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans – they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF, which approved the terms of the agreement.

Recently, the STF ordered the suspension of all economic plan (in the country), for two years considering the judicial homologation.

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

c.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$25,380 million, being the main lawsuits as follow:

• INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2018, the amounts related to these proceedings totaled approximately R$5,052 million.

• Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On December 31, 2019, the amounts related to these proceedings totaled approximately R$3,139 million.

• Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue, Office to grant tax relief with credits arising from overpayments. On December 31, 2019, the amounts related to these proceedings totaled approximately R$4,835 million.

• Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On December 31, 2019, the balance was approximately R$1,419 million.

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2019 the amount related to this claim is approximately R$607 million.

• Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of December 31, 2019, the amount was R$1,055 million.

• Goodwill Amortization of Banco Sudameris – the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On December 31, 2019, the amounts related to these proceedings totaled approximately R$635 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of December 31, 2019, the amount related to this lawsuit is approximately R$400 million.

The labor claims with classification of loss risk as possible totaled R$ 134 million, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$2,058 million, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

c.5)  Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$102.482, R$213 and R$578 (2018 - R$598,544, R$327 and R$6,767), respectively, which the responsible people were the former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables – others.

In the year ended December 31, 2019, the Bank signed a contract with a former controller, in which the registered obligations became the Bank's responsibility.

24.          Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousand of reais	2019	2018	2017

Operating Profit Before Tax	22,273,149	15,909,771	14,513,684
Interest on capital (1)	-	(4,080,000)	(3,800,000)
Operating Profit Before Tax	22,273,149	11,829,771	10,713,684
Rates (25% income tax and 15% social contribution tax)	(8,909,260)	(5,323,397)	(4,821,158)
PIS and COFINS (net of income and social contribution taxes) (2) (6)	(1,983,839)	(1,490,190)	(1,427,960)
Non-taxable/Non-deductible:
Equity in affiliates	59,795	29,681	32,198
Goodwill(3)	(137,175)	(101,305)	(669,963)
Exchange variation - foreign branches (4)	715,424	2,792,995	440,857
Net Indeductible Expenses of Non-Taxable Income (6)	214,242	384,554	194,737
Adjustments:
Constitution of income and social contribution taxes on temporary differences	70,223	136,353	1,138,005
Interest on capital (1)	1,064,000	-	-
Effects of change in rate of social contribution taxes (5)	2,796,493	(90,013)	(1,427,667)
Other adjustments	(71,602)	551,469	1,165,315
Income taxes	(5,641,699)	(3,109,853)	(5,375,636)
Of which:
Current tax (6)	(6,692,328)	(4,704,293)	(4,969,241)
Deferred taxes	1,050,629	1,594,440	(406,395)
Taxes paid in the year	(5,301,184)	(3,668,571)	(3,280,230)

(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the income statement for tax deduction, the charge is reversed before the calculation of the net income in the financial statements and deducted from the shareholders’ equity since it is considered as dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 they are recorded as income taxes.

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a permanent and definitive difference. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore deferred tax liability is not record.

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/ deductible (see details below).

(5) Effect of the rate differential for other non-financial corporations, with a social contribution rate of 9%, as well as the effect of the additional 5% applicable to financial institutions, valid until the end of 2018.

(6) Includes mainly the tax effect on expenses with donations, revenues from judicial deposit updates and other income and expenses that do not qualify as temporary differences.

Exchange Hedge of Grand Cayman, branch in Luxembourg and of Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands, a branch in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or "Santander Brasil EFC" (an independent subsidiary in Spain), which are used primarily to raise funds in the capital and financial markets to provide the Bank with credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding (economic hedge). In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments are not taxable or deductible for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Tax distinct treatment from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the year ended on December 31, 2019, 2018 and 2017.

	2019	2018	2017
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	1,512,322	6,673,535	892,863
Gains (losses) on financial assets and liabilities (net)
Result generated by derivative contracts used as hedge	(2,776,601)	(12,540,855)	(1,702,557)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	(106,497)	255,481	80,170
Tax effect of derivative contracts used as hedge - IR / CS	1,370,776	5,611,839	729,524

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousand of reais	2019	2018	2017

Operating Profit Before Tax	22,273,149	15,909,771	14,513,684
Income tax	5,641,699	3,109,853	5,375,636
Effective tax rate	25.33%	19.55%	37.04%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousand of reais	2019	2018	2017

Tax credited to equity	3,517,590	2,785,330	3,373,984
Measurement of available-for-sale securities	-	-	1,016,121
Measurement at fair value through other comprehensive income	416,748	369,805	-
Measurement of cash flow hedges	186	2,081	1,063
Measurement of investment hedges	562,353	562,353	562,353
Defined benefit plan	2,538,303	1,851,091	1,794,447
Tax charged to equity	(3,952,457)	(2,168,758)	(2,541,177)
Measurement of available-for-sale securities	-	-	(2,426,459)
Measurement at fair value through other comprehensive income	(3,618,126)	(1,997,600)	-
Measurement of cash flow hedges	(322,080)	(163,038)	(111,134)
Defined benefit plan	(12,251)	(8,120)	(3,584)
Total	(434,867)	616,572	832,807

Relates to deferred taxes recognized in equity due to temporary differences accounted for in equity.

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousand of reais	2019	2018	2017

Tax assets:	30,295,062	27,680,578	24,778,078
Of which:
Temporary differences (1)	29,565,702	26,416,527	23,375,600
Tax loss carry forwards	367,120	846,587	866,579
Social contribution taxes 18%	362,240	417,464	535,899
Total deferred tax assets	30,295,062	27,680,578	24,778,078

Tax liabilities:	5,540,873	3,031,389	2,496,531
Of which:

Excess depreciation of leased assets	148,839	123,257	124,909
Adjustment to fair value of trading securities and derivatives	5,392,034	2,908,132	2,371,622
Total deferred tax liabilities	5,540,873	3,031,389	2,496,531

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for lawsuits and administrative proceedings, and the effect of the fair value of financial instruments.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousand of reais	Balances at December 31, 2018	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2019

Tax assets:	27,680,578	3,693,727	471,499	(1,550,742)	-	30,295,062
Temporary differences	26,416,527	4,240,405	471,499	(1,562,729)	-	29,565,702
Tax loss carry forwards	846,587	(491,454)	-	11,987	-	367,120
Social contribution taxes 18%	417,464	(55,224)	-	-	-	362,240
Tax liabilities:	3,031,389	781,448	1,773,065	(45,029)	-	5,540,873
Temporary differences	3,031,389	781,448	1,773,065	(45,029)	-	5,540,873
Total	24,649,189	2,912,279	(1,301,566)	(1,505,713)	-	24,754,189

Thousand of reais	Balances at December 31, 2017	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2018

Tax assets:	24,778,078	1,674,317	(186,260)	1,369,934	44,509	27,680,578
Temporary differences	23,375,600	1,812,744	(186,260)	1,369,934	44,509	26,416,527
Tax loss carry forwards	866,579	(19,992)	-	-	-	846,587
Social contribution taxes 18%	535,899	(118,435)	-	-	-	417,464
Tax liabilities:	2,496,531	79,877	607,773	(153,623)	831	3,031,389
Temporary differences	2,496,531	79,877	607,773	(153,623)	831	3,031,389
Total	22,281,547	1,594,440	(794,033)	1,523,557	43,678	24,649,189

Thousand of reais	Balances at December 31, 2016	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2017

Tax assets:	24,437,112	668,483	254,733	(620,401)	38,151	24,778,078
Temporary differences	23,398,886	304,231	254,733	(620,401)	38,151	23,375,600
Tax loss carry forwards	382,867	483,712	-	-	-	866,579
Social contribution taxes 18%	655,359	(119,460)	-	-	-	535,899
	1,268,037	262,088	582,363	378,693	5,350	2,496,531
Temporary differences	1,268,037	262,088	582,363	378,693	5,350	2,496,531
Total	23,169,075	406,395	(327,630)	(999,094)	32,801	22,281,547

(1) It relates to deferred taxes recognized in equity due to temporary differences accounted in equity.

(2) In 2019, it mainly refers to net of deferred taxes amounted to R$1,595,773 (2018 - R$1,216,311 and 2017 - R$241,708), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

	Tax assets				Tax liabilities
Year	Temporary differences	Tax loss carry forwards	Social contribution taxes 18%	Total	Temporary differences	Total

2020	8,945,648	74,742	362,240	9,382,630	1,838,874	1,838,874
2021	8,275,410	43,711	-	8,319,121	1,834,781	1,834,781
2022	7,562,496	22,820	-	7,585,316	1,760,167	1,760,167
2023	819,647	23,194	-	842,841	15,954	15,954
2024	2,682,021	39,116	-	2,721,137	15,954	15,954
2025 a 2027	662,021	163,172	-	825,193	45,301	45,301
2028 a 2029	618,459	365	-	618,824	29,842	29,842
Total	29,565,702	367,120	362,240	30,295,062	5,540,873	5,540,873

25.          Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousand of reais	2019	2018	2017

Accrued expenses and deferred income (1)	5,038,011	3,193,291	3,036,374
Transactions in transit (3)	785,418	925,336	980,501
Provision for payment of variable remuneration	317,539	260,739	270,626
Liabilities for insurance contracts	1,901,801	1,797,167	1,587,603
Other (2)	2,878,175	2,918,615	2,138,817
Total	10,920,944	9,095,148	8,013,921

(1) Corresponds, mainly, to payments to be made - personnel expenses.

(2) Includes credits for funds to be released, such as Administratives expenses, amounts due to associates and suppliers.

(3) Includes mainly the amounts to transfer to the credit card companies (resources in transit) and amount to release referred to the real estate credits.

26.          Other Comprehensive Income

The balances of Other Comprehensive Income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the Consolidated Statement of Changes in Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts attributable to subsidiaries, investments in associates and joint ventures are presented, on a line by line basis, in the appropriate items based on their nature.

It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Other Comprehensive Income as follows:

- Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this heading, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another heading.

- Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

- Amounts transferred to the initial carrying amount of hedged objects: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other transfers: This includes the amount of the transfers made in the year between the various Other Comprehensive Income items.

In the Consolidated Statements of Comprehensive Income the amounts in "Other Comprehensive Income" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate heading, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Financial assets measured at fair value through other comprehensive income

a.1) Financial assets measured at fair value through other comprehensive income

Other Comprehensive Income – Financial assets measured at fair value through other comprehensive income includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Financial assets measured at fair value through other comprehensive income (IFRS 9) on December 31, 2019 is as follows:

Thousand of reais	2019
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	7.251.721	(3.952.558)	3.299.163	95.961.823
Private-sector debt securities	824.294	(778.175)	46.119	1.104
Total	8.076.015	(4.730.733)	3.345.282	95.962.927

Thousand of reais	2018
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	3.917.451	(1.608.673)	2.308.778	85.395.136
Private-sector debt securities	1.546.895	(1.863.092)	(316.197)	555
Total	5.464.346	(3.471.765)	1.992.581	85.395.691

a.2) Financial assets - available-for-sale

Other Comprehensive Income – Financial assets measured at fair value through other comprehensive income includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income – available-for-sale (IAS 39) on December, 31, 2017 is as follows:

Thousand of reais	2017
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	1.616.486	(6.942)	1.609.544	79.462.303
Private-sector debt securities	10.694	(2.227)	8.467	5.254.444

Equity instruments
Domestic	230.722	(35.159)	195.563	1.106.637
Of which:
Listed	156.236	(5.322)	150.914	965.547
Unlisted	74.486	(29.837)	44.649	141.090
Total	1.857.902	(44.328)	1.813.574	85.823.384

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

b) Cash flow hedges

Other Comprehensive Income—Cash flow hedges includes the gains or losses attributable to hedge instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect them (see Note 8).

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Incomes—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations. In 2017 this hedge was discontinued (Note 8.a5).

Other Comprehensive Income—Exchange differences includes the net amount of the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (Note 2.a).

27.          Non-controlling interests

"Non-controlling interests" refer to the net equity value attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of the annual profit attributed to the subsidiaries.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousand of reais	2019	2018	2017

Santander Leasing S.A. Arrendamento Mercantil	447	447	395
Getnet S.A.	-	249,007	206,105
Olé Consignado S.A.	271,078	116,967	82,432
Banco PSA Finance Brasil S.A.	131,222	155,399	147,295
Banco Hyundai Capital	7,245	7,015	-
Rojo Entretenimento S.A.	148,589	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (Current name of Ipanema Empreendimentos e Participações Ltda.)	-	1,155	667
Total	558,581	529,990	436,894

Thousand of reais	2019	2018	2017

Profit attributable to non-controlling interests	224,518	213,300	213,984
Of which:
Santander Leasing S.A. Arrendamento Mercantil	3	25	48
Getnet S.A.	3,962	55,518	48,842
Olé Consignado S.A.	199,332	138,527	53,286
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	-	-	92,365
BW Guirapá S.A.	-	-	(776)
Banco PSA Finance Brasil S.A.	15,887	17,914	19,884
Rojo Entretenimento S.A.	230	166	-
Banco Hyundai Capital	2,520	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (Current name of Ipanema Empreendimentos e Participações Ltda.)	2,584	1,150	335

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousand of reais	2019		2018		2017

Balance at beginning of year	529,990	-	436,894	-	725,504
Additions / disposals (net) due to change in the scope of consolidation (1) (2)	51,073		6,849		(660,230)
Incorporation / Acquisition (4)	-		-		296,184
Dividends paid / Interest on Capital	(92,734)		(60,936)		(133,641)
Capital increase (3)	100,000		48,000		-
Profit attributable to non-controlling interests	224,518		213,300		213,984
Transition Adjustments to the amendments to the IAS 19	-		-		(1,790)
Update PUT Olé Consignado S.A.	(240,000)		(106,440)		-
Others	(14,266)		(7,677)		(3,117)
Balance at end of year	558,581		529,990		436,894

(1)  In 2017, it mainly refers to the participation of non-controlling shareholders of BW Guirapá. In 2019, it refers mainly to Banco Hyundai Capital, which was consolidated using the equity method.

(2)  In 2017, it mainly refers to the balance of non-controlling interests of Santander Corretora de Seguros.Increase in the share capital of Olé Consignado.

(3)  In 2019 and 2018, it refers to the capital increase of Olé Consignado.

(4)   In 2017, it mainly refers to the balance of non-controlling interests of Santander Corretora de Seguros, before the merger events (Note 3).

28.           Stockholders’ equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand of shares
	2019			2018
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	90,069	115,785	205,854	82,043	107,699	189,742
Foreign residents	3,728,626	3,564,051	7,292,677	3,736,652	3,572,137	7,308,789
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(16,702)	(16,702)	(33,404)	(13,317)	(13,317)	(26,634)
Total outstanding	3,801,993	3,663,134	7,465,127	3,805,378	3,666,519	7,471,897

	Thousand of shares
	2017
	Common	Preferred	Total
Brazilian residents	66,207	91,779	157,986
Foreign residents	3,752,488	3,588,057	7,340,545
Total shares	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(5,845)	(5,845)	(11,690)
Total outstanding	3,812,850	3,673,991	7,486,841

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend. The amount of R $ 7,800,000 in dividends and interest on own capital paid in February 2020, is recorded under the caption of other obligations - social and statutory (R $ 4,800,000 in 2018);

	2019
	Thousand of reais	Real per Thousand Shares / Units
		Common	Preferred	Units

Interest on Capital (1) (6)	1,000,000	127.5853	140.3438	267.9291
Interest on Capital (2) (6)	1,000,000	127.6399	140.4039	268.0438
Interest on Capital (3) (6)	1,000,000	127.6610	140.4271	268.0881
Interest on Capital (4) (6)	1,010,000	128.9673	141.8641	270.8314
Interim Dividends (5) (6)	6,790,000	867.0180	953.7197	1,820.7377
Total	10,800,000

(1) Established by the Board of Directors in March 29, 2019, Common Shares - R$108.4475, preferred - R$119.2922 e Units - R$227.7397 net of taxes and was paid in May 28, 2019, without any remuneration for monetary indexation.

(2) Established by the Board of Directors in June 28, 2019, Common Shares - R$108.4939, preferred - R$119.3433 e Units - R$227.8373 net of taxes and was paid in July 31, 2019, without any remuneration for monetary indexation.

(3) Deliberated by the Board of Directors on September 30, 2019, common - R$108.5119, preferred - R$119.3631 and Units - R$227.8749 net of taxes and were paid on October 30, 2019, without any remuneration monetary indexation.

(4) Deliberated by the Board of Directors on December 27, 2019, common - R$109.6222, preferred - R$120.5844 and Units - R$230.2067 net of taxes that will be paid in February 2020, without any monetary indexation.

(5) Deliberated by the Board of Directors on December 27, 2019, that was paid in February 21, 2020, without any monetary indexation.

(6) The amount of dividends and interest on equity will be fully charged to the minimum mandatory dividends to be distributed by the Bank for the year 2019.

	2018
	Thousand of reais	Real per Thousand Shares / Units
		Common	Preferred	Units

Interest on Capital (1) (6)	600,000	76.3304	83.9634	160.2938
Interim Dividends (2) (6)	600,000	76.4956	84.1451	160.6407
Interest on Capital (3) (6)	600,000	76.4985	84.1484	160.6469
Interest on Capital (4) (6)	2,880,000	367.4149	404.1564	771.5713
Interim Dividends (5) (6)	1,920,000	244.9433	269.4376	514.3809
Total	6,600,000

(1) Established by the Board of Directors in March 27, 2018, Common Shares -  R$ 64.8808, preferred - R$71.3689 and Units - R$ 136.2497 net of taxes, and was paid on April 26, 2018 without any compensation as monetary indexation.

(2) Established by the Board of Directors in June 26, 2018, was paid on July 27, 2018 without any compensation as monetary indexation.

(3) Established by the Board of Directors in September 28, 2018, common - R$ 65.0237, preferred - R$ 71.5261 and Units - R$ 136.5498 net of taxes and paid on October 26, 2018, without any compensation as monetary indexation.

(4) Established by the Board of Directors in December 28, 2018, common - R$ 312.3027, preferred - R$ 343.5329 and Units - R$ 655.8356 net of taxes and paid on February 26, 2019, without any compensation as monetary indexation.

(5) Deliberated by the Board of Directors on December 28, 2018 and paid as of February 26, 2019, without any monetary indexation.

(6) The amount of dividends and interest on shareholders' equity will be fully charged to the minimum mandatory dividends to be distributed by the Bank for the financial year 2018.

	2017
	Thousand of reais	Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on Capital (1) (6)	500,000	63.3780	69.7158	133.0938
Interest on Capital (2) (6)	500,000	63.5280	69.8808	133.4088
Interest on Capital (3) (6)	500,000	63.5917	69.9509	133.5426
Interim Dividends (4) (6)	2,500,000	318.2994	350.1293	668.4287
Interest on Capital (3) (5)	2,300,000	292.8354	322.1190	614.9544
Total	6,300,000

(1) Established by the Board of Directors in April 2017, common - R$ 53.8713, preferred - R$ 59.2584 and Units - R$ 113.1297 net of taxes. They were paid as of May 26, 2017, without any monetary restatement.

(2) Established by the Board of Directors in July 2017, common - R$ 53.9988, preferred - R$ 59.3987 and Units - R$ 113.3975 net of taxes. They were paid as of August 25, 2017, without any monetary restatement.

(3) Established by the Board of Directors in September 2017, common - R$ 54.0530, preferred - R$ 59.4583 and Units - R$ 113.5113 net of taxes. They were paid as of October 26, 2017, without any monetary indexation.

(4) Deliberated by the Board of Directors in December 2017. They were paid on February 26, 2018, without any monetary indexation.

(5) Deliberated by the Board of Directors in December 2017, common - R $ 248.9101, preferred - R$ 273.8011 and Units - R$ 522.7112 net of taxes. They were paid on February 26, 2018, without any monetary indexation.

(6) The amount of interest on own capital and interim dividends will be fully charged to the mandatory dividends for the 2017 financial year.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for equalization dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

In the meeting held on November 1, 2019, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 5, 2019, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,256,072 Units, representing 37,256,072 common shares and 37,256,072 preferred shares, which, on December 31, 2019, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2019, the Bank held 15,843,587 common shares and 15,843,587 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 5, 2019, and will expire on November 4, 2020.

	2019	2018	2017
	Quantity	Quantity	Quantity
	Units	Units	Units
Treasury shares at beginning of the period	13,317	1,773	25,786
Shares Acquisitions	6,465	15,816	12,768
Cancellation of Shares (2)	-	-	(32,276)
Payment - Share-based compensation	(3,080)	(4,272)	(4,505)
Treasury shares at end of the period	16,702	13,317	1,773
Balance of Treasury Shares in thousand of reais	$679,364	$460,550	$148,246
Emission Costs in thousands of Reais	$1,771	$882	$194
Balance of Treasury Shares in thousands of reais	$681,135	$461,432	$148,440

Cost/Share Price	Units	Units	Units
Minimum cost (1)	$7.55	$7.55	$7.55
Weighted average cost (1)	$32.10	$28.59	$24.41
Maximum cost (1)	$49.55	$43.84	$32.29
Share Price	$42.60	$42.70	$31.88

(1)  Considering since the beginning of operations on the stock exchange.

(2)  At the EGM held on September, 18, 2017, it was approved the cancellation of 64,551,366 treasury shares (equivalent to 32,276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nominatives and without value which represent the Banco Santander´s capital.

Additionally, in the year ended December 31, 2019, treasury shares were sold, that resulted in a gain of R$5,796 (2018 - loss of R$15,868 and 2017 - loss of R$2.498) recorded directly in equity in capital reserves.

29.          Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2019	2018	2017

Profit attributable to the Parent	16,406,932	12,582,477	8,924,064

Earnings per share (Brazilian Reais)
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	2,094.83	1,604.34	1,133.43
Preferred shares	2,304.32	1,764.78	1,246.77
Net Profit attributable - Basic (Brazilian Reais)
Common shares	7,965,194	6,108,349	4,332,026
Preferred shares	8,441,738	6,474,128	4,592,038

Weighted average shares outstanding - Basic
Common shares	3,802,303	3,807,386	3,822,057
Preferred shares	3,663,444	3,668,527	3,683,145

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2019	2018	2017

Profit attributable to the Parent	16,406,932	12,582,477	8,924,064

Earnings per share (Brazilian Reais)
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	2,094.83	1,604.34	1,132.44
Preferred shares	2,304.32	1,764.78	1,245.69
Net Profit attributable - Basic (Brazilian Reais)
Common shares	7,965,194	6,108,349	4,331,955
Preferred shares	8,441,738	6,474,128	4,592,109

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,802,303	3,807,386	3,686,401
Incremental shares from stock options granted under Stock Option Plan - Units (1)	-	-	3,257

Preferred shares	3,663,444	3,668,527	3,686,401
Incremental shares from stock options granted under Stock Option Plan - Units (1)	-	-	3,257

(1) The exercise period of the SOP 2013 Long Term Incentive Plan purchase option ended in June 2018. The Bank does not have stock-based compensation plans in force (Note 40) and consequently has no anti-dilution items.

30.          Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). These are composed by exotic derivatives.

Trading Financial Assets, Other financial assets at fair value on through income statement, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market.

Level 2: When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified at level 2 of the fair and compound securities hierarchy, mainly by Government Bonds (mainly NTN-A), committed and Cancelable LCI and in a less liquid market than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, the valuation (primarily swaps and options) usually uses observable market data, such as: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments aforementioned, it is used the Black-Scholes Model (exchange rate options, interest rate options; caps and floors) and the present value method (discount of future values by market curves).

Level 3: Derivatives not traded in the stock exchange and that do not have an observable data in a active market were classified as

Level 3. These are composed by exotic derivatives.

Below are the valuation carachteristics considered for the main financial instruments classified as Level 3.

Category	Type Asset/Liability	Valuation technique	Main unobservable inputs
Linear derivatives	Coupon Fra	BMF Closing Prices	Currency Coupon rate - long term
	Inflation Swap	Discounted cash flow	IGPM Coupon rate
	Interest Rate Swap	Discounted cash flow	Pre-fixed rates – long term
Non linear derivatives	Equities Options	Black&Scholes	Implicit volatility- long term
	Inflation Options	Black&Scholes	IPCA Implicit volatility- long term
	Interest Rate Options	Black&Scholes	IDI Implicit volatility- long term
	Currency Options	Black&Scholes	USD/BRL Implicit volatility- long term
Cash	Pension Plan Liability	Actuarial Model	IGPM Coupon rate
	Private Bonds	Discounted cash flow	Discount rate ("Yields")
	Public Bonds	Discounted cash flow	NTN-C and TDA Discount rate ("Yields")
Put options	Put Options	Discounted cash flow	Growth and Discount rates

The new Banco Santander´s policy related to instrument classification in the fair value hierarchy existing since September/2018, introduced detailed procedures about the instrument classification process. Definitions were included related to instruments, risk factors and deadlines as well as observability degree of market prices and its importance in the fair value measurement model. The application of such definitions since December 2019 resulted in reclassifications of certain financial instruments, as shown in the section “Changes of Fair Value Level 3”.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended December 31, 2019, 2018 and 2017, classified based on several measurement methods adopted by the Bank to determine their fair value:

Thousand of reais		2019
	Level 1 (1)	Level 2	Level 3	Total

Financial Assets Measured At Fair Value Through Profit Or Loss	975,393	28,739,507	2,627,405	32,342,305
Debt instruments	975,393	132,277	2,627,405	3,735,075
Equity instruments	-	28,607,230	-	28,607,230
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	35,057,803	21,247,552	715,548	57,020,903
Debt instruments	33,028,333	1,726,441	130,857	34,885,631
Equity instruments	2,029,470	-	-	2,029,470
Derivatives	-	19,521,111	584,691	20,105,802
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	143,077	627	27,749	171,453
Loans and advances to customers	-	-	-	-
Equity instruments	143,077	627	27,749	171,453
Other Financial Assets At Fair Value Through Profit Or Loss	-	-	-	-
Debt instruments	-	-	-	-
Financial Assets Measured At Fair Value Through Other Comprehensive Income	93,555,527	1,612,741	951,966	96,120,234
Debt instruments	93,531,617	1,612,741	818,569	95,962,927
Equity instruments	23,910	-	133,397	157,307
Hedging derivatives (assets)	-	339,932	-	339,932
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	45,499,913	564,757	46,064,670
Derivatives	-	21,664,260	564,757	22,229,017
Short positions	-	23,835,653	-	23,835,653
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	3,719,416	1,600,000	5,319,416
Other Financial Liabilities	-	3,719,416	1,600,000	5,319,416
Hedging derivatives (liabilities)	-	200,961	-	200,961

Thousand of reais			2018
	Level 1		Level 2		Level 3	Total

Financial Assets Measured At Fair Value Through Profit Or Loss	2,660,859		40,540,054		510,887	43,711,800
Debt instruments	2,660,859		-		510,887	3,171,746
Equity instruments	-		40,540,054		-	40,540,054
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	49,855,112		17,626,932		1,370,270	68,852,314
Debt instruments	49,094,924		432,910		538,635	50,066,469
Equity instruments	757,843		8,490		-	766,333
Derivatives	2,345		17,185,532		831,635	18,019,512
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	142,732		619,798		154,947	917,477
Loans and advances to customers	-		619,180		-	619,180
Equity instruments	142,732		618		154,947	298,297
Other Financial Assets At Fair Value Through Profit Or Loss	-		-		-	-
Debt instruments	-	-	-	-	-	-
Financial Assets Measured At Fair Value Through Other Comprehensive Income	83,283,924		1,442,797		709,956	85,436,677
Debt instruments	83,253,117		1,442,797		699,777	85,395,691
Equity instruments	30,807		-		10,179	40,986
Hedging derivatives (assets)	-		343,934		-	343,934
Financial Liabilities Measured At Fair Value Through Profit Or Loss	32,697,510		17,600,024		641,458	50,938,992
Derivatives	1,833		17,600,024		641,458	18,243,315
Short positions	32,695,677		-		-	32,695,677
Hedging derivatives (liabilities)	-		223,520		-	223,520

Thousand of reais			2017
	Level 1		Level 2		Level 3	Total

Financial assets held for trading	34,380,542		18,059,034		-	52,439,576
Debt instruments	33,891,360		988,321		-	34,879,681
Equity instruments	489,182		588		-	489,770
Derivatives	-		17,070,125		-	17,070,125
Financial assets designated at fair value through profit or loss	1,593,951		64,738		33,368	1,692,057
Debt instruments	1,593,951		64,738		-	1,658,689
Equity instruments	-		-		33,368	33,368
Financial assets - available-for-sale	79,301,016		6,382,225		140,143	85,823,384
Debt instruments	78,335,629		6,381,118		-	84,716,747
Equity instruments	965,387		1,107		140,143	1,106,637
Hedging derivatives (assets)	-		192,763		-	192,763
Financial liabilities held for trading	32,808,392		16,514,154		-	49,322,546
Derivatives	-		16,514,154		-	16,514,154
Short positions	32,808,392		-		-	32,808,392
Hedging derivatives (liabilities)	-		163,332		-	163,332

Movements in fair value of Level 3

The following tables demonstrate the movements during 2019, 2018 and 2017 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

Thousand of reais	Fair value 2018	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions / Settled	Impact of IFRS 9	Fair value 2019

Financial Assets Measured At Fair Value Through Profit Or Loss	510,887	290,773	1,700,499	125,246	-	2,627,405
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	1,370,270	238,632	(1,031,076)	137,722	-	715,548
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	154,947	(101,541)	-	(25,657)	-	27,749
Financial Assets Measured At Fair Value Through Other Comprehensive Income	709,956	253,803	291	(12,084)	-	951,966
Financial Liabilities Measured At Fair Value Through Profit Or Loss	641,458	190,813	(586,346)	318,832	-	564,757

Thousand of reais	Fair value 2017	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions / Settled	Impact of IFRS 9	Fair value 2018

Financial Assets Measured At Fair Value Through Profit Or Loss	33,368	60,887	-	445,991	(29,359)	510,887
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	-	(181,355)	1,264,576	246,051	40,998	1,370,270
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	(7,280)	-	-	162,227	154,947
Financial Assets Measured At Fair Value Through Other Comprehensive Income	140,143	47,773	645,708	-	(123,668)	709,956
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	115,212	710,219	(183,973)	-	641,458

Thousand of reais		Fair value 2016	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions / Settled	Fair value 2017

Financial assets designated at fair value through profit or loss		37,509	(2,555)	-	(1,586)	33,368
Financial assets - available-for-sale		951,612	18,474	-	(829,943)	140,143

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined on the basis of changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, since these credit swaps better reflect the market risk assessment for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total value of changes in fair value not attributable to changes in the underlying interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset. In 2018, there were no significant changes between the fair value categories due to changes in credit risk.

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on December 31, 2019, 2018 and 2017:

Thousand of reais				2019
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 4)	15,249,515	15,249,515	-	15,249,515	-
Financial Assets Measured At Amortized Cost:
Loans and amounts due from credit institutions (note 5)	109,233,128	109,233,128	-	109,233,128	-
Loans and advances to customers (note 9)	326,699,480	327,278,243	-	-	327,278,243
Financial Assets Measured At Amortized Cost - Debt instruments (note 6)	38,748,296	39,678,192	5,378,791	7,858,612	26,440,789
Total	489,930,419	491,439,078	5,378,791	132,341,255	353,719,032

Thousand of reais				2018
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 4)	15,228,491	15,269,809	-	15,269,809	-
Financial Assets Measured At Amortized Cost:
Loans and amounts due from credit institutions (note 5)	79,607,001	79,607,197	-	79,607,197	-
Loans and advances to customers (note 9)	301,702,207	303,495,240	-	-	303,495,240
Financial Assets Measured At Amortized Cost - Debt instruments (note 6)	36,799,509	38,927,356	9,766,162	29,161,194	-
Total	433,337,208	437,299,602	9,766,162	124,038,200	303,495,240

Thousand of reais				2017
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 4)	33,831,521	33,914,021	-	33,914,021	-
Investments Held-to-Maturity (note 6)	10,214,454	10,587,117	7,251,246	3,335,871	-
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	65,209,902	65,209,902	-	65,209,902	-
Loans and advances to customers (note 9)	272,420,157	275,647,324	-	-	275,647,324
Loans and receivables - Debt instruments (note 6)	17,616,515	17,127,511	-	17,127,511	-
Total	399,292,549	402,485,875	7,251,246	119,587,305	275,647,324

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on  December 31 , 2019, 2018 and 2017:

Thousand of reais				2019
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	98,586,389	98,605,373	-	98,605,373	-
Customer deposits (note 17)	336,514,597	336,593,455	-	336,593,455	-
Marketable debt securities (note 18)	73,702,474	73,889,348	-	10,205,065	63,684,284
Subordinated liabilities (note 19)	10,175,961	10,175,961	-	10,175,961	-
Other financial liabilities (note 21)	60,885,370	60,885,370	-	-	60,885,370
Total	579,864,790	580,149,506	-	455,579,853	124,569,654

Thousand of reais				2018
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Centrals banks (note 16)	98,716,735	98,713,988	-	98,713,988	-
Customers (note 17)	285,344,281	285,417,696	-	285,417,696	-
Marketable debt securities (note 18)	74,626,232	74,783,289	-	4,599,204	70,184,085
Subordinated liabilities (note 19)	9,885,607	9,853,157	-	9,853,157	-
Debt Instruments Eligible to Compose Capital (note 20)	9,779,944	9,782,373	-	9,782,373	-
Other financial liabilities (note 21)	49,782,780	49,782,780	-	-	49,782,780
Total	528,135,579	528,333,283	-	408,366,418	119,966,865

Thousand of reais				2017
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Centrals banks (note 16)	79,068,604	79,068,564	-	-	79,068,564
Customers (note 17)	258,482,156	258,576,177	-	-	258,576,177
Marketable debt securities (note 18)	70,247,012	70,245,820	-	2,000,552	68,245,268
Subordinated liabilities (note 19)	519,230	528,799	-	-	528,799
Debt Instruments Eligible to Compose Capital (note 20)	8,436,901	8,436,901	-	8,436,901	-
Other financial liabilities (note 21)	44,260,735	43,003,735	-	-	43,003,735
Total	461,014,638	459,859,996	-	10,437,453	449,422,543

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from clients – Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the average interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to highlight that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Client deposits  – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Debt and Subordinated Securities and Debt Instruments Eligible to Compose Capital  – The fair value of long-term loans were estimated by cash flow discounted  at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 2.e.

31.          Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution nº 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by CMN Resolution nº 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5%, including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

As a continuation the adoption of the rules established  by CMN Resolution nº 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution nº 4,280/2013.The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

	Financial Conglomerate
Thousand of reais	2019 (1)	2018 (1)	2017 (1)
Tier I Regulatory Capital	66,481,661	61,476,715	56,386,001
Principal Capital	61,389,509	56,581,518	52,196,893
Supplementary capital	5,092,153	4,895,197	4,189,108
Tier II Regulatory Capital	5,083,808	4,887,175	4,250,447
Regulatory Capital (Tier I and II)	71,565,469	66,363,890	60,636,448
Credit Risk (1)	407,786,238	358,955,592	324,696,458
Market Risk (2)	20,235,208	39,231,773	25,857,109
Operational Risk	47,965,481	42,375,554	32,579,126
Total RWA (3)	475,986,927	440,562,919	383,132,693
Basel I Ratio	13.97	13.95	14.72
Basel Principal Capital	12.90	12.84	13.62
Basel Regulatory Capital	15.04	15.06	15.83

(1)  Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2)  Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3)  Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.            .

32.          Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, regardless the fair value measurement; and the rectifications of income as a result of hedge accounting. Interest is recognized through its gross value, without deducting any tax withheld at source.

The breakdown of the main items of interest and similar charges accrued in 2019, 2018 and 2017 is as follows:

Thousand of reais	2019	2018	2017

Cash and balances with the Brazilian Central Bank	3,827,648	5,095,828	5,953,765
Loans and advances - Credit institutions	3,843,798	2,977,670	5,107,355
Loans and advances - Customers	50,406,078	46,471,507	44,507,217
Debt instruments	13,528,096	13,629,167	13,456,802
Pension Plans (Note 22.b)	27,353	-	-
Other interest	1,208,087	2,304,221	2,393,210
Total	72,841,060	70,478,393	71,418,349

33.          Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, regardless the fair value measurement; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2019, 2018 and 2017 is as follows:

Thousand of reais	2019	2018	2017

Credit institutions deposits	4,866,357	5,367,471	3,782,781
Customer deposits	14,965,958	13,576,866	19,490,807
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	5,138,306	4,606,949	7,901,199
Subordinated liabilities (note 19)	-	25,336	52,984
Debt Instruments Eligible to Compose Capital (note 20)	659,715	604,216	495,188
Pension Plans (note 22.b)	342,068	343,137	292,628
Other interest (1)	2,547,549	4,033,076	4,456,273
Total	28,519,953	28,557,051	36,471,860

(1)  It is mainly composed of Expenses with Interest on Repo Agreements

34.          Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousand of reais	2019	2018	2017

Equity instruments classified as:
Financial assets held for trading	-	-	18,458
Financial Assets Measured At Fair Value Through Profit Or Loss	13,398	27,047	-
Financial assets - available-for-sale	-	-	64,662
Financial Assets Measured At Fair Value Through Other Comprehensive Income	5,535	5,576	-
Total	18,933	32,623	83,120

35.          Fee and commission income

The heading “Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2019	2018	2017

Collection and payment services:
Bills	1,143,229	1,070,258	970,293
Demand accounts	2,554,559	2,311,925	2,156,384
Cards (Credit and Debit) and Acquiring Services	6,620,708	5,854,503	4,985,306
Checks and other	188,249	169,872	172,718
Orders	720,521	622,405	471,763
Total	11,227,266	10,028,962	8,756,464

Marketing of non-Banking financial products:
Investment funds	725,494	717,924	819,748
Insurance	3,120,471	2,975,661	2,414,478
Capitalization plans	829,852	402,859	363,516
Total	4,675,817	4,096,444	3,597,742

Securities services:
Securities underwriting and placement	721,793	448,914	513,727
Securities trading	186,847	137,617	114,015
Administration and custody	401,310	41,794	191,987
Asset management	2,291	2,173	2,353
Total	1,312,241	630,497	822,082

Other:
Foreign exchange	968,270	934,801	742,676
Financial guarantees	650,241	708,819	672,801
Other fees and commissions	1,558,623	1,328,928	1,223,778
Total	3,177,134	2,972,549	2,639,255

Total	20,392,458	17,728,452	15,815,543

36.          Fee and commission expense

Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2019	2018	2017

Commissions assigned to third parties (1)	3,639,239	2,364,119	1,975,379
Other fees and commissions	1,040,066	1,232,174	1,118,296
Total	4,679,306	3,596,293	3,093,675

(1)  Composed, mainly, by credit cards.

37.          Gains or losses on financial assets and liabilities

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousand of reais	2019	2018		2017

Financial Assets Held For Trading (1)	-	-	-	1,174,111
Financial Assets Measured At Fair Value Through Profit Or Loss	252,253	(138,673)		-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading (1)	2,391,080	(2,764,859)		-
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	11,501	61,239		-
Other Financial Assets At Fair Value Through Profit Or Loss (2)	-	-		30,694
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(57,522)	(138,104)		(122,115)
Financial Assets available-for-sale
Debt instruments	(46,136)	(111,750)		(156,802)
Equity instruments	(11,386)	(26,354)		34,687
Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	(134,767)	197,595		(113,600)
Total	2,462,545	(2,782,802)		969,090

(1) Includes the exchange hedge of the Bank’s interest in Cayman (note 24).

(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

38.          Exchange differences (net)

Exchange differences" demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Thousand of Reais	2019	2018	2017

Revenue with Exchange variations	23,622,963	12,752,765	24,008,382
Expenses with Exchange Variations	(26,411,500)	(15,559,237)	(23,403,326)
Total	(2,788,537)	(2,806,471)	605,056

39.          Other operating income and expenses

The breakdown of "Other operating income (expense)" is as follows:

Thousand of reais	2019	2018	2017

Other operating income	591,125	556,715	896,279
Other operating expense	(1,351,568)	(1,281,764)	(1,259,338)
Contributions to fund guarantee of credit - FGC	(347,276)	(330,801)	(308,954)
Total	(1,107,719)	(1,055,850)	(672,013)

40.          Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousand of reais	2019	2018	2017
Wages and salaries	5,876,328	5,812,688	5,713,702
Social security costs	1,276,620	1,404,537	1,381,229
Benefits	1,491,485	1,387,078	1,309,314
Defined benefit pension plans (note 22)	10,917	8,939	20,081
Contributions to defined contribution pension plans	131,885	131,388	87,099
Share-based compensation	88,248	58,050	87,293
Training	66,215	62,756	58,338
Other personnel expenses	386,016	340,571	280,222
Total	9,327,714	9,206,007	8,937,278

b) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions. These amounts are recorded under Other liabilities (Note 25) and personnel expenses (Note 40.a).

b.1) Local Program

Those are the compensation long-term programs and their characteristics.

Vesting Period
Program	Plan	Liquidity Type		Period of Exercise/Settlement
Local	Long-Term Incentive Plan - Private Ultra High (1)	Money	Apr/2017 to Dec/19	In March/2020 and March/2021
Global	Global Long-Term – ILP CRDIV - Granted 2015 (2) (3)	Santander Global Group Shares	2015 to 2018	In 2019/2020
Local	Long-Term Incentive Plan – Technology	Santander Brasil Bank Shares	Jul/2019 to Jun/2022	In July/2022
Local	Long-Term Incentive Plan – Pi Investments	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Local	Long-Term Incentive Plan – Ben'	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023

(1) It aims at the growth and profitability of the Private business and the recognition of the Participant's contribution.

(2) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's evolution in this indicator with that of the main global competitors.

(3) The Plans do not cause dilution of the Bank's share capital, since they are paid in shares of Banco Santander Spain. In April 2019, the type of settlement of the Global grant programs 2015 was changed to cash.

Fair Value and Parameters for Performance for Actuality Plans

Each participant has a target reference in Reais and the exact amount of the bonus will be determined by the measurement of the following performance indicators, with payments made in two installments: the first in March 2020 and the second in March 2021.

Indicators - Phase 1 (Reference Value)

• BAI of 2017.

Indicators - Phase 2 (Calculation of Cash Incentive)

• BAI - 50% (Benefit Indicator before Private Ultra High Segment Taxes);

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

In December 2018, the provision recorded for the local long-term incentive plan - Private Ultra High was reversed due to the probability of non-compliance with the acquisition condition related to the performance target. Management followed the performance parameter of the plan until December 2019. The amount of the expense with the provision related to this plan recorded in 2017 was R $ 2,935.

i.              Long-Term Incentive Plan – Technology

This is a retention plan for key positions where the participant must remain active during the term of the plan in order to be entitled to receive it.

Each executive had a target in Reais, which was converted to Santander Brasil shares (SANB11) at the price of R$ 44,66, which will be delivered in July/2022, with lockup of 1 year.

Payment is subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in the event of non-compliance with internal regulations and exposure to excessive risk.

	Number of Shares	Granted Year	Employees	Date of Commencement of the Period	Date of Expiry of Period
ILP Technology	123,158	2019	Executives	Jul-19	Jun-22
Delivered shares	-	2019	Executives	Jul-19	Jun-22
Canceled shares	-	2019	Executives	Jul-19	Jun-22
Balance Plans on December 31, 2019	123,158

ii.             Long-Term Incentive Plan – Pi Investments

The agreed values of the ILP for each participant will be obtained based on determination of the achievement of indicators in two moments: 2020 and 2021.

Indicators 2020	Indicators 2021
Active Clients - Clients with average monthly balance	Active Clients - Clients with average monthly balance
Clients Base (AuM) - Distributed volume including balance account	Clients Base (AuM) - Distributed volume including balance account
Revenue 2020	Revenue 2021
BAI (Indicador de Lucro antes do Imposto)

This is a retention plan for key positions where the participant must remain active until the payment date.

Payment will be made in SANB11 shares, 50% in March / 2022 and 50% in March / 2023, with lockup of 1 year after each payment and subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in case of non-compliance with internal regulations and exposure to excessive risks.

iii.             ILP Ben

The agreed values of the ILP for each participant will be obtained based on determination of the achievement of indicators in two moments: 2020 and 2021.

Indicators
Number of Corporate Clients
Number of Personal Clients
Number of Accredited Establishments
Revenue
BAI (Earnings before Tax indicator)

This is a retention plan for key positions where the participant must remain active until the payment date.

Payment will be made in SANB11 shares, 50% in March / 2022 and 50% in March / 2023, with lockup of 1 year after each payment and subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in case of non-compliance with internal regulations and exposure to excessive risks.

b.2) Global Program

In 2019, were not recognized daily pro-rata expenses (2018 - R$5,726 e 2017 – R$4,797), for total plans of the Global Program.

b.3) Variable Remuneration based in shares

In the long-term incentive plan (deferral), the requirements for payment of future deferred installments of variable remuneration are determined, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The Banco Santander variable remuneration plan is divided into 2 programs: (i) Identified Collective and (ii) Unidentified Collective.

a) Collective Identified - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, 50% indexed by 100% of CDI and 50% in shares (SANB11). On the exercise ended on December 31, 2019, was recorded loss amounted to R$98,441 (2018 - R$50,896 and 2016 - R$81,838), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed by 100% of CDI. On the year ended on December 31, 2019, there were expense of R$104,068 (2018 - R$74,871 and 2016  - R$124,926).

41.          Other general administrative expenses

a) Breakdown

The detail of other general administrative expenses is as follows:

Thousand of reais	2019	2018	2017

General maintenance expenses	748,196	1,330,549	1,284,490
Technology maintenance expenses	2,058,619	1,786,416	1,364,720
Advertising	712,855	621,645	617,563
Communications	472,873	457,323	593,272
Per diems and travel expenses	140,016	127,277	106,956
Taxes other than income tax	112,012	88,977	122,570
Surveillance and cash courier services	630,585	617,129	630,466
Insurance premiums	34,778	29,434	27,289
Specialized and technical services	2,172,566	2,089,614	1,901,056
Technical reports	360,990	359,468	370,546
Others specialized and technical services	1,811,577	1,730,146	1,530,510
Other administrative expenses (1)	531,312	437,767	534,935
Total	7,613,812	7,586,131	7,183,317

(1) In December 31, 2019, includes mainly Data Processing Expenses in the balance of R$2.392 (2018 – R$67.724 and 2017 - R$73.664), Service Expenses in the balance of R$2.172 (2018 - revenue of R$26.852 and 2017 - R$87.199), Expenses with Benefit Guarantor Fund - FGB R$53.548 (2018 – R$34.996 and 2017 - R$5.334), Interest on Own Capital R$0 (2018 – R$38.006 and 2017 - R$20.826) and Recovery of Charges and Expenses R$97.426 (2018 – R$92.408 and 2017 – R$89.409).

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail are as follows:

Millions of Reais	2019	2018	2017

Audit of the annual financial statements of the companies audited by external audit (1)(2) (constant scope of consolidation)	25.2	19.9	17.5

Audit Related	0.1	0.5	3.9
Others	0.3	0.1	1.3
Total	25.6	20.5	22.7

(1) In 2019, it includes R $ 1.9 and R $ 1.8 referring to the audit work for the 2017 and 2018 fiscal year. In 2017, includes R$2.3 million, referred to the audit work of 2016 fiscal year.

The approximate value of taxes according to law 12,741/2012 totaled R$3,6 million (2018 - R$2,9 million e 2017 - R$3,7million).

Services provided by other audit firms totaled R$1,2 million (2018 - R$1,3 million e 2017 - R$13,2 million).

42.          Gains or losses on non financial assets and investments, net

The breakdown of the balance of this item is as follows:

Thousand of reais	2019	2018	2017

Gains	55,709	11,627	1,798
Tangible and intangible assets	55,709	11,627	1,798
Losses	(45,063)	(37,103)	(66,100)
Tangible and intangible assets	(45,063)	(37,103)	(13,719)
Investments (1)	-	-	(52,381)
Total	10,646	(25,476)	(64,302)

(1) In 2017, includes the amount of R$41,999 related to the sale of BW Guirapá I S.A.

43.          Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

On December 31, 2019, revenue of R$10 million is mainly comprised of an expense of R$16 million with the constitution of a provision for losses on other values and assets, net of the reversal of the provision for loss of recoverable value of properties, constitution of a provision for losses on other values and assets and revenue of R$34 million resulting from the sale of assets received in the credit recovery processes with customers, and on December 31, 2018, mainly includes R$104 million in revenue from the reversal of provision for loss of recoverable value of properties, constitution of provision for losses on other values and assets and a R$78 million result on the sale of assets received in the credit recovery processes with customers and on December 31, 2017 mainly includes R$272 million of provisions for devaluations on properties, based on appraisal reports prepared by external consultants the specialized.

44.          Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its clients to improve their credit standing and allow them to compete The following table summarizes at December 31, 2019, 2018 and 2017 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be considered as a loss if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

Thousand of reais	2019	2018	2017

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	41,870,332	39,081,803	40,729,544
Financial guarantees	29,397,344	27,216,418	37,007,057
Performance guarantees	1,009,367	907,856	486,091
Financial letters of credit	11,387,788	10,860,425	3,110,918
Other	75,833	97,104	125,478
Other contingent exposures	2,442,235	3,178,671	1,915,492
Documentary Credits	2,442,235	3,178,671	1,915,492
Total Contingent Liabilities	44,312,567	42,260,474	42,645,036

Commitments
Loan commitments drawable by third parties (1)	125,876,671	122,652,229	106,913,219
Total Commitments	125,876,671	122,652,229	106,913,219

Total	170,189,238	164,912,704	149,558,255

(1) Includes the approved limits and unused overdraft, credit card and others.

Financial guarantees are provided to Bank´s clients in respect of their obligations to third parties. The Bank has the right to seek reimbursement from the clients for any amount it shall have to pay under such guarantee. Additionally, the Bank may hold cash or other highly liquid collateral for these guarantees.

These guarantees are subject to the same credit evaluation performed on the origination of loans.

The Bank´s expectation is that many of these guarantees to expire without the need of cash disbursement in advance. Therefore, in the ordinary course of business, the Bank expects that these guarantees will have virtually no impact on its liquidity.

Performance guarantees are issued to guaranteed clients obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments draw able by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by Banks´s clients.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and monitoring standards. The guarantees granted on behalf of Bank´s clients are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned clients is checked as well as the probability of those guarantees to be executed. In case that any doubt on the client’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

The provision for losses on the non-recovery guarantees and other securities (Note 9.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.i.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$285,218 (2018 - R$330,018 e 2017 - R$446,143)

b) Off-balance funds under management

Banco Santander has under its management investment funds for which it does not hold any substantial participation interests and does not act as principal over the funds, and it does not own any shares of such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal (Note 2.w).

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

Thousand of reais	2019	2018	2017

Funds under management	2,034,999	1,896,689	1,747,623
Managed Funds	230,199,261	200,366,261	188,728,634
Total	232,234,260	202,262,950	190,476,257

c) Third-party securities held in custody

On December 31, 2019, the Bank held in custody debt securities and equity instruments totaling R$27,283,548 (2018 - R$34,040,742 e 2017 - R$40,459,429) entrusted to it by third parties.

d) Residual maturity

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

							2019
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	6,549,535	13,577,829	-	-	-	-	20,127,364
Debt instruments	7,747,516	1,174,094	22,926,088	45,058,398	35,118,355	61,307,480	173,331,930
Equity instruments	-	-	-	-	-	2,358,229	2,358,229
Loans and amounts due from credit institutions	69,135,371	1,943,291	21,064,571	14,525,161	2,411,265	153,469	109,233,128
Loans and advances to customer	9,451,762	84,839,695	43,180,508	89,624,089	34,092,967	65,510,459	326,699,480
Derivatives	6,806,370	1,893,308	2,649,730	3,546,082	1,950,678	3,599,566	20,445,734
Total	99,690,554	103,428,217	89,820,897	152,753,730	73,573,265	132,929,202	652,195,865

							2019
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	390,626	16,584,181	49,097,816	25,655,631	4,877,076	2,666,086	99,271,415
Customer deposits(1)	69,048,756	130,872,214	76,244,908	43,395,748	16,923,318	29,654	336,514,597
Marketable debt securities (1)	-	10,675,356	695,071	37,268,809	3,900,484	21,162,755	73,702,474
Debt Instruments Eligible to Compose Capital	-	170,939	-	10,005,022	-	-	10,175,961
Other financial liabilities	10,334	24,360,724	14,509,911	16,678,725	4,717	1,542	55,565,954
Short positions	-	4,748,545	1,554,274	1,256,416	3,747,700	12,528,718	23,835,653
Derivatives	6,776,746	4,345,286	406,383	4,696,823	2,502,040	3,702,699	22,429,977
Total	76,226,461	191,757,244	142,508,363	138,957,174	31,955,334	40,091,454	621,496,030
Difference (assets less liabilities)	23,464,093	(88,329,027)	(52,687,466)	13,796,556	41,617,931	92,837,748	30,699,835

							2018
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	31,323,554	392,791	-	-	-	-	31,716,345
Debt instruments	27,402	51,255,820	25,903,428	13,186,253	26,367,903	58,692,609	175,433,415
Equity instruments	839,620	34,420	231,576	-	-	-	1,105,616
Loans and amounts due from credit institutions	57,528,022	8,449,138	844,658	12,739,730	11,371	34,082	79,607,001
Loans and advances to customer	-	111,595,396	75,100,836	63,043,973	21,397,689	29,934,313	301,072,207
Derivatives	-	13,815,791	1,240,161	1,114,446	1,074,875	1,118,173	18,363,446
Total	89,718,598	185,543,356	103,320,659	90,084,402	48,851,838	89,779,177	607,298,030

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	1,139	55,872,675	18,564,342	19,850,530	2,598,172	2,135,948	99,022,806
Customer deposits(1)	65,241,618	102,942,180	76,987,570	42,399,934	16,624,469	2,029	304,197,800
Marketable debt securities(1)	-	11,104,594	26,741,036	22,479,019	5,854,091	8,447,492	74,626,232
Subordinated liabilities	9,885,607	-	-	-	-	-	9,885,607
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,779,944	9,779,944
Other financial liabilities	66,265	31,566,995	35,648	18,086,272	-	27,600	49,782,780

Financial liabilities held for trading:
Short positions	206,423	-	1,139,847	31,349,407	-	-	32,695,677
Derivatives	-	7,639,956	7,723,730	1,069,718	604,593	1,428,838	18,466,835
Total	75,401,052	209,126,400	131,192,173	135,234,880	25,681,325	21,821,851	598,457,681
Difference (assets less liabilities)	14,317,546	(23,583,044)	(27,871,514)	(45,150,478)	23,170,513	67,957,326	8,840,349

							2017
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	20,642,321	13,482,432	-	-	-	-	34,124,753
Debt instruments	609,220	1,887,278	21,978,394	31,669,850	19,379,308	45,731,067	121,255,117
Equity instruments	66,187	124,304	305,073	842,090	-	292,121	1,629,775
Loans and amounts due from credit institutions	38,137,344	15,235,629	182,721	10,382,061	18,166	1,253,981	65,209,902
Loans and advances to customer	31,065,824	70,301,530	61,286,539	63,375,203	17,796,364	28,594,697	272,420,157
Derivatives	-	426,577	1,034,248	9,470,073	4,357,636	1,974,354	17,262,888
Total	90,520,896	101,457,750	84,786,975	115,739,277	41,551,474	77,846,220	511,902,592

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	394,396	21,636,392	44,696,680	6,797,838	2,717,941	3,131,438	79,374,685
Customer deposits(1)	64,512,105	103,511,031	48,339,761	42,494,421	17,176,009	8,814	276,042,141
Marketable debt securities(1)	-	14,315,305	35,636,549	17,923,372	1,491,866	879,920	70,247,012
Subordinated liabilities	-	-	519,230	-	-	-	519,230
Debt Instruments Eligible to Compose Capital	-	114,104	-	-	-	8,322,797	8,436,901
Other financial liabilities	11,710,943	30,985,465	1,537,689	26,638	-	-	44,260,735
Financial liabilities held for trading:
Short positions	-	-	466,000	8,960,806	7,476,079	15,905,507	32,808,392
Derivatives	-	769,619	975,945	8,244,193	4,239,198	2,448,531	16,677,486
Total	76,617,444	171,331,916	132,171,854	84,447,268	33,101,093	30,697,007	528,366,582
Difference (assets less liabilities)	13,903,452	(69,874,166)	(47,384,879)	31,292,009	8,450,381	47,149,213	(16,463,990)

(1) Includes obligations which may be subject to early payment, being: demand and time deposits, repurchase agreements with clients, LCI and LCA.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated financial statements, based on the nature of the related items, are as follows:

Equivalent Value in Thousand of Reais	2019		2018		2017
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and reserves at the Central Bank of Brazil	15,359,225	-	6,947,282	-	126,022	-
Financial asset/liabilities for trading	-	-	-	-	626,101	2,982,336
Financial ssets/liabilities measured at fair value through profit or loss held for trading	3,349,879	3,210,360	1,211,296	101,833	-	-
Available-for-sale financial assets	-	-	-	-	11,665,952	-
Financial assets measured at fair value through other comprehensive income	20,386,034	-	7,049,727	-	-	-
Loans and receivables	-	-	-	-	18,703,454	-
Financial assets/liabilities measured at amortized cost	68,996,884	44,140,284	17,912,203	35,567,194	-	36,306,000
Total	108,092,022	47,350,644	33,120,508	35,669,027	31,121,529	39,288,336

f) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases.

The total of the future minimum payments of non-cancellable operating leases is shown below:

	2019	2018	2017

Up to 1 Year	651.207	670.553	624.424
Between1 to 5 Years	1.492.289	1.435.970	1.545.101
More than 5 Years	147.125	167.868	288.420
	2.290.621	2.274.391	2.457.945

Additionally, Banco Santander has contracts without maturity date, totaling R$918 (2018 - R$674) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in 2019 fiscal year were R$700,958 (2018 - R$683,011).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

g) Contingent assets

On December 31, 2019, 2018 and 2017 no contingent assets were recorded.

45.          Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a)  that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s Management responsible to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which different financial information are available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank has two segments, the commercial (except for the Corporate Banking business managed globally using the Global Relationship Model) and the Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

The Bank operates in Brazil and abroad, through the Cayman branch, Luxembourg branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

Thousand of reais	2019

Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	42,043,774	2,277,333	44,321,107
Income from equity instruments	4,864	14,069	18,933
Income from companies accounted for by the equity method	149,488	-	149,488
Net fee and commission income	13,923,272	1,789,880	15,713,152
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,541,343)	1,215,351	(325,992)
Other operating expense (net)	(1,069,052)	(38,668)	(1,107,720)
TOTAL INCOME	53,511,003	5,257,965	58,768,968
Personnel expenses	(8,554,254)	(773,460)	(9,327,714)
Other administrative expenses	(7,139,828)	(473,984)	(7,613,812)
Depreciation and amortization	(2,297,010)	(94,847)	(2,391,857)
Provisions (net)	(3,668,709)	(12,877)	(3,681,586)
Impairment losses on financial assets (net)	(13,423,361)	53,455	(13,369,906)
Impairment losses on non-financial assets (net)	(73,216)	(58,219)	(131,435)
Other non-financial gains (losses)	20,489	-	20,489
OPERATING PROFIT BEFORE TAX (1)	18,375,114	3,898,033	22,273,147
Currency Hedge(1)	1,264,279	-	1,264,279
ADJUSTED OPERATING INCOME BEFORE TAX (1)	19,639,393	3,898,033	23,537,426

Thousand of reais	2018

Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	39,390,512	2,530,830	41,921,342
Income from equity instruments	9,974	22,649	32,623
Income from companies accounted for by the equity method	65,958	-	65,958
Net fee and commission income	12,537,112	1,595,047	14,132,159
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(6,752,093)	1,162,820	(5,589,273)
Other operating expense (net)	(965,466)	(90,384)	(1,055,850)
TOTAL INCOME	44,285,998	5,220,961	49,506,959
Personnel expenses	(8,404,198)	(801,809)	(9,206,007)
Other administrative expenses	(7,186,035)	(400,096)	(7,586,131)

Depreciation and amortization	(1,637,484)	(102,475)	(1,739,959)
Provisions (net)	(1,947,578)	(52,026)	(1,999,604)
Impairment losses on financial assets (net)	(12,419,979)	(293,456)	(12,713,435)
Impairment losses on non-financial assets (net)	(450,201)	(58,109)	(508,310)
Other non-financial gains (losses)	156,258	-	156,258
OPERATING PROFIT BEFORE TAX (1)	12,396,779	3,512,992	15,909,771
Currency Hedge(1)	5,867,320	-	5,867,320
ADJUSTED OPERATING INCOME BEFORE TAX (1)	18,264,099	3,512,992	21,777,091

Thousand of reais	2017

Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	32,392,239	2,554,250	34,946,489
Income from equity instruments	83,120	-	83,120
Income from companies accounted for by the equity method	71,551	-	71,551
Net fee and commission income	11,261,952	1,459,916	12,721,868
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(25,628)	1,599,774	1,574,146
Other operating expense (net)	(640,522)	(31,491)	(672,013)
TOTAL INCOME	43,142,712	5,582,449	48,725,161
Personnel expenses	(8,166,562)	(770,716)	(8,937,278)
Other administrative expenses	(7,011,740)	(171,577)	(7,183,317)
Depreciation and amortization	(1,560,465)	(101,782)	(1,662,247)
Provisions (net)	(3,190,388)	(118,851)	(3,309,239)
Impairment losses on financial assets (net)	(11,232,902)	(1,105,398)	(12,338,300)
Impairment losses on non-financial assets (net)	(435,960)	(20,751)	(456,711)
Other non-financial gains (losses)	(324,385)	-	(324,385)
OPERATING PROFIT BEFORE TAX (1)	11,220,310	3,293,374	14,513,684
Currency Hedge(1)	809,694	-	809,694
ADJUSTED OPERATING INCOME BEFORE TAX (1)	12,030,004	3,293,374	15,323,378

(1) Includes, in the Commercial Bank, the currency hedge of the investment in dollars (a strategy to mitigate the tax effects and the variation of the exchange rate of offshore investments on net income), the result of which is recorded under “on financial assets and liabilities "fully offset in the line of Taxes.

	2019
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	677,139,468	85,097,984	762,237,452
Loans and advances to customers	259,644,994	67,054,486	326,699,480
Customer deposits	253,313,187	83,201,410	336,514,597

	2018
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	646,128,672	77,736,335	723,865,007
Loans and advances to customers	236,792,060	64,280,147	301,072,207
Customer deposits	227,689,079	76,508,721	304,197,800

	2017
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	580,090,402	65,612,637	645,703,039
Loans and advances to customers	217,539,344	54,880,813	272,420,157
Customer deposits	225,926,433	50,115,708	276,042,141

46.          Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

a) Key-person management compensation

The Board of Directors' meeting, held on March 27, 2019  approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$400,000 for the 2019 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting (ESM) held on April 26, 2019.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousand of reais	2019	2018	2017

Fixed Compensation	89,518	90,580	83,633
Variable Compensation - in cash	70,816	48,526	42,718
Variable Compensation - in shares	80,832	34,155	34,567
Others (1)	46,937	54,494	11,919
Total Short-Term Benefits	288,103	227,755	172,837
Variable Compensation - in cash	92,704	31,797	31,268
Variable Compensation - in shares	102,046	30,060	34,455
Total Long-Term Benefits	194,750	61,857	65,723
Total (2)	482,853	289,612	238,560
(1) In the first half of 2018, the Management of Banco Santander decided to carry out an early initiative, which was practiced by the Bank's liberality.

(2) R$310,688 refers to the amount recognized as an expense for the year ended December 31, 2019 (2018 – R$114,588) and R$172,165 refers to deferred expense from previous years approved on each respective year (2018 – R$175,024), by Banco Santander and its subsidiaries to their Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate. The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods.

Additionally, in the exercise ended on December 31, 2019, withholding taxes were collected on management compensation in the amount of R$33,912 (2018 - R$36,356 and 2017 - R$30,713).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries; and

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2019, 2018 and 2017:

	2019
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,526	0.1%	2,533	0.1%	5,059	0.1%
Directors (*)	4,525	0.1%	4,524	0.1%	9,049	0.1%
Others	355,722	9.3%	383,519	10.4%	739,241	9.9%
Total	3,801,993	99.6%	3,663,133	99.5%	7,465,126	99.6%
Treasury shares	16,702	0.4%	16,702	0.5%	33,404	0.4%
Total	3,818,695	100.0%	3,679,835	100.0%	7,498,530	100.0%
Free Float (2)	358,248	9.4%	386,053	10.5%	744,301	9.9%

	2018
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,986	0.1%	2,987	0.1%	5,973	0.1%
Directors (*)	3,930	0.1%	3,930	0.1%	7,860	0.1%
Others	359,242	9.4%	387,045	10.5%	746,287	9.9%
Total	3,805,378	99.7%	3,666,519	99.6%	7,471,897	99.6%
Treasury shares	13,317	0.3%	13,317	0.4%	26,634	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	362,228	9.5%	390,032	10.6%	752,260	10.0%

	2017
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,551	0.1%	3,556	0.1%	7,107	0.1%
Administrators (*)	4,016	0.1%	4,016	0.1%	8,032	0.1%
Others	366,063	9.6%	393,862	10.7%	759,925	10.1%
Total	3,812,850	99.8%	3,673,991	99.8%	7,486,841	99.8%
Treasury shares	5,845	0.2%	5,845	0.2%	11,690	0.2%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	369,614	9.7%	397,418	10.8%	767,032	10.2%

(1) Companies of the Santander Spain Group.

(2) Composed by Employees, Qatar Holding and other.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander in Brazil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brazil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Shareholder.

d) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

Beginning in 2018, transactions and balances with key management personnel are shown. The main transactions and balance are as follows:

Thousand of reais	2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	5,294,152	4,387,013	874,668
Financial assets for trading	(763,547)	-	(113,931)
Banco Santander, S.A. – Espanha	(763,547)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(113,931)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	5,896,120	-	70,261
Banco Santander Espanha (3) (4)	5,896,120	-	-
Banco Santander Totta, S.A. (2)	-	-	7,921
Bank Zachodni (2)	-	-	94
Santander UK plc	-	-	16,701
Banco Santander, S.A. – México (2)	-	-	45,545
Loans and advances to customers	912	20,367	884,696
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	814,320
Zurich Santander Brasil Seguros S.A. (5)	-	-	58,778
Webmotors S.A.	-	20,367	-
Banco Santander Espanha (1)	912	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	169
Key Management Personnel (8)	-	-	11,284
Loans and other values with credit institutions(1)	86,638	4,365,518	192
Banco Santander – Espanha	86,638	-	-
Banco RCI Brasil S.A.	-	4,365,518	-
Santander Global Technology, S.L., SOCI	-	-	192
Other Assets	74,029	1,128	28,476
Banco Santander – Espanha	74,029	-	-
Banco RCI Brasil S.A.	-	1,128	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	28,476
Guarantees and Limits	-	-	4,974
Key Management Personnel (8)	-	-	4,974

Liabilities	(17,105,753)	(169,103)	(1,529,828)
Deposits of Brazil Central Bank and deposits of credit institutions	(42,060)	(167,017)	(20,571)
Banco Santander, S.A. – Espanha	(42,060)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(20,571)
Banco RCI Brasil S.A.	-	(167,017)	-
Securities	-	-	(89,074)
Key Management Personnel	-	-	(89,074)
Customer deposits	-	(2,086)	(1,008,416)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	(199,934)
Santander Brasil Gestão de Recursos Ltda	-	-	(332,916)
Webmotors S.A.	-	(2,082)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(404,427)
Santander Brasil Asset (2)	-	-	(16,762)
Key Management Personnel	-	-	(36,104)
Others	-	(4)	(18,273)
Other financial liabilities - Dividends and interest on capital Payable	(6,874,602)	-	(12,226)
Banco Santander Espanha	(1,067,623)	-	-
Grupo Empresarial Santander, S.L. (1)	(2,177,207)	-	-
Sterrebeeck B.V. (1)	(3,629,772)	-	-
Banco Madesant	-	-	(1,948)

Key Management Personnel (7)	-	-		(10,278)
Other Payables	(13,130)	-		(399,541)
Banco Santander Espanha	(13,130)	-		-
Santander Brasil Asset (2)	-	-		(7,203)
Santander Securities Services Brasil DTVM S.A.	-	-		(5,066)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-		(21,219)
Key Management Personnel	-	-		(357,249)
Others	-	-		(8,804)
Debt Instruments Eligible to Compose Capital	(10,175,961)	-		-
Banco Santander Espanha	(10,175,961)	-		-

Thousand of Reais	2018
	Parent (1)	Joint-controlled companies		Other Related-Party (2)

Assets	8,169,537	3,112,734		1,381,770
Financial assets for trading - Derivatives net	(72,815)	205,337		266,027
Banco Santander, S.A. – Espanha	(72,815)	-		-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-		266,027
Banco RCI Brasil S.A.	-	205,337		-
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,194,590	-		146,988
Banco Santander Espanha (3) (5)	8,194,590	-		-
Banco Santander Totta, S.A. (2)	-	-		7,883
Abbey National Treasury Services Plc (2)	-	-		87,260
Bank Zachodni (2)	-	-		193
Santander UK plc	-	-		46,615
Banco Santander, S.A. – México (2)	-	-		5,037
Loans and advances to customers	347	-		966,462
Zurich Santander Brasil Seguros e Previdência S.A.	-	-		913,875
Zurich Santander Brasil Seguros S.A.	-	-		45,851
Banco Santander Espanha (1)	347	-		-
Isban Mexico, S.A. de C.V.	-	-		122
Gesban Servicios Administrativos Globales, S.L.	-	-		23
Santander Brasil Gestão de Recursos Ltda	-	-		169
Santander Securities Services Brasil Participações S.A. (2)	-	-		927
Key Management Personnel	-	-		5,495
Loans and other values with credit institutions(1)	15,143	2,905,947		2,293
Banco Santander – Espanha	15,143	-		-
Banco RCI Brasil S.A.	-	2,905,947		-
BHJV Assessoria e Consultoria em Gestão Empresarial LTDA	-	-		10
Produban Brasil Tecnologia	-	-		2,091
Santander Global Technology, S.L., SOCI	-	-		192
Other Assets	32,272	1,450		-
Banco Santander Espanha	32,272	-		-
Banco RCI Brasil S.A.	-	1,450		-

Liabilities	(23,166,005)	(38,380)	-	(2,975,342)
Deposits of Brazil Central Bank and deposits of credit institutions	(107,084)	(36,871)		(1,410,619)
Banco Santander Espanha (4)	(107,084)	-		-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-		(1,151,399)
Banco Santander Río S.A. (2)	-	-		(259,220)
Banco RCI Brasil S.A.	-	(36,871)		-
Securities obligations	-	-		(96,133)
Key Management Personnel	-	-		(96,133)
Customer deposits	-	(1,509)		(1,134,675)
Santander Securities Services Brasil Participações S.A. (2)	-	-		(58,968)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-		(234,249)
Gestora de Inteligência de Crédito	-	-		(190,674)
Santander Brasil Gestão de Recursos Ltda	-	-		(126,988)
Webmotors S.A.	-	(1,509)		-
Santander Securities Services Brasil DTVM S.A.	-	-		(427,209)
Santander Brasil Asset (2)	-	-		(18,639)
Key Management Personnel	-	-		(37,889)
Others	-	-		(40,059)
Other financial liabilities - Dividends and interest on capital Payable	(3,922,473)	-		(5,544)
Banco Santander Espanha	(609,159)	-		-

Grupo Empresarial Santander, S.L. (1) (2)	(1,242,259)	-	-
Sterrebeeck B.V. (1) (2)	(2,071,055)	-	-
Banco Madesant (2)	-	-	(1,112)
Key Management Personnel	-	-	(4,432)
Other Payables	(9,603)	-	(424,504)
Banco Santander – Espanha	(9,603)	-	-
Santander Brasil Asset	-	-	(14,476)
Santander Securities Services Brasil DTVM S.A.	-	-	(4,291)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(16,924)
Key Management Personnel	-	-	(381,292)
Others	-	-	(7,521)
Debt Instruments Eligible to Compose Capital	(19,126,845)	-	-
Banco Santander Espanha	(19,126,845)	-	-

Thousand of Reais	2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	8,214,739	1,214,312	926,994
Financial assets for trading - Derivatives net	(173,065)	-	(74,873)
Banco Santander Espanha	(173,065)	-	-
Abbey National Treasury Services Plc (2)	-	-	(71,672)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(3,201)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,363,038	-	76,009
Banco Santander Espanha (3) (5)	8,363,038	-	-
Banco Santander Totta, S.A. (2)	-	-	2,733
Abbey National Treasury Services Plc (2)	-	-	71,751
Bank Zachodni (2)	-	-	177
Banco Santander, S.A. – México (2)	-	-	1,348
Loans and advances to customers	132	9,661	925,858
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	925,835
Abbey National Treasury Services Plc (2)	-	-	23
Banco Santander Espanha (1)	132	-	-
Webmotors S.A.	-	9,661	-
Loans and other values with credit institutions(1)	23,896	1,203,032	-
Banco Santander Espanha	23,896	-	-
Banco RCI Brasil S.A.	-	1,203,032	-
Other Assets	738	1,619	-
Banco Santander Espanha	738	-	-
Banco RCI Brasil S.A.	-	1,619	-

Liabilities	(12,360,383)	(57,221)	(2,107,677)
Deposits of Brazil Central Bank and deposits of credit institutions	(387,937)	(47,423)	(1,862,058)
Banco Santander Espanha (4)	(387,937)	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(300,074)
Santander Brasil Asset	-	-	(16,766)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,543,752)
Banco Santander, S.A. – Uruguay (2)	-	-	(1,466)
Banco RCI Brasil S.A.	-	(47,423)	-
Customer deposits	-	(9,798)	(222,473)
ISBAN Brasil S.A. (2)	-	-	(20,893)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(71,947)
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.) (2)	-	-	(34,410)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(55,935)
Santander Brasil Gestão de Recursos Ltda	-	-	(32,334)
Webmotors S.A.	-	(9,798)	-
Others	-	-	(6,954)
Other financial liabilities - Dividends and interest on capital Payable	(3,992,820)	-	(1,132)
Banco Santander Espanha	(620,264)	-	-
Grupo Empresarial Santander, S.L. (1) (2)	(1,264,470)	-	-
Sterrebeeck B.V. (1) (2)	(2,108,086)	-	-
Banco Madesant (2)	-	-	(1,132)
Other Payables	(2,050)	-	(22,014)
Banco Santander – Espanha	(2,050)	-	-
Santander Brasil Asset	-	-	(69)
ISBAN Brasil S.A. (2)	-	-	237

Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	(905)
Santander Securities Services Brasil DTVM S.A.	-	-	6,762
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(27,748)
Others	-	-	(291)
Debt Instruments Eligible to Compose Capital	(7,977,576)	-	-
Banco Santander Espanha	(7,977,576)	-	-

(*) All loans and other amounts with related parties were made in the ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) In December 31, 2019, refers to the cash of R$1,089,578 (2018 - R$1,515,437 e 2017 - R$587,531).

(4) On December 31, 2019,  include foreign currency investments (overnight applications) due on January 2, 2019 in the amount of R$4,111,489 (2018 - R$6,583,716 e 2017 - R$7,384,335) and interest of 1.53% p.a held at Santander Brasil EFC, Banco Santander Brasil and its Grand Cayman Branch.

(5) Significant influence of Banco Santander Espanha.

(6) Of the total dividends resolved in 2019, R$13,553 is allocated to the Key Management Personnel, remaining to pay the provisioned amount.

(7) The balance with key management personnel refers to operations contracted before the term of the mandates.

Thousand of Reais	2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(1,458,386)	226,141	1,254,022
Interest and similar income - Loans and amounts due from credit institutions	109,530	218,661	630
Banco Santander Espanha	109,530	-	-
Banco RCI Brasil S.A.	-	218,661	-
Key Management Personnel	-	-	630
Guarantees and Limits	-	-	24
Key Management Personnel	-	-	24
Interest expense and similar charges - Customer deposits	-	(25)	(27,433)
Santander Brasil Gestão de Recursos Ltda	-	-	(16,387)
Gestora de Inteligência de Crédito	-	-	(3,275)
Webmotors S.A.	-	(25)	-
Key Management Personnel	-	-	(7,747)
Others	-	-	(24)
Interest expense and similar charges - Deposits from credit institutions	(174)	(3,375)	(96,579)
Banco Santander – Espanha	(174)	-	-
Banco RCI Brasil S.A. (6)	-	(3,375)	-
SAM Brasil Participações	-	-	(37)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(67,821)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(27,595)
Santander Asset Management, S.A. SGIIC.	-	-	(1,126)
Fee and commission income (expense)	2,310	10,418	2,635,325
Banco Santander – Espanha	2,310	-	-
Banco RCI Brasil S.A. (6)	-	10,201	-
Banco Santander International	-	-	35,294
Webmotors S.A.	-	217	-
Zurich Santander Brasil Seguros S.A.	-	-	231,920
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,356,596
Key Management Personnel	-	-	343
Others	-	-	11,172
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(724,169)	462	44,858
Banco Santander, S.A. – Espanha	(724,169)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(598)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(2,297)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	43,858
Key Management Personnel	-	-	168
Others	-	462	3,727
Administrative expenses and Amortization	(153,332)	-	(1,283,788)
Banco Santander, S.A. – Espanha	(153,332)	-	-
ISBAN Chile S.A.	-	-	(28)
Aquanima Brasil Ltda.	-	-	(32,032)
TECBAN - Tecnologia Bancaria Brasil	-	-	(345,610)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(49,241)
Santander Global Technology, S.L., SOCI	-	-	(336,952)
Key Management Personnel	-	-	(482,852)
Others	-	-	(37,073)

Others Administrative expenses - Donation	-	-	(19,015)
Fundação Santander	-	-	(1,615)
Instituto Escola Brasil	-	-	(1,300)
Fundação Sudameris	-	-	(16,100)
Debt Instruments Eligible to Compose Capital	(692,551)	-	-
Banco Santander Espanha (2)(8)	(692,551)	-	-

Thousand of Reais	2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(972,799)	192,889	1,323,622
Interest and similar income - Loans and advances to customers	272,500	273,332	1,541
Key Management Personnel	-	-	461
Interest and similar income - Loans and amounts due from credit institutions	136,250	136,666	1,080
Banco Santander Espanha	136,250	-	-
Banco RCI Brasil S.A. (6)	-	136,666	-
Abbey National Treasury Services Plc	-	-	157
Cibrasec	-	-	923
Interest expense and similar charges - Customer deposits	-	(92)	(23,146)
ISBAN Brasil S.A.	-	-	(90)
Santander Brasil Gestão de Recursos Ltda	-	-	(8,329)
Santander Cultural	-	-	(36)
Gestora de Inteligência de Crédito	-	-	(5,743)
Webmotors S.A.	-	(92)	-
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.)	-	-	(215)
Key Management Personnel	-	-	(8,707)
Others	-	-	(27)
Interest expense and similar charges - Deposits from credit institutions	(6,889)	(5,871)	(134,896)
Banco Santander – Espanha	(6,889)	-	-
Banco RCI Brasil S.A. (6)	-	(5,871)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(26,378)
SAM Brasil Participações	-	-	(47)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(102,928)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(4,442)
Santander Asset Management, S.A. SGIIC.	-	-	(1,101)
Fee and commission income (expense)	6,213	32,960	2,653,014
Banco Santander – Espanha	6,213	-	-
Banco RCI Brasil S.A. (6)	-	31,981	-
Banco Santander International	-	-	30,789
Webmotors S.A.	-	979	-
Zurich Santander Brasil Seguros S.A.	-	-	300,868
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,302,295
Key Management Personnel	-	-	355
Others	-	-	18,707
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(680,903)	29,226	(199,985)
Banco Santander, S.A. – Espanha	(680,903)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(210,324)
Abbey National Treasury Services Plc	-	-	(17,726)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	1,312
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	40,305
Banco RCI Brasil S.A. (6)	-	29,226	-
Key Management Personnel	-	-	239
Others	-	-	(13,791)
Administrative expenses and Amortization	-	-	(952,432)
ISBAN Brasil S.A.	-	-	(14,210)
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.)	-	-	(33,567)
ISBAN Chile S.A.	-	-	(24)
Aquanima Brasil Ltda.	-	-	(30,021)
TECBAN - Tecnologia Bancaria Brasil	-	-	(313,433)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(46,884)
Santander Global Technology, S.L., SOCI	-	-	(175,466)
Key Management Personnel	-	-	(289,612)
Others	-	-	(49,216)
Others Administrative expenses - Donation	-	-	(20,013)
Santander Cultural	-	-	(2,748)

Fundação Santander	-	-	(1,330)
Fundação Sudameris	-	-	(15,935)
Debt Instruments Eligible to Compose Capital	(427,470)	-	-
Banco Santander Espanha (2)(8)	(427,470)	-	-

Thousand of Reais	2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	389,663	126,781	1,210,444
Interest and similar income - Loans and amounts due from credit institutions	87,217	87,381	1,417
Banco Santander Espanha	87,217	-	-
Banco RCI Brasil S.A. (6)	-	87,381	-
Abbey National Treasury Services Plc	-	-	879
Cibrasec	-	-	538
Interest expense and similar charges - Customer deposits	-	(4,486)	(41,026)
ISBAN Brasil S.A.	-	-	(2,145)
Santander Securities Services Brasil Participações S.A.	-	-	(6,190)
Santander Brasil Gestão de Recursos Ltda	-	-	(6,636)
Santander Securities Services Brasil DTVM S.A	-	-	(24,344)
Santander Cultural	-	-	(69)
Webmotors S.A.	-	(4,486)	-
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(1,547)
Others	-	-	(95)
Interest expense and similar charges - Deposits from credit institutions	(13,038)	(3,026)	(113,569)
Banco Santander – Espanha	(13,038)	-	-
Banco RCI Brasil S.A. (6)	-	(3,026)	-
SAM Brasil Participações	-	-	(95)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(112,211)
Santander Asset Management, S.A. SGIIC.	-	-	(1,263)
Fee and commission income (expense)	(5,099)	14,999	2,453,179
Banco Santander – Espanha	(5,099)	-	-
Banco RCI Brasil S.A. (6)	-	14,996	-
Banco Santander International	-	-	20,480
Webmotors S.A.	-	3	-
Zurich Santander Brasil Seguros S.A.	-	-	295,508
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,134,755
Others	-	-	2,436
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	592,919	31,913	(39,534)
Banco Santander, S.A. – Espanha	592,919	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(79,480)
Abbey National Treasury Services Plc	-	-	23,843
Banco RCI Brasil S.A. (6)	-	31,913	-
Santander Securities Services Brasil DTVM S.A.	-	-	(26,102)
Santander Investment Securities Inc.	-	-	(13,492)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	52,981
Zurich Santander Brasil Seguros S.A.	-	-	1,788
Others	-	-	928
Administrative expenses and Amortization	(50,271)	-	(1,028,750)
Banco Santander, S.A. – Espanha	(50,271)	-	-
ISBAN Brasil S.A.	-	-	(337,161)
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.)	-	-	(242,191)
ISBAN Chile S.A.	-	-	(23)
Aquanima Brasil Ltda.	-	-	(25,638)
TECBAN - Tecnologia Bancaria Brasil	-	-	(262,046)
Produban Servicios Informaticos Generales, S.L.	-	-	(46,494)
Ingeniería de Software Bancario, S.L.	-	-	(70,385)
Santander Securities Services Brasil DTVM S.A.	-	-	(42,603)
Others	-	-	(2,209)
Others Administrative expenses - Donation	-	-	(21,273)
Santander Cultural	-	-	(3,513)
Fundação Santander	-	-	(1,837)
Instituto Escola Brasil	-	-	(873)
Fundação Sudameris	-	-	(15,050)
Debt Instruments Eligible to Compose Capital	(222,065)	-	-

Banco Santander Espanha (2)(8)	(222,065)	-	-

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

(3) Refers the profit on disposal of the company MS Participações.

(4) Refers the profit on disposal of the company Santander Brasil Asset Management.

(5) Refers the profit on disposal of the company Santander Securities Services Brasil DTVM S.A.
47.          Risk management

Risk management at Banco Santander is based on the following principles:

A. Independence of the management activities related to the business;

B. Involvement of the Senior Management in decision-making;

C. Consensus in the decision making on credit operations between the Risk and Business departments;

D. Collegiate decision-making, which includes the branch network, aiming to encourage diversity of opinions and avoiding the attribution of individual decisions;

E. The use of statistical tools to estimate default, which includes internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

F. Global approach, which an integrated treatment of risk factors in the business departments and the concept of economic capital as a consistent metric for risk undertaken and for business management;

G. Common management tools

H. Organizational structure

I. Scopes and responsibilities

J. Risk limitation

K. Recognition

L. Effective information channel

M. Maintenance of a medium-low risk profile, and low volatility by:

• The portfolio diversification, limiting concentration in clients, groups, sectors, products or geographically speaking; the complexity level of market operations reduction; the analysis of social and environmental risks of businesses and projects financed by the bank; continuous follow up to prevent the portfolios from deteriorating.

• Policies and procedures definition that are part of the Regulatory Framework Risk, which regulates the risk activities and processes. They follow the instructions of the Board of Directors, the regulations of the BACEN in order to protect the capital and ensure business' profitability.

At Banco Santander, the risk management and control process is structured using as reference the framework defined at corporate level and described according to the following phases:

I. Adaptation of corporate management frameworks and policies that reflect Banco Santander’s risk management principles.

Within this regulatory framework, the Corporate Risk Management Framework, regulates the principles and standards governing Banco Santander´s risk activities, based on the corporate organization and a management models, meeting the necessary regulatory requirements for credit management.

The organizational model comprises the management map, which defines the risk function and governance, and the regulatory framework itself.

II. Identification of risks through the constant review and monitoring of exposures, the assessment of new products, businesses and deals (singular transactions);

III. Risks measurement using methods and models periodically tested.

IV. Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Banco Santander management.

V. Implementation of a risk control system which checks, on a daily basis, the degree to which the Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (aforementioned) already in use at Banco Santander are in different stages of maturity regarding the level of implementation and use in the Bank. For wholesale segment, these techniques are in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing were already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

VI. Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by client and transaction, making it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

VII. Economic capital, as a homogeneous measurement of the assumed risk and the basis for the measurement of the performance management.

VIII. RORAC, used both as a transaction pricing tool in the whole sale segment (more precisely in global ranking and markets - bottom-up approach) as for in the analysis of portfolios and units (top-down approach).

IX. VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

X. Scenario analysis and stress testing to supplement the analysis market and credit risk in order to assess the impact of alternative scenarios, even over provisions and capital.

a) Corporate Governance of the Risk Function

The structure of Banco Santander’s Risk Committee is defined while respecting local legal and regulatory environment.

Its main responsibilities are:

A. Integrate and adapt the Bank's risk to local level, further than the risk management strategy, tolerance level and predisposition to the risk, previously approved by the executive committee and board of directors, all matched with corporate standards of Banco Santander Spain;

B. Approve the proposals, operations and limits of clients and portfolio;

C. Regularly monitor all the risks inherent to the business, proving if your profile is adequate to what was established in the risk appetite.

D. Authorize the use of management tools and local risk models and being aware of the result of their internal validation.

E. Keeping updated, assessing and monitoring any observations and recommendations periodically formulated by the supervisory authorities regarding their functions.

The organizational structure of the executive vice-presidency consists of areas which are responsible for credit risk management, market and structural, model risk management and non-financial risks. The credit risk management structure is composed by directors who act from the point of view of retail and wholesale portfolios management. A specific area has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision, as well as the Group's headquarters in Spain. There is an area responsible for the attendance to regulators, external and internal auditors.

It has a department called ERM-Enterprise Risk Management, which includes a set of transverse functions of all risk factors necessary for an adequate risk management.. This structure includes the areas of Methodology & Basel Project (model development and parameterization); Decision engines; Credit Risk Control; Risk Control and Performance; Integrated Management and Relationship with Supervisors (covering Risk Culture); and Local Provision & IFRS9.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy. The goal is to maintain a risk profile and adequate minimum profitability to offset the estimated default, both client and portfolio, as defined by the Executive Committee and Board of Directors. Additionally, it is responsible for the risk management systems applied in the identification, measurement, control and reduction of exposure to risk in individual or clustered by similar operations.

The Risk Management is specialized according to each clients' characteristics, being segregated between individual clients (with the accompanied of dedicated analysts) and customers with similar characteristics (standardized).

• Individualized management: It is performed by a defined risk analyst, which prepares the analysis, and forwards it to the Risk Committee and monitors the client's progress. It covers the Wholesale segment clients (Corporate and GB&M), Retail (Companies 3 and Governments, Institutions and Universities);

• Standardized management: Aimed at individuals and companies not classified as individualized clients. Based on automated models of decision-making and internal risk assessment, complemented by commercial heave and analysts specialized teams to handle exceptions.

Macroeconomic aspects and market conditions, sectored and geographical concentration, as well as client profiling and economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating  tools

The Bank uses proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's historical experience, to predict default. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

The classification of loans into different categories is made according to the analysis of economic and financial situation of the client and any other registratered information updated frequently. New modes of operation are subject to credit risk evaluation, verification and adaptation to the controls adopted by the Bank.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the Banking relationship. The frequency of the reviews is increased in case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The own rating tools are monitored and reviewed to qualifications by them awarded are progressively enhanced.

Credit risk parameters

The estimative of the risk parameters Probability of Default (PD) and Loss Given Default (LGD) are based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries during a defined credit cycle.

For low risk portfolios, such as banks, sovereign risk or global wholesale clients, the parameters are based on CDS market data and with global broadness, using Group Santander´s world presence.

For the other portfolios, parameter estimative are based on the Bank’s internal experience.

In addition to the Probability of Default (PD), the Bank is managing its credit portfolio, seeking to make loans to borrowers that have higher volumes of guarantees associated with the operations and also works constantly on strengthening its credit recovery department. These and other actions combined, are responsible for ensuring the adequacy of LGD parameters (Loss Given Default, the loss resulting from the borrower's default event to honor the principal and/or interest payments).

LGD calculation is based on net losses of non-performing loans, considering the guarantees associated with the transaction, revenues and expenses related to the recovery process and also the timing default.

Besides that, the Loss identification period, or “LIP,” is also considered in the estimation of the risk parameters that is represented by the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

The Bank use proprietary internal rating models to measure the credit quality of a given client or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the client's history, with the exception of certain portfolios classified as “low default portfolios”. These ratings and models are used in loan approval and risk monitoring processes.

The table shown in note 9.b shows the portfolio by the internal risk rating levels and their probability of default.

Thousand of reais	2019	2018	2017

By maturity
Less than 1 Year	186,196,849	186,373,511	174,247,968
Between 1 and 5 years	117,841,564	99,309,551	82,513,030
More than 5 years	43,218,247	36,250,128	31,068,215
Loans and advances to customers, gross	347,256,660	321,933,190	287,829,213

By internal classification of risk
Low	257,133,115	240,440,294	226,098,497
Medium-low	56,549,196	50,485,682	33,635,378
Medium	11,754,806	11,967,262	10,423,293
Medium-High	8,512,386	7,722,198	8,215,024
High	13,307,156	11,317,754	9,457,021
Loans and advances to customers, gross	347,256,660	321,933,190	287,829,213

To the portfolios which the Bank presents limited historic data, reference external information are used to complement internal available data. The portfolios for which reference external information represent significant data to measure the expected credit losses are present below.

			2019

		Probability of default	Default loss
	Exposure

Commercial and industrial	145,387,439	7%	40%
Real Estate Credit - construction	39,720,713	3%	10%
Individual loans	160,036,668	10%	64%
Leasing	2,111,840	2%	41%

The exposure above are related to the credit operations. The Bank understands that the exposure related to the avals and sureties and other financial assets at amortized cost have low risk.

b.3) Observed loss: measures of credit cost

The Bank periodically estimate losses related to credit risk and then we compare those estimates with actual losses of the month. Periodically conduct tests in order to monitor and maintain control over credit risk.

To complement the use of admission and rating, the Bank use other measures that supports the prudent and effective management of credit risk, based on the loss observed.

The cost of credit is measured by the sum of credit losses and to the average loans portfolio of the same year.

b.4) Credit risk cycle

Banco Santander has a global view of its credit portfolio throughout the various phases of the risk cycle, with a level of detail that allows us to evaluate the current situation of risk and any movements. This mapping is followed by the Board of Directors and the Executive Committee of the bank that no only sets policies and risk procedures, limits and delegates responsibilities. It also approves and supervises the activities of the area.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations and companies of the conglomerate. The risk cycle comprises three different phases:

• Pre-sale: this phase includes the risk planning and setting targets, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

• Sale: this is the decision-making phase for both pre-classified and specific transactions.

• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Planning and setting risk limits

Risk limit setting is a dynamic process conducted by assessing business proposals and its risk profile. This process is defined through the risk appetite approved by the Bank's Management and the units.

In the case of individualized risks, the most basic level is the customer, for which individual limits are set.

For SCIB clients, a pre-classification model is used based on a system of measurement and monitoring of economic capital. In relation to the Corporate segment, the operational limit model is used in maximum nominal credit amounts.

To the risks of customers with standardized management, the limits of the portfolios are planned using credit management programs (SGP) agreed document for the areas of business and risks, and approved by the Executive Committee. This document contains the results expected for the business in terms of risk and return, beyond the limits which govern the activity and risk management. This client group has a more automated treatment in risks.

Risk analysis and rating process

Risk analysis is a pre-requisite for the approval of loans to clients by the Bank. This analysis consists of examining the counterparty’s ability on meeting its contractual obligations to the Banco Santander, which involves analyzing the client’s credit quality, its risk transactions, solvency, and sustainability of business and the return to be obtained in view of the risk assumed.

The risk analysis is conducted annually, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

Decision-Making on Operations

The process of decision making on operations aims to analyze and adopt adopt in accordance with pre-established policies, taking into account risk appetite and any elements of the operation that are important in assessing risk and return.

The Banco Santander uses, among others, the RORAC methodology (profitability on risk-adjusted capital), for risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

The preventive detection of the operation’s credit quality is from the commercial manager responsibility in conjunction with the risk analyst. Additionally, the risk monitoring is made through a permanent observation process in order to anticipate the identification of incidents which can occur in the evolution of the operations, clients and environment.

This monitoring process may result in the client’s classification in SCAN. This is a system which allows the differentiation of the management level and the action to be taken case-by-case.

Risk control function

The control function is performed by assessing risks from various complementary perspectives, the main pillars are the control by geographical location, business area, management model, product and process, facilitating thus the detection of specific areas requiring measures for which decisions should be taken. To obtain an overview of the bank's loan portfolio over the various phases of the credit cycle, with a level of detail that allows the assessment of the current risk situation and any movements.

Any changes in the Bank’s risk exposure are controlled periodically. The impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

b.5) Credit recovery

"Strategies and action channels are defined according to the days of past due loans and the amounts, that result in a Map of Responsibilities and always look as the first alternative, the client's recovery.

The Bank uses tools as behavioral scoring to study the collection performance of certain groups, in order to reduce costs and increase recoveries. These models seek to measure the probability of clients becoming overdue adjusting collection efforts so that clients less likely to recover, receive timely actions. In cases the payments is most likely to happen, the focus is given in maintaining a healthy relationship with clients. All clients with severe or rescheduled credits delays values have internal restrictions.

Clients with high risk index have a model of recovery, with a commercial follow-up and a recovery specialist.

b.6) Credit risk from other perspective

Certain areas and specific views of credit risk deserve a specialist’s attention, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor to be analyzed in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by economic sector, geographical area/country, product and client group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Area works closely with the Finance Area in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of guarantees to mitigate the companies risk, credit derivatives for hedge purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with clients, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our clients.

Risk control is performed using an integrated system that enables the Bank to know the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the equivalent credit risk (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

The Banco Santander's Social and Environmental Responsibility Policy (PRSA), which follows the guidelines of CMN Resolution 3232/2014 and the SARB Regulation Nº. 14 of Febraban, establishes guidelines and consolidates specific policies for socio

-

environmental practices in business and in relationships with stakeholders. These practices include the management of socio-environmental risks, impacts and opportunities related to topics such as adequacy in credit granting and use, supplier management and socio-environmental risk analysis, which is carried out through the analysis of clients' socio-environmental practices. and Varejo, of the Corporate segment 3 (one of the Corporate Retail segments of the Bank), which have limits or credit risk above R $ 5 million and which are part of the 14 socio-environmental care sectors. In this case, the socio-environmental risk is analyzed in order to mitigate the issues of operational risk, capital risk, credit risk and reputational risk. Since 2009, Santander has been a signatory to the Equator Principles and this set of guidelines is used to mitigate socio-environmental risks in the financing of large projects.

The commitments assumed in the PRSA are detailed in other Bank policies, such as the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social and Environmental Risk Policies, as well as the Private Social Investment Policy, which aims to guide the strategy in this area. and to present guidelines for social programs that strengthen this strategy.

b.7) Credit Management - Main changes

The involvement of senior management in decision making (held collectively at our Committees), besides independence Risks relating to the business, allow more assertive decisions and credit risk reduction.

The analysis of credit for projects and companies in the Wholesale segment, continue to integrate opinions of our area of Environmental Risk.

Below is a table showing the evolution of the main credit indicators.

	2019	2018	2017

Credit risk exposure - customers (Thousand of Reais)	391,569,227	364,193,664	330,474,249
Loans and advances to customers, gross (note 9)	347,256,660	321,933,190	287,829,213
Contingent Liabilities - Guarantees and other sureties (note 44.a)	44,312,567	42,260,474	42,645,036
Non-performing loans ratio (%) - unaudited	6.75%	6.98%	6.65%
Impairment coverage ratio (%) - unaudited	96.58%	102.42%	95.39%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais) - unaudited	22,625,750	22,969,315	18,261,638
Cost of credit (% of risk) - unaudited	3.93%	3.90%	3.98%
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*) RAWO =' Recoveries' of Assets Derecognized.

The Bank incorporates information about the future both in its assessment if the credit risk of an instrument has increased substantially since the initial recognition and in its measurement of the expected credit losses. Based on guidance from its internal committees and economic experts and considering a range of actual and anticipated external information, the Bank develops a base scenario as well as other possible scenarios. This process involves the projection of two or more additional economic scenarios and considers the respective probabilities of each result. External information includes economic data and forecasts published by government agencies and monetary authorities and selected private sector analysts and academics.

The base case represents the most likely result and is in line with the information used by the Bank for other purposes, such as strategic planning and budgeting. The other scenarios represent more optimistic and pessimistic results. Periodically, the Bank conducts more extreme stress tests to adjust its determination of these other representative scenarios.

Below are the assets with excess or insufficiency of guarantees:

					12/31/2019
					In Reais Million
	Over-collateralized assets			Under-collateralized assets

	Carrying value of the assets	Fair value of collateral	% collateral coverage	Carrying value of the assets	Fair value of collateral	% collateral coverage
Individuals (1)	53,899	150,853	280%	2,762	2,592	94%
Mortgages	39,016	84,862	218%	3	3	86%
Very small, small and middle-market companies, corporates and foreign loans (2)	34,008	116,236	342%	33,140	26,587	80%
Total	126,923	351,951	277%	35,905	29,182	81%

(1) Vehicles and others loans.

(2) Cayman and Luxemburgo.

Unsecured loans: 195,765.

The Bank identified and documented the main determinants of credit risk and credit losses for each portfolio of financial instruments and, using a historical data analysis, estimated the relationships between macroeconomic variables and credit risks and credit losses.

2019

Unemployment rates	11.9%
Interest Rates	4.5%
increase in GDP	1.2%

The expected relation between key-indicators and default rates and several financial assets losses were predicted based on the historic analysis data of recent years.

c) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others values, according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

•         Functional independence;

•         Executive capacity sustained by knowledge and proximity with the client;

•         Global reach of the function (different types of risks);

•         Collective decision-making, that evaluates a variety of possible scenarios and do not compromise the results with individual decision (including Brazil Executive Risk Committee  - Comitê Executivo de Riscos Brasil). This Comitee delimits and approves the operations. The Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

•         Management and improvement of the equation risk/return; and

•         Methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that applies risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

      I.        Trading: this item includes financial services for clients, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.

     II.        Balance sheets management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheets exposure to movements in interest rates and level of liquidity.

    III.        Structural risks:

•         Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

•         Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Financial Management area is responsible for the balance sheet management risk and structural risks through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO (Asset Liability Control committees) in the respective countries.

The Financial Management goal is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

Interest rate Risk

The following table aggregates by product the cash flows of the operations of our perimeter of companies that have interest income. The transactions are presented by the book balance at the closing date of the years 2019, 2018 and 2017. It is not associated with the risk management of changes in interest rates or indexer mismatches, which is done by monitoring metrics of market. However, it allows to evaluate the concentrations of term and possible risks and below it, the balances of the same products are presented at the redemption value at maturity, except for the line dealing with receivables and obligations linked to derivative contracts.

					2019
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value through profit or loss	3,891	1,091	737	8,444	4,446	18,609
Debt instruments	-	3	140	188	889	1,220
Equity instruments	171	-	-	-	-	171
Trading derivatives	3,720	1,088	597	8,256	3,557	17,218
Other Financial Assets At Fair Value Through Profit Or Loss	4,261	802	3,981	16,737	7,075	32,856
Debt instruments	2,232	802	3,981	16,737	7,075	30,827
Equity instruments	2,029	-	-	-	-	2,029
Investments Held to Maturity	98	96	280	3,679	3,981	8,134
Reserves from Brazilian Central Bank	69,663	-	-	-	-	69,663
Financial Assets Measured at Amortized Cost	28,416	75,794	51,603	112,467	54,815	323,095
Total	106,329	77,783	56,601	141,327	70,317	452,357

Interest-bearing liabilities:

Customer Deposits and Credit Institutions	224,610	62,181	69,277	70,882	2,556	429,506
Subordinated debts	-	-	-	10,077	-	10,077
Marketable debt securities	3,677	25,781	19,125	28,134	3,475	80,192
Trading derivatives	4,597	1,621	1,074	9,119	3,828	20,239
Short positions	23,501	-	-	-	-	23,501
Total	256,385	89,583	89,476	118,212	9,859	563,515

					2018
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value through profit or loss	8,193	6,155	12,013	67,606	25,964	119,931
Debt instruments	5,359	5,192	8,294	58,363	23,460	100,668
Equity instruments	807	-	-	-	-	807
Trading derivatives	2,027	963	3,719	9,243	2,504	18,456
Other Financial Assets At Fair Value Through Profit Or Loss	677	9,091	368	16,702	3,577	30,415
Debt instruments	379	9,091	368	16,702	3,577	30,117
Equity instruments	298	-	-	-	-	298
Investments Held to Maturity	24	521	89	3,603	3,826	8,063
Reserves from Brazilian Central Bank	70,103	-	-	-	-	70,103
Financial Assets Measured at Amortized Cost	27,387	101,441	35,900	85,318	60,966	311,012
Total	106,384	117,208	48,370	173,229	94,333	539,524

Interest-bearing liabilities:

Deposits from credit institutions	200,818	47,172	65,606	71,413	5,343	390,352
Subordinated debts	9,857	-	-	-	9,687	19,544

Marketable debt securities	13,353	20,875	14,612	30,138	9,715	88,693
Trading derivatives	1,104	1,370	3,257	9,673	3,322	18,726
Short positions	32,440	-	-	-	-	32,440
Total	257,572	69,417	83,475	111,224	28,067	549,755

					2017
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	5,541	1,779	6,556	29,968	10,194	54,038
Debt instruments	653	890	5,739	16,709	8,148	32,139
Equity instruments	490	-	-	-	-	490
Trading derivatives	4,398	889	818	13,259	2,046	21,410
Available-For-Sale Financial Assets	2,032	1,272	17,092	46,502	23,711	90,609
Debt instruments	925	1,272	17,092	46,502	23,711	89,503
Equity instruments	1,107	-	-	-	-	1,107
Other Financial Assets At Fair Value Through Profit Or Loss	72	13	50	479	1,008	1,622
Debt instruments	38	13	50	479	1,008	1,589
Equity instruments	33	-	-	-	-	33
Non-Current Assets Held For Sale	80	168	222	3,082	7,040	10,593
Reserves from Brazilian Central Bank	59,051	-	-	-	-	59,051
Loans and Receivables	22,033	81,275	34,430	86,645	71,453	295,835
Total	88,809	84,507	58,351	166,677	113,406	511,750

Interest-bearing liabilities:

Deposits from credit institutions	150,719	46,254	62,605	69,778	5,119	334,474
Subordinated debts	-	789	257	7,784	-	8,829
Marketable debt securities	4,436	36,208	12,313	15,544	847	69,348
Trading derivatives	4,618	659	504	12,243	2,285	20,310
Short positions	32,531	-	-	-	-	32,531
Total	192,304	83,909	75,679	105,349	8,251	465,492

Currency Risk

			2019
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	12,406	224	1	12,631
Loans and advances to customers	4,776	1,920	-	6,696
Investments in Foreign Subsidiaries and Dependence	50,193	3,557	-	53,750
Derivatives	150,538	13,053	9,712	173,303
Others	10,521	574	-	11,095
Total	228,434	19,328	9,713	257,475

Liabilities:	Dólar	Euro	Outros	Total

Funding in foreign currency	59,416	925	49	60,390
Derivatives	169,136	20,184	8,515	197,835
Others	-	60	1,009	1,069
Total	228,552	21,169	9,573	259,294

			2018
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	348,797	-	-	348,797
Loans and advances to customers	4,505	155	-	4,660
Investments in Foreign Subsidiaries and Dependence	45,345	3,390	-	48,735
Derivatives	231,240	18,163	2,490	251,893
Others	23,619	1,974	42	25,635
Total	653,506	23,682	2,532	679,720

Liabilities:	Dólar	Euro	Outros	Total

Funding in foreign currency	390,418	462	145	391,025
Derivatives	262,396	24,809	2,391	289,596
Others	1,007	-	-	1,007
Total	653,821	25,271	2,536	681,628

			2017
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	54,380	11,684	10,377	76,442
Loans and advances to customers	3,818	321	-	4,139
Investments in Foreign Subsidiaries and Dependence	36,613	3,010	-	39,623
Derivatives	262,092	45,317	9,640	317,049
Others	46,200	13,028	6,237	65,465
Total	403,102	73,361	26,254	502,717

Liabilities:	Dólar	Euro	Outros	Total

Funding in foreign currency	32,962	3,047	17	36,025
Derivatives	277,358	54,633	9,294	341,284
Others	93,821	15,975	17,068	126,864
Total	404,140	73,654	26,378	504,173

c.2) Methodologies

Trading

The Bank calculates its market risk capital requirement using a standard model provided by Bacen and the Internal Model.

The standard methodology applied to trading activities by the Banco Santander in 2019, 2018 and 2017 was the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 521 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being implemented to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crisis) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete view of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, aiming to detect possible incidents and correct them immediately. The daily calculation of the result is also an excellent indicator of the risk, as it allows the Bank to observe and detect the impact of changes in financial variables in the portfolios.

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitive to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

In respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Risk Charge (IRC), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC, is defined globally at Group level.

c.3) Balance-sheet management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheets items.

On the basis of the balance-sheets interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR), the EaR (Earning At Risk) and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the reevaluation deadlines of on-balance-sheets assets and liabilities and off-balance-sheets items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on and off-balance sheet headings must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of contracts that do not have a maturity date they are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario. The sensitivity is the difference between the two margins calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

Value at risk (VaR) and Earnings at Risk (EaR)

It is defined with 99% base points of the MVE’s loss distribution function, calculated considering the market value of the positions, based on the payback obtained in the last two years and with degree of statistical certainty (level of trust) to a defined time horizon.

It is also applied a similar methodology to calculate the maximum loss in NII (EaR), in order to consider the interest rate risk even in economic value impact as in financial margin.

The unit sums the return vectors of the VAR with the return vectors of EaR, resulting the total return vector. The composition is made considering in the metric of EaR the losses in financial margin that occur between the initial moment (reference date) and the holding period of the not-trading portfolio. The losses in the economic value takes in consideration the impact of the ending positions after the holding period.

c.4) Liquidity risk

Liquidity risk is associated with the Bank's ability to finance purchase commitments at reasonable market prices and to carry out its business plans with stable sources of financing.

Liquidity Management of Santander Bank

For the control and liquidity management, the Santander bank uses short and long-term metrics and stress metrics that are capable of measuring the safe liquidity buffer so that the bank comfortably honors its obligations to the market and shareholders.

Then, we can cite:

Short-term metrics and liquidity stress:

a. LCR

The Santander Bank uses the Liquidity Coverage Ratio (LCR) in its liquidity risk management. LCR is a short-term index for a 30 days stress scenario, results from the division of high quality assets and net outflows in 30 days.

The Total High Liquidity Assets – HQLA is composed mainly of Brazilian federal government bonds and compulsory returns. The net outflows are composed mainly of losses of deposits, offset in part by inflows, mainly loans.

b. Liquidity stress scenarios:

The Liquidity management requires the analysis of financial scenarios in which potential problems whit liquidity are assessed, for which is necessary to construct and study scenarios in crisis situations. The model used for this analysis is the Stress Test

The stress test evaluate the financial structure of the institution and its capacity to resist and react to more extreme situations.

The purpose of the Liquidity Stress Test is to allow the simulation of adverse market conditions, making it possible to evaluate the impacts on the institution´s liquidity and ability to payments, in order to anticipate the solutions or even avoid positions that excessively liquidity in stress scenarios.

The scenarios are define from the analysis of market behavior during previous crisis. Four crisis scenarios are develop, with different intensities.

From the stress models analysis, the concept of minimum liquidity was define, which is sufficient to support liquidity losses for a determined day horizon in all simulated crisis scenarios.

Long-term metrics

Its objective is to measure the stability of sources of financing against the assets committed. The NSFR metric developed by BIS and adapted by the local regulator, which objective through determined percentages, to verify if the institution has stable source of funding to sustain its assets. This metrics has different weights by term, client’s segment and product type. It is calculated monthly by the institution.

c. Liquidity indicators

In order to help management, some liquidity indicators are calculated on a monthly basis, like ratios of concentration by counterparties and concentration by segments.

Clients Funding

The Bank has different funding sources, both in products and mix of clients, with a healthy distribution between the segments. The total of clients resources is presented bellow:

					In millions of Reais
Customers Funding	2019			2018
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	29,524	29,524	100%	18,854	18,854	100%
Savings accounts	49,040	49,040	100%	46,068	46,068	100%
Time deposits	53,321	190,344	28%	49,771	190,971	26%
Interbank deposit	871	4,299	20%	863	4,118	21%
Funds from acceptances and issuance of securities	3,921	85,963	5%	3,681	70,110	5%
Borrowings and Onlendings	5,077	54,880	9%	5,181	45,936	11%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	10,175	2%	9,857	19,666	50%
Total	141,754	424,225	33%	134,275	395,723	34%

					In millions of Reais
Customers Funding				2017
				0 a 30 days	Total	%
Demand deposits				15,252	15,252	100%
Savings accounts				40,570	40,570	100%
Time deposits				39,549	170,570	23%
Interbank deposit				622	3,244	19%
Funds from acceptances and issuance of securities				4,436	69,348	6%
Borrowings and Onlendings				5,606	48,304	12%
Subordinated Debts / Debt Instruments Eligible to Compose Capital				-	8,829	0%
Total				106,035	356,117	30%

Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

					2019
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value through profit or loss	3,766	1,103	802	8,894	6,157	20,722
Debt instruments	46	15	205	638	2,600	3,504
Trading derivatives	3,720	1,088	597	8,256	3,557	17,218
Other financial assets at fair value through profit or loss	2,642	1,160	4,853	23,638	15,502	47,795
Debt instruments	2,642	1,160	4,853	23,638	15,502	47,795
Investments Held to Maturity	99	111	327	4,066	6,030	10,633
Financial assets at amortized cost	32,417	89,335	65,395	159,615	110,607	457,369
Reserves from Brazilian Central Bank	69,663					69,663
Financial Assets Measured at Amortized Cost	-	-	-	-	-	-
Total	108,587	91,709	71,377	196,213	138,296	606,182

Interest-bearing liabilities:

Deposits from credit institutions	3,697	26,096	19,829	31,407	4,628	85,657
Subordinated Debts / Debt Instruments Eligible to Compose Capital	4,597	1,621	1,074	9,119	3,828	20,239
Marketable debt securities	23,501	-	-	-	-	23,501
Trading derivatives	250,678	89,178	92,856	132,865	11,116	576,693
Short positions	-	-	-	-	-	-
Total	282,473	116,895	113,759	173,391	19,572	706,090

					2018
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value through profit or loss	7,388	6,199	12,162	80,590	52,584	158,923
Debt instruments	5,361	5,236	8,443	71,347	50,080	140,467
Trading derivatives	2,027	963	3,719	9,243	2,504	18,456
Other financial assets at fair value through profit or loss	379	9,230	379	18,666	6,037	34,691
Debt instruments	379	9,230	379	18,666	6,037	34,691
Investments Held to Maturity	24	558	126	3,904	5,119	9,731
Reserves from Brazilian Central Bank	70,103	-	-	-	-	70,103
Financial Assets Measured at Amortized Cost	29,234	111,216	45,564	116,107	85,637	387,758
Total	107,128	127,203	58,231	219,267	149,377	661,206

Interest-bearing liabilities:

Deposits from credit institutions	198,259	46,926	67,142	79,161	8,819	400,307
Subordinated Debts / Debt Instruments Eligible to Compose Capital	9,857	-	-	-	9,687	19,544
Marketable debt securities	13,395	21,343	15,290	33,627	9,717	93,372
Trading derivatives	1,104	1,370	3,257	9,673	3,322	18,726
Short positions	32,440	-	-	-	-	32,440
Total	255,055	69,639	85,689	122,461	31,545	564,389

					2017
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	5,051	1,788	6,737	32,841	18,848	65,265
Debt instruments	654	899	5,919	19,582	16,801	43,856
Trading derivatives	4,398	889	818	13,259	2,046	21,410
Available-For-Sale Financial Assets	925	1,283	12,695	56,167	50,329	121,399
Debt instruments	925	1,283	12,695	56,167	50,329	121,399
Other Financial Assets At Fair Value Through Profit Or Loss	38	13	51	543	1,994	2,640
Debt instruments	38	13	51	543	1,994	2,640
Non-Current Assets Held For Sale	81	169	227	3,370	9,573	13,419
Reserves from Brazilian Central Bank	59,051	-	-	-	-	59,051
Loans and Receivables	74,887	93,587	45,397	117,084	84,560	415,515
Total	140,034	96,840	65,107	210,005	165,304	677,290

Interest-bearing liabilities:

Deposits from credit institutions	150,979	50,936	66,571	84,274	8,191	360,951
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	807	257	7,784	-	8,848
Marketable debt securities	4,445	36,855	12,904	18,421	866	73,491
Trading derivatives	4,618	659	504	12,243	2,285	20,310
Short positions	32,531	-	-	-	-	32,531
Total	192,573	89,257	80,236	122,722	11,342	496,130

Scenario analysis / Contingency plan

Based on the results obtained in the Stress Test, the bank draws up the Liquidity Contingency Plan, which constitutes a formal set of preventive and corrective actions to be triggered in times of liquidity crisis. The activation of the Plan results from the monitoring of internal parameters related to the  conditions of the market and the Bank’s liquidity. These parameters serve identify different levels of crisis severity and, then, determine if there need to start the activation process.

After the crisis is identified, a communication is established between the internal areas capable of carrying out the corrective actions and mitigating the problems originated.

These corrective actions are measures capable of generating liquidity to solve or mitigate the effects of the crisis and are taken considering  their complexities, implementation period and its liquidity impact.

The parameters and measures of this Plan are reviewed at any time, when necessary, however its minimum period of review is annual.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures

Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices) and “dirty” (managerial income taking into account also the costs, intraday results and loading). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at Banco Santander comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialized unit.

c.6) Control system

Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by management.

The limits structure requires a process to be performed that pursues, among others, the following objectives:

1. To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

2. To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

3. To provide flexibility to the business areas for the efficient and timely assumption of financial risks, due to changes in the market and business strategy, and within the risks level considered acceptable by the Bank.

4. To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

5. To delimit the range of products and underlying assets with which each Treasury unit can operate, considering features such as assessment model and systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2019

Financial Intermediation Activities

The average VaR from the Bank´s trading portfolio in 2019 ended in R$30,3 million. The dynamic management of this profile allows the Bank to change its strategy to capitalize the opportunities offered by a uncertain environment.

c.7.1) Asset and liability management

Interest rate risk

Convertible currencies

At 2019 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was positive by R$334 million.

Also at 2019 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was positive by R$2,063 million.

Quantitative risk analysis

The interest rate risk in balance sheets management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, was at the beginning of 2019 and 2018, reaching a maximum of R$134 million in December 2019. The sensitivity value decreased R$202 million during 2019, reaching a maximum of R$2,342 million in October. The main factors that occurred in 2019 and influenced in sensitivity were the volatility of the exchange rate (convexity effect), portfolio’s decayment  update of implicit methodology on cash flow of the Bank’s products and liquidity.

Million of Reais
	2019	2018	2017
Sensibilities
Net Interest Margin	334	200	378
Market Value of Equity	2,063	1,861	2,066
Value at Risk - Balance
VaR	1,755	1,744	1,380

c.8) Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators.

Financial instruments are segregated into trading and Banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the Banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and Banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions and the income of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of December 31, 2019.

Trading portfolio

		2019
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(21,481)	(269,501)	(539,003)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(1,940)	(8,513)	(17,025)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(5,612)	(370)	(739)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(7,349)	(7,472)	(14,943)
Foreign currency	Exposures subject to foreign exchange	(2,132)	(53,297)	(106,594)
Inflation	Exposures subject to change in coupon rates of price indexes	(6,527)	(13,446)	(26,892)
Shares and Indexes	Exposures subject to change in shares price	(1,815)	(45,365)	(90,731)
Commodities	Exposures subject to change in commodities' prices	(3)	(67)	(133)
Total (1)		(46,859)	(398,031)	(796,060)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

		2019
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate – Reais	Exposures subject to changes in interest fixed rate	(35,618)	(497,773)	(992,076)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR in TJLP	(52,084)	(644,255)	(928,539)
Inflation	Exposures subject to change in coupon rates of price indexes	(61,225)	(370,602)	(734,662)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(54,233)	(720,883)	(1,385,597)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(7,108)	(93,628)	(178,749)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(4,716)	(80,963)	(144,169)
Foreign Currency	Exposures subject to Foreign Exchange	(761)	(19,022)	(38,043)
Total (1)		(215,744)	(2,427,126)	(4,401,836)

(1) Amounts net of taxes.

Scenario 1: a shock of +10bps and -10bps in interest rate curves and 1% price variance (currency and stocks); are considered the greatest losses per risk factor;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3:a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

e) Independent Structure

The Operational Risk & Internal Control area, subordinated to the Executive vice Presidency of Risk, operates independently as a second line of defense, supporting and challenging the first line of defense. They maintain guidelines, policies and processes conduct and to be  adequate to the Operational Risk Control and Management Model.

The area adopts the definition of the Basel Committee, the Central Bank of Brazil and the Corporative instructions applicable locally to Operational Risk as the possibility of losses resulting from the inadequacy or failure of processes, operational and systems, or from external events. In addition, the Bank´s Board of Directors opted for the Alternative Standardized Approach (ASA) for the calculation of the portion of Reference Equity (PR) related to Operational Risk.

e.1) Operational Risks & Internal Control

Its mission to Banco Santander is: To corroborate the fulfillment of the strategic objectives and the decision-making process, in the adaptation and fulfillment of the obligatory requirements, in maintaining the solidity, reliability, reduction and mitigation of losses due to operational risks, besides the implementation, dissemination of culture of operational risks.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS and resolutions of the National Monetary Council of Brazil. This model also follows the guidelines established by Banco Santander Spain based on COSO-Committee of Sponsoring Organizations of the Tread way Commission-Internal Control – Integrated Framework 2013.

The procedures developed and adopted are intended to ensure Bank´s continuous presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Defense Line Model

The Operational Risks & Internal Control area is the second line of defense in Santander's model and aims to maintain the fulfillment, alignment and compliance with corporate guidelines of the Santander group, the Basle Accord and resolutions of the National Monetary Council of Brazil. Also acts in the control and challenge of the activities performed by the first line of Defense.

e.2) Responsibilities and duties of the Operational Risks and Internal Controls area

• Disseminate the Operational Risk and Internal Controls management-oriented culture and converge towards the prevention and reduction of Operational Risk events and losses, mitigating the financial, legal and reputational impacts.

• Improve risk analysis to reduce, consolidate and prioritize mitigation actions.

• Maintain the dynamics and control of operational risk exposure in line with risk appetite.

• Establish roles and responsibilities, with follow-up with those responsible in the lines of defense.

• Ensure business continuity and strengthen the Internal Controls environment.

• Provide adequate level of coverage in business units.

• Provide support for the Organization's strategic decisions based on the integrated Operational Risk profile and emerging trends.

• Implement the best practices for management and control of operational risks in the 1st and 2nd Lines of Defense.

• Identify the Operational Risk profile of the Organization.

• Provide continuous improvement of existing methodologies and deepening the culture of responsibility for Operational Risks and Internal Controls.

e.3) Differential factor

The Operational Risks & Internal Control area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on

-site courses. Among the personal course, we highlight the achievement of training aimed at increasing culture of RO management, training for the capture of operational losses, among others.

The Bank highlights:

• Mandatory training for all Banco Santander employees through e-learnings ("NetCursos"), addressing the issue of operational risks;

• The creation, dissemination and maintenance of Instruction Manuals, promoting corporate values and commitment;

• Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability;

• Development of key risk indicators, aiming to monitor the main operational risks;

• Composition of lines of defense for the role of ORM – Operational Risk Management Networks: "“RPO-Risk Pro Officer” whose function is to report to the executive the follow-up of the topics of Operational Risk at the strategic level of the Executive Board, “RPA-Risk Pro Agent " and "OR Assist" covering the perimeter of RO and "experts" in cases where the operational risk is transverse to the organization.

e.4) Communication Policy

The Operational Risks & Internal Control area is part of Santander’s governance structure and produces a series of specific monthly reports for management through the Integrated Operational Risk Committee (“CIRO”) and the “Forum RO”, detailing events that occurred, the main activities undertaken, corrective, preventive action plans and follow-up, ensuring transparency and knowledge to the governance forums.

f) Reputation Risk

f.1) Reputation Risk

The reputation risk is defined as a risk of a negative economic impact, current and potential, due to a perception unfavorable of the Bank by its employees, clients, shareholders/investors and society in general.

The reputation risk may arise from multiple sources and, in many cases, is derived from other risk events. In general, these sources might be related to the business and other support activities that are realized by the Bank, the economic context, social or politic, or even by other events arising from other competitors that might affect the Bank.

f.2) Compliance

It is defined as legal risk, of regulatory sanctions, financial loss or reputation that an institution may suffer as a result of failures in the compliance with laws, rules, ethics and conduct codes and good bank practices. The compliance risk management has the goal of being preventive and includes the monitoring, educative processes, Consulting, risk evaluation and corporative communication related to the rules and legislation applicable to each business department.

f.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

The Bank’s ethical principles and conduct parameters are established in internal policies which are made available to all employees. Conduct Code in the Securities Markets and its formal acknowledgement is mandatory to all staff working close to securities markets.  Proper communication channels are in place to clarify doubts and complaints from employees, the monitoring and  controlling of these information are conducted in a way that adherence to the rules established is secured.

b. Money Laundering Prevention

The Bank’s money Laundering Prevention policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of management, namely the Operational Money Laundering Prevention and Compliance Committee, which meets each month to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are debated/analyzed internally at various levels until their risks have been fully mitigated, and subsequently approved by the Commercialization Local Committee (CLC), composed of Bank executives. After review and approval, the new products and services are monitored trying to identify them so timely events that may pose reputational risk, which if identified, are reported to the CLC.

g) Compliance with the new regulatory framework

The Banco Santander has assumed a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of professionals from the Bank’s different departments: mainly Finance, Risks, Technology and Operations, Internal Audit −to verify the whole process, as the last layer of control at the entity−, and Business −particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

Supplementing the efforts of the Basel II operating team, the Bank management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord by the Banco Santander have been reported to the management committee and to the board of directors on a regular basis.

In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.

The institution has applied the internal models based ratings methodology (AIRB) of Basel II in part of its portfolios, in compliance with regulatory requirements.

The additional capital requirements derived from the self-assessment process (Pillar II) should be compensated by the risk profile that characterizes the Bank's business activities (low average risk), due to its focus on Commercial Bank (small and medium-sized enterprises and Individuals) and the diversification of the business. The Pillar II which considers the impact of risks not addressed under Pillar I (regulatory capital) and the benefits arising from the diversification among risks, businesses and geographical locations.

Regarding the other risks addressed under Pillar I of Basel II, Banco Santander was approved for the use of internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, Banco Santander was approved to the use of Internal Models in February 2018 and started to disclose the capital by this method from May 2018.

Pillar II is another significant line of action under the Basel Corporate Framework. In addition to the methodology supporting the economic capital model review and strengthening, the technology was brought into line with the platform supporting Pillar I, so that all the information on credit risk will come from this source.

Besides the Basel II implementations, Banco Santander complies with the new regulations of Basel III, according to the standards issued by Bacen.

According to the definition proposed by the Basel Committee (Basel III), Credit Valuation Adjustment (CVA) is an adjustment to the fair value of derivative financial instruments in order to measure the credit risk of a counterparty. Thus, the CVA depends on the credit spread of the counterparty, as well as the market risk factors that drives the values of the derivatives and, therefore, their exposure. In an analytical way, the CVA can be defined by the following expression:

CVA =' EE' * PD * DF * LGD (1)

(1) ee='Expected' Exposure; pd='Probability' of Default; df='Discount' Factor; lgd='Loss' Given Default

Expected Exposure (EE) is the future exposure of the derivative based on the counterparty's market risk. The probability of default (PD) is calculated based on credit spreads and is also marked to market. The discount factor (DF) is the factor that brings to the present value the projected exposure weighted by its respective probability of default. A Loss Given Default (LGD) is the estimated loss in the event of a credit.

g.1) Internal validation of risk models

Internal validation is an important stage of model life cycle besides of being a pre-requisite for the supervisory validation process by Basel II implementation. A specialized team of the Entity, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This team must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to the regulatory requirement compliance, the internal validation department provides a support to the risk committee and management, since the internal validation area is responsible for providing a qualified and independent opinion so that the responsible authorities decide on the authorization of the use of models (for management purposes as well as regulatory use).

Internal model validation at Banco Santander encompasses credit risk models, market risk models, ALM, pricing models, stress test models, the economic capital model and other models related to the exercise of ICAAP. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of management, etc.). Therefore, the goal of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and management aspects concerning the model risk control.

Among the main functions of the Internal Model Validation department are the following:

i.     Establish general validation principles, conducting an independent evaluation process including (I) data quality, (II) Methodology aspects (III) technological environment, (IV) performance and (V) use and government;

ii.    Evaluate the methodology and data used in the development of the model and challenge the model and its use, stating the implications and limitations of the model, as well as the associated risks;

iii.   Issue a technical opinion on the adequacy of internal models for the intended internal and regulatory effects, concluding on their usefulness and effectiveness; and

iv.   Provide essential support to risk committees and management of the Bank, through a qualified and independent opinion for responsible decision-making on the authorization of the use of models (for management purposes as well as regulatory use).

It is important to note that Banco Santander's internal validation function is consistent with the independent validation criteria for advanced approach issued by the Basel Committee, the European supervisor 'home regulator' (Banco de España and the European Central Bank) and the Bacen in compliance with the rules Circular 3,648 dated March 4, 2013 (Chapter III), Circular Letter 3,565 of September 6, 2012,  Circular 3,547 of July 2011, and Circ. 3648 IRB, 3646 IMA of 4/3/13, and Res. 4.277 of 31/10/13 and 4389 of 18/12/14 fair value, Res. 4557 of 23/02/17 GIR and Circ. 3876 of 31/01/18 IRRBB.

In this case, the Bank maintains a Segregation of functions between internal validation and internal audit, which is the last layer of Bank control validation.

The Internal Audit is responsible for evaluating and reviewing the internal validation methodology and work and issues opinions with an effective level of autonomy. Internal Audit (third line of defense), as the ultimate control function in the Group, should (i) periodically assess the adequacy of policies, methods and procedures and (ii) confirm that they are effectively implemented in the management .

g.2) Capital Management

Capital management considers the regulatory and economic aspects and its objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory authorities and supporting to accomplish the goals of the classification of rating agencies and investors' expectations. Details regarding the capital management process can be found at www.ri.santander.com.br Corporate Governance -> Risk Management -> Risk and Capital Management Structure.

h) Economic capital

h.1) Main objectives

The development of economic capital models in finance aims to solve a fundamental problem of regulatory capital, Sensitivity Risk.

In this context, the economic capital models are essentially designed to generate risk-sensitive estimative, allowing greater precision in risk management, as well as better allocation of economic capital by business units of Banco Santander.

The Banco Santander has directed efforts to build a model of robust and integrated economic capital to the business management.

The main objectives of the structure of economic capital of the Banco Santander are:

1 - Consolidate Pillar I and other risks which affect business in a single quantitative model, and determine estimates of capital by establishing correlations between different risks;

2 - Quantify and monitor different types of variations in risk;

3 - Distribute capital consumption between the different portfolios and manage the efficiency of return on capital (RORAC);

4 - Estimating the Economic Value Added for each business unit. Economic profit must exceed the cost of the Bank's capital;

5 - Accordance with the regulation in locations where the Bank operates in the review process of Pillar II by supervisors.

h.2) The Economic Capital Model

In calculating the economic capital, it is the Bank's definition of losses to be covered. Thus, it is used a confidence interval necessary to ensure business continuity.. The risk profile in Brazil is distributed by Credit risk, Market, ALM, Business, Operations and materials assets. However, to successfully anticipate the changes proposed in Basel III, new risks have been incorporated to model: Intangibles, pension funds (defined benefit) and deferred tax assets, which allow the Bank to adopt a position even more conservative and prudent.

% Capital	2019	2018	2017
Risk Type	New Methodology	New Methodology	New Methodology
Credit	72%	72%	70%
Market	2%	2%	4%
ALM	5%	8%	4%
Business	3%	6%	8%
Operational	7%	5%	6%
Fixed Assets	2%	1%	2%
Intangible Assets	1%	0%	1%
Pension Funds	4%	1%	1%
Deferred Tax Assets	5%	5%	4%
TOTAL	100%	100%	100%

RoRAC

Banco Santander has used the RORAC, with the following objectives:

1 – Analyze and set a minimum price for operations (admission) and clients (monitoring).

2 – Estimate capital consumption of each client, economic groups, portfolio or business segment, in order to optimize the allocation of economic capital, maximizing the efficiency of the Bank.

3 – Measure and monitor business performance.

To evaluate the operations of global clients, the calculation of economic capital considers some variables used in the calculation of expected and unexpected losses.

Among these variables are:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

4 – Type of financing;

The economic value added is determined by the cost of capital. To create value for shareholders, the minimum return operation must exceed the cost of capital of Banco Santander.

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousand of Reais	Note	2019	2018	2017

Stockholders' equity attributed under to the Parent Brazilian GAAP		69,773,232	65,233,743	59,499,954
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	8,767	8,344	18,301
Reclassification of available-for-sale financial instruments	j	-	-	34,818
Reclassification of fair value through other comprehensive income	k	73,431	72,980	-
Impairment of loans and receivables	a	-	-	(71,091)
Impairment of financial assets measured at amortized cost	a	(23,589)	(1,483,043)	-
Remensurations, Debt instruments, due to reclassifications IFRS 9		-	26,274	-
Category transfers - IAS 39	b	-	-	351,132
Category transfers - IFRS 9	b	(206,984)	(619)	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	c	1,197,325	851,629	664,204
Reversal of goodwill amortization	d	26,933,892	26,764,529	26,592,852
Realization on purchase price adjustments	e	477,366	631,120	702,436
Recognition of fair value in the partial sale in subsidiaries	f	112,052	112,052	112,052
Option for Acquisition of Equity Instrument	g	(1,816,799)	(1,323,994)	(1,287,240)
Goodwill acquisition Santander Services (Santusa)	h	(239,182)	(269,158)	(298,978)
Tax Credit with realization over 10 years		184,005	322,539	62,539
Others		177,064	119,074	269,728
Stockholders' equity attributed to the parent under IFRS		96,650,580	91,065,470	86,650,707
Non-controlling interest under IFRS		558,581	529,990	436,894
Stockholders' equity (including non-controlling interest) under IFRS		97,209,161	91,595,460	87,087,601

Thousand of Reais	Note	2019	2018	2017

Net income attributed to the Parent under Brazilian GAAP		14,180,987	12,166,145	7,996,577
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	422	(11,974)	18,775
Reclassification of available-for-sale financial instruments	j	-	-	(46,160)
Reclassification of fair value through other comprehensive income	k	451	28,419	-
Impairment on loans and receivables	a	-	-	(195,878)
Impairment of financial assets measured at amortized cost	a	1,872,553	140,557	-
Remensurations, Debt instruments, due to reclassifications IFRS 9		(16,659)	(5,360)	-
Category transfers - IAS 39	b	-	-	(219,829)
Category transfers - IFRS 9	b	6,437	(16,195)	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	c	346,298	187,425	366,484
Reversal of goodwill amortization	d	175,257	171,677	1,470,279
Realization on purchase price adjustments	e	(153,752)	(71,316)	(76,446)
Option to Acquire Own Equity Instrument	g	-	(143,194)	(270,240)
Goodwill acquisition Santander Services (Santusa)	h	29,898	29,820	-
Tax credit with realization over 10 years		(75,995)	260,000	62,539
Others		41,035	(153,527)	(182,037)
Net income attributed to the parent under IFRS		16,406,932	12,582,477	8,924,064
Non-controlling interest under IFRS		224,518	217,441	213,984
Net income (including non-controlling interest) under IFRS		16,631,450	12,799,918	9,138,048

a) Impairment on loans and receivables and financial assets measured at amortized cost:

In 2019 and 2018, refers to the adjustment resulting from the estimate of the expected loss and losses on the portfolio of loans and receivables subject to impairment, loan commitments to be released and financial guarantee contracts, which was determined based on the criteria described in the accounting practice and compliance in the history of impairment and other circumstances known at the time of the evaluation, in accordance with the guidance provided by IAS 39 and IFRS 9 (in 2017 refer to the resulting adjustment of the estimate of loss incurred in accordance with IAS 39, normative then effective.) "Financial Instruments: Recognition and Measurement". These criteria differ in certain aspects from the criteria adopted by BRGAAP, which use certain regulatory limits defined by the Central Bank (Bacen), in addition to the difference in the scope of calculation of these losses, which for the purposes of IFRS considers assets other than those In the Financial Statements under IFRS, this effect considers the impact related to the provisions of certain debt instruments, which for the purposes of BRGAAP are treated as Securities.

b) Categories of financial assets

As detailed in the accounting practices note, IFRS9 provides for the definition of the business models associated with each portfolio, as well as the performance of the SPPI test - if the returns of that asset are exclusively principal and interest, for classification in the categories of financial assets. BRGAAP provides for certain differences in the categorization of these financial assets, as well as establishing as an indicator the Management's intention for classification to be made. The criteria for reclassification between categories are also different between the two accounting practices.

c) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in the income statement over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

d) Reversal of goodwill amortization:

Under BRGAAP, goodwill is systematically amortized over a period of up to 10 years, subject to the impairment test at least once a year or in a shorter period, in the event of any additional evidence. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

e) Realization on purchase price adjustments:

As part of the purchase price allocation in acquisitions of an entity, substantially, in the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is recognized by its average realization period.

f) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment when control is lost, the fair value is recognized over the remaining portion is remeasured at its fair value, the effect of this update being recognized in result (Webmotors). Under BRGAAP, this type of operation, ongoing participation is registered by its book value.

g) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. and Banco Olé Consignado a put option over all shares of Getnet S.A. and Banco Olé Consignado held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in a heading in stockholders' equity in the amount of R$950 million and R$67 million, respectively. Subsequently, the options have been updated and their effect is recognized in income. On December 19, 2018, Banco Santander and the Minority shareholders of Getnet SA entered into an addendum to the Purchase and Sale Agreement for Shares and Other Covenants of Getnet SA, in which Banco Santander committed to acquire all the shares of the Minority Shareholders, corresponding to 11.5% of the share capital of Getnet SA, for the amount of R$1,431,000. The acquisition was approved by BACEN on February 18, 2019 and concluded on February 25, 2019, so that Banco Santander now holds 100% of the shares representing Getnet SA's share capital. On March 14, 2019, the shareholder minority stake in Banco Olé Bonsucesso Consignado SA formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, to sell its 40% stake in Olé Consignado to Banco Santander (Brazil) SA On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all the shares issued by Bosan Participações SA, for the total amount of R$1.6 billion, to be paid on the closing date of the Operation. On January 30, 2020, the name of Banco Olé from Banco Olé Bonsucesso Consignado SA was changed to Banco Olé Cosignado SA On January 31, 2020, the Bank and the shareholders of Bosan Participações SA concluded the final agreement and signed the purchase and sale of 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Bank and payment to sellers in the total amount of R$1,608,772,783.47. As a result, the Bank became, directly and indirectly, the holder of 100% of Banco Olé's shares.

h) Santander Serviços goodwill (Santusa)

According to the IFRS 3 "Business Combination", when the owner acquires more shares or other equity instruments of an entity already controlled, it shall consider such amount as an equity reduction. According to the BRGAAP this amount shall be registered in the asset as goodwill or discount on the acquisition f the investment, which is the difference between the acquision cost and the equity amount of the shares.

i) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financing and deposits are recorded at amortized cost. In IFRS, in accordance with IFRS 9 "Financial Instruments: Recognition and Measurement", financial assets may be measured at fair value and included in the category "Other financial assets at fair value through profit or loss", in order to eliminate or significantly reduce accounting mismatches ( accounting mismatch) of recognition or measurement derived from the measurement of assets or liabilities or from the recognition of gains or losses on these assets / liabilities on a number of bases, which are managed and their performances valued at fair value. Accordingly, the Bank classified loans, financing and deposits that meet these parameters as "fair value through profit or loss", as well as certain debt instruments classified as "available for sale" in BRGAAP. The Bank opted for this classification base in IFRS, since it eliminates an accounting mismatch in the recognition of revenues and expenses.

j) Reclassification of available-for-sale financial instruments

Under BRGAAP, the Bank accounts for some investments, for example, debt securities initially measured at amortized cost and equity securities at cost. When preparing the 2017 balance sheet, management revised the management strategy for its investments and, in accordance with the premises of Circular 3,068 of the Central Bank of Brazil, the debt securities were reclassified to “trading” category with their value recorded just through the result. According to IFRS, in 2017, the Bank had classified these Investments as available for sale, measuring them at fair value with the effects of this mark being recognized in the "Consolidated statements of comprehensive income", complying with the provisions of IAS 39 "Financial Instruments : Recognition and Measurement ”, which does not allow the reclassification of any financial instrument to the fair value category through profit or loss after initial recognition.

k) Reclassification of financial assets measured at fair value through other comprehensive income

According to the BRGAAP, the Bank registers some investments, for example, debt instruments initially measured at amortized cost and equity instruments at cost. At the time of this balance sheet, the management reviewed the managing strategy of its investments and according to Bacen Circular 3.068, the debt instruments were reclassified to "trading" measured at fair value with changes in the income statement. According to the IFRS, the Bank is classifying this investments as financial assets measured at fair value through other comprehensive income them at fair value with changes in "other comprehensive income", in line with IAS 9 "Financial Instruments ", which does not allow the reclassification of any financial instrument to fair value with changes in the income statement after the initial recognition.
APPENDIX II –  STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2019		2018			2017
Thousand of Reais
Interest and similar income	72,841,060		70,478,393			71,418,349
Net fee and commission income	15,713,152		14,132,159			12,721,868
Impairment losses on financial assets (net)	(13,369,905)		(12,713,435)			(12,338,300)
Other income and expense	(4,025,384)		(6,861,406)			(3,043,565)
Interest expense and similar charges	(28,519,953)		(28,557,051)			(36,471,860)
Third-party input	(7,544,695)		(7,219,152)			(6,728,881)
Materials, energy and others	(659,656)		(544,237)			(495,913)
Third-party services	(6,047,498)		(5,572,127)			(5,107,077)
Impairment of assets	(131,435)		(508,310)			(456,711)
Other	(706,106)		(594,478)			(669,180)
Gross added value	35,094,275		29,259,508			25,557,611
Retention
Depreciation and amortization	(2,391,857)		(1,739,959)			(1,662,247)
Added value produced	32,702,418		27,519,549			23,895,364
Added value received from transfer
Investments in affiliates and subsidiaries	149,488		65,958			71,551
Added value to distribute	32,851,906		27,585,507			23,966,915
Added value distribution
Employee	8,457,212	25.7%	8,185,896	29.7%		7,908,746	33.0%
Compensation	5,961,765		5,863,584			5,795,579
Benefits	1,637,099		1,534,560			1,421,910
Government severance indemnity funds for employees - FGTS	502,173		448,699			413,871
Other	356,175		339,053			277,386
Taxes	7,674,704	23.4%	5,813,381	21.1%		6,131,544	25.6%
Federal	6,571,450		4,864,176			5,481,969
State	54		224			1,260
Municipal	1,103,200		948,981			648,315
Compensation of third-party capital - rental	88,540	0.3%	786,312	2.9%		788,577	3.3%
Remuneration of interest on capital	16,631,450	50.6%	12,799,918	46.4%		9,138,048	38.1%
Dividends and interest on capital	10,800,000		6,600,000			6,300,000
Profit Reinvestment	5,606,932		5,982,477			2,624,064
Profit (loss) attributable to non-controlling interests	224,518		217,441			213,984
Total	32,851,906	100.0%	27,585,507	100.0%	-	23,966,915	100.0%

BANCO SANTANDER (BRASIL) S.A. MANAGEMENT REPORT

Dear Stockholders:

We present the Management Report to the Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the fiscal year ended December 31, 2019, prepared in accordance with  the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of International Financial Reporting Interpretations Committee (IFRIC)).

1) Macroeconomic Environment

Santander considers that on the fourth quarter the international environment was marked by events that initially reduced fears about the likelihood of important conflicts on both the geopolitical and economic fronts. Regarding the former, there was no aggravation in the tension in the Middle East on the back of the attack against Saudi Arabian oil refineries. As far as the economic front is concerned, there was an alleviation in the trade war between China and the US in tandem with the permission for the continuation of a coordinated exit of the United Kingdom from the European Union. Consequently, there was an improvement in the international financial conditions, with financial asset prices reaching higher levels than in the previous quarter. However, on the back of the attack ordered by the US government that led to the death of an Iranian general in Iraq territory which was followed by Iranian attacks to US facilities based in Iraq the Bank underpins that geopolitical issues may, eventually, hit financial asset prices during 2020.

In Brazil, together with the continuity of progress in the discussions about important structural reforms - the pension reform was enacted, while the debate about further measures to curb public expenditures and to change the tax system moved forward - the Bank observed better results of economic activity indicators. Apparently, the release of resources linked to private workers’ mandatory savings accounts (FGTS) proved to be efficient to stir up the economy. On top of that the review of the historical series of the GDP unveiled more robust results than previously thought as well pointed to an acceleration of the growth in the third quarter. Formerly, the estimates for the economic expansion in the first and second quarters were -0.1% and 0.4%, respectively both of them in quarterly seasonally adjusted terms. These outcomes were changed to stability in first quarter and expansion of 0.5% in the second one. Besides, the estimate for the third quarter pointed towards an increase of 0.6% QoQ sa, which led market participants more confident on the likelihood of an economic expansion above 1.0% for 2019 as a whole. The Santander concurs with this perception and estimates that the Brazilian GDP is likely to have grown 1.2% in 2019 and to show a gradual acceleration in 2020 to end it up with a 2.3% in that fiscal year.

According to Santander’s perception, the mix of international and domestic backdrops turned to be favorable for the performance of the Brazilian financial assets in the fourth quarter, including the exchange rate, which ended up at a stronger level than the one seen in the third quarter - USD/BRL4.03 in December 2019 versus USD/BRL4.16 in September 2019. Moreover, the Bank witnessed the stock market index delivering a positive performance as the Ibovespa climbed to 115,645.3 points from the 104,745.3 level in the same comparison – thus, reinforcing the view that domestic factors are likely to underpin an improvement in the economic performance in the coming quarters.

Additionally, Santander believes that the retreat observed in the Brazilian sovereign credit risk hinted at a higher level of confidence regarding the materialization of further structural reforms that can ensure the sustainability of the Brazilian public indebtedness. Incidentally, given this outlook, Standard & Poor’s a credit risk agency has changed its outlook about the current position granted to Brazil in its ranking and indicated the possibility of an upgrade on it. Hence, whereas the Bank observed the 5-year credit default swap dubbed CDS close the third quarter at 136.5 bps, this gage ended up December 2019 at 99.5 bps the lowest - level registered since June 2007. That is, while the Bank acknowledges the influence of international events in the FX dynamics, Santander believes that domestic factors are likely to curb pressures over the BRL, which should lead the FX rate to end 2020 at USD/BRL4.00.

Finally, the Bank also considers that the continuity of the process of reducing the basic interest rate promoted by the Central Bank of Brazil in the fourth quarter is another evidence that supported this view that the country is currently undergoing structural changes that will make it possible to return to grow faster and without inflationary pressures. In fact, as the inflation expectations of economic agents for the coming years have remained anchored to the targets set by the National Monetary Council, the national monetary authority has not only reduced the Selic rate target of 5.50% a.a. to 4.50% p.a. in December 2019, as he pointed out that there is still room for possible further reductions - if the inflationary environment was very favorable if it materialized. The signal was confirmed and, in February 2020, the Central Bank reduced the Selic rate to 4.25% p.a., but indicated that it interrupted the process of reducing the basic interest rate to assess the lagged effects of previous cuts. In this sense, given that Santander 's projection for inflation in 2020 - 3.4% - indicates a result well below the target established for this same year - 4.00% - the Bank projects that the Selic rate may remain at the historic minimum level. 4.25% pa throughout this year.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %
Interest Net Income (2)	44,321.1	41,921.3	5.7	11,252.0	11,293.7	-0.4
Income from equity instruments	18.9	32.6	-42.0	9.9	1.3	654.4
Income from companies accounted for by the equity method	149.5	66.0	126.6	52.8	36.2	45.8
Fees and Comission (net)	15,713.2	14,132.2	11.2	4,159.2	3,966.8	4.8
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(326.0)	(5,589.3)	-94.2	1,546.5	(2,668.0)	-158.0
Other operating expense (net)	(1,107.7)	(1,055.9)	4.9	(121.2)	(376.7)	-67.8
Total Income	58,769.0	49,507.0	18.7	16,899.3	12,253.3	37.9
Administrative and personnel expenses	(16,941.5)	(16,792.1)	0.9	(4,508.3)	(4,212.2)	7.0
Depreciation and amortization	(2,391.9)	(1,740.0)	37.5	(623.4)	(611.6)	1.9
Provisions (net)	(3,681.6)	(1,999.6)	84.1	(1,777.5)	(632.1)	181.2
Impairment losses on financial assets and other assets (net)	(13,501.3)	(13,221.7)	2.1	(3,858.1)	(3,155.6)	22.3
Gains (losses) on disposal of assets not classified as non-current assets held for sale	10.6	(25.5)	-141.8	10.3	(8.4)	-221.5
Gains (losses) on non-current assets held for sale not classified as discontinued operations	9.8	181.7	-94.6	120.9	20.5	488.8
Operating Profit Before Tax (1)	22,273.1	15,909.8	40.0	6,263.2	3,653.9	71.4
Income taxes	(5,641.7)	(3,109.9)	81.4	(755.4)	308.4	-344.9
Consolidated Net Income	16,631.4	12,799.9	29.9	5,507.8	3,962.3	39.0

For a better understanding of the results in IFRS, below is the Operating Profit Before Tax and Income taxes, disregarding the hedge effect (according to item 1):

ADJUSTED OPERATING PROFIT BEFORE TAXES (R$ Millions)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %
Operating Profit Before Tax	22,273.1	15,909.8	40.0	6,263.2	3,653.9	71.4
Income Tax and Social Contribution (hedge)	1,370.8	5,611.8	-75.6	(1,040.9)	2,779.4	-137.5
PIS/Cofins (hedge)	(106.5)	255.5	-141.7	(163.7)	102.2	-260.2
Adjusted Operating Profit Before Tax	23,537.4	21,777.1	8.1	5,058.6	6,535.5	-22.6

INCOME TAXES (R$ Millions)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %
Income taxes	(5,641.7)	(3,109.9)	81.4	(755.4)	308.4	-344.9
Income Tax and Social Contribution (hedge)	(1,370.8)	(5,611.8)	-75.6	1,040.9	(2,779.4)	-137.5
PIS/Cofins (hedge)	106.5	(255.5)	-141.7	163.7	(102.2)	-260.2
Adjusted Income taxes	(6,906.0)	(8,977.3)	-23.1	449.2	(2,573.2)	-117.5

2.1.1) Foreign Exchange Hedge of the Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN BRANCHES AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %
Exchange Variation	1,512.3	6,673.5	-77.3	(2,013.6)	4,080.4	-149.3
Derivative Financial Instruments	(2,776.6)	(12,540.6)	-77.9	3,218.2	(6,961.9)	-146.2
Income Tax and Social Contribution	1,370.8	5,611.8	-75.6	(1,040.9)	2,779.4	-137.5
PIS/Cofins - Tax Expenses	(106.5)	255.5	-141.7	(163.7)	102.2	-260.2

2.1.2) Interest Net Income

At December 31, 2019, the increase compared to the same period last year was mainly due to the increase in the credit portfolio, mainly to individuals and consumption.

2.1.3) Other Events

a) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

b) Recoverable Value Assessment

In December 2019, Banco Santander recognized impairment losses in the amount of R $ 106 million, on intangible assets in the system acquisition and development modality. The loss was recorded as a result of technical analyzes, which showed a perspective of significant reduction in the expected future economic benefits on these assets.

Analysis of Income by Segment

The Bank has two segments, Commercial and the Global Wholesale Banking segment, which includes the Investment Banking and Markets operations, including departments cash and stock trades.

Below, the Bank presents table by segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$ Millions)	12M19	% in profit before tax	12M18	annual changes %	4Q19	% in profit before tax	3Q19	quarter changes %
Commercial Bank (1)	18,657.0	83.8	12,396.8	50.5	5,608.7	89.5	2,601.5	-115.6
Global Wholesale Banking	3,616.2	16.2	3,513.0	2.9	654.6	10.5	1,052.2	37.8
Operating Profit Before Tax	22,273.1	100.0	15,909.8	40.0	6,263.2	100.0	3,653.7	-71.4

(1) On December 31, 2019 and 2018, includes in the Commercial Bank, the foreign exchange hedge of investment in US Dollar, and excluding this effect, the Operating Income before taxation Adjusted for this segment was R$19,921.2 million and R$18,264.1 million, respectively.

General Expenses - The variations in administrative expenses are mainly due to the higher expenses with specialized technical services and third parties, with a large part directed to the hiring of technology services. In addition, there was an increase in advertising, promotions and publicity expenses arising from greater intensity in commercial actions, especially in the fourth quarter of 2019. Variations in personal expenses can be attributed to the growth of the benefits line and higher expenses with remuneration, aligned meritocracy and business performance.

GENERAL EXPENSES (R$ Millions)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %
Other Administrative Expenses	(7,613.8)	(7,586.1)	0.4	(2,110.2)	(1,872.5)	12.7
Personnel Expenses	(9,327.7)	(9,206.0)	1.3	(2,398.0)	(2,339.7)	2.5
Total General Expenses	(16,941.5)	(16,792.1)	0.9	(4,508.3)	(4,212.2)	7.0

2.2) Assets and Liabilities

BALANCE SHEET (R$ Millions)	dec/19	dec/18	sep/18 vs. dec/17 changes %
Cash and Balances with the Brazilian Central Bank	20,127.4	31,716.3	-36.5
Financial Assets Measured At Fair Value Through Profit Or Loss	32,342.3	43,711.8	-26.0
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	57,020.9	68,852.3	-17.2
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	171.5	917.5	-81.3
Financial Assets Measured At Fair Value Through Other Comprehensive Income	96,120.2	85,436.7	12.5
Financial Assets Measured At Amortized Cost	474,680.9	417,478.7	13.7
Hedging Derivatives	339.9	343.9	-1.2
Non-Current Assets Held For Sale	1,325.3	1,380.2	-4.0
Investments in Associates and Joint Ventures	1,070.8	1,053.3	1.7
Tax Assets	33,599.2	31,565.8	6.4
Other Assets	5,061.3	4,800.5	5.4
Tangible Asset	9,782.0	6,589.0	48.5
Intangible Asset	30,595.8	30,019.0	1.9
TOTAL ASSETS	762,237.5	723,865.0	5.3
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	46,064.7	50,939.0	-9.6
Financial Liabilities Measured At Fair Value Through Profit Or Loss	5,319.4	1,946.1	173.3
Financial Liabilities at Amortized Cost	575,230.4	547,295.2	5.1
Hedge Derivatives	201.0	223.5	-10.1
Provisions	16,331.8	14,695.9	11.1
Tax Liabilities	10,960.1	8,074.8	35.7
Other Liabilities	10,920.9	9,095.1	20.1
TOTAL LIABILITIES	665,028.3	632,269.5	5.2
Total Equity	97,209.2	91,595.5	6.1
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	762,237.5	723,865.0	5.3

Funding

Total funding (deposits of Brazil Central Bank and deposits of credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital) reached R$519,664.4 million on December 31, 2019 and R$497,512.4 on December 31, 2018, increasing 4.5% in the fiscal year.

FUNDING (R$ Million)	dec/19	dec/18	sep/18 vs. dec/17 changes %
Deposits of Brazil Central Bank and Deposits of Credit Institutions	99,271.4	99,022.8	0.3
Deposits from Clients	336,514.6	304,197.8	10.6
Marketable Debt Securities	73,702.5	74,626.2	-1.2
Subordinated Liabilities	-	9,885.6	-100.0
Debt Instruments Eligible to Compose Capital	10,176.0	9,779.9	4.0
Total Funding	519,664.4	497,512.4	4.5

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$ Million)	dec/19	dec/18	sep/18 vs. dec/17 changes %
Loans and amounts due from credit institutions, gross	109,246.7	79,620.6	37.2
Impairment losses	(13.5)	(13.6)	-0.1
Loans and amounts due from credit institutions, net	109,233.1	79,607.0	37.2
Loans and advances to customers, gross	347,256.7	321,314.0	8.1
Impairment losses	(20,557.2)	(20,241.8)	1.6
Loans and advances to customers, net	326,699.5	301,072.2	8.5
Debt instruments	40,857.7	39,513.5	3.4
Impairment losses	(2,055.0)	(2,714.0)	-24.3
Debt instruments, net	38,802.6	36,799.5	5.4
Total Loans and Receivables	474,735.2	417,478.7	13.7

Impairment losses on financial assets (net)

The expenses for impairment losses, reduced by loans previously charged off, totaled R$13,369.9 million and R$12,713.5 million in the fiscal year ended on December 31, 2019 and 2018, respectively, decreasing 12.8%

2.4) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US$2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts.

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan are as follows:

Debt Instruments Eligible to Compose Capital		dec-19		dec-18
Specific features	Tier I	Tier II	Tier I (1)	Tier II (1)
Issuance	nov/18	nov/18	jan/14	jan/14
Amount (Million)	$1.250	$1.250	$3.000	$3.000
Interest Rate (p.a.) (2)	7,250%	6,125%	7,375%	6,000%
Maturity	No Maturity (Perpetual)	nov/28	No Maturity (Perpetual)	jan/24
Value	$5,092	$5,083	$4,895	$4,887
Periodicity of Payment	semiannually, as of May 8, 2019	semiannually, as of May 8, 2019	quarterly, as of April 29, 2014	Semiannually, as of July 29, 2014

(1)  Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of PR must be excluded.

(2)  The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

Notes issued in 2018 have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

2.5) Stockholders’ Equity

In December 2019, Banco Santander consolidated stockholders’ equity presented an increase of 6.1%, compared to December, 2018.

The variance of stockholders’ equity is due, mainly, to the increase of other comprehensive income in the amount of R$793.2 million and which includes as the main event the changes in fair value of certain operations, the net income of the fiscal year in the amount of R$16,631.4 million and the highlight of Interest on Capital in the amount of R$4,010.0 million and Dividends in the amount of R$6,790.0 million.

Treasury Shares

In the meeting held on November 1, 2019, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 5, 2019, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,256,072 Units, representing 37,256,072 common shares and 37,256,072 preferred shares, or the ADRs, which, on September 30, 2019, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2019, the Bank held 16,702 common shares and 16,702 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 5, 2019, and will expire on November 4, 2020.

Below, the movement of Treasury Shares:

	dec/19	dec/18
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	13,317	1,773
Cancellation	-	-
Shares Acquisitions	6,465	15,816
Payment - Share-based compensation	(3,080)	(4,272)
Treasury shares at end of the period	16,702	13,317
Subtotal - Treasury Shares in thousands of reais	$679,364	$460,550
Emission Costs in thousands of Reais	$1,771	$882
Balance of Treasury Shares in thousands of reais	$681,135	$461,432
Cost/Share Price	Units	Units
Minimum cost	$7.55	$7.55
Weighted average cost	$32.10	$28.59
Maximum cost	$49.55	$43.84
Share Price	$42.60	$42.70

In the fiscal year ended on December 31, 2019 and 2018, there were highlights of Dividends and Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	09M18	12M17
Interest on capital	4,010.0	4,080.0
Intercalary Dividends	6,790.0	2,520.0
Total	10,800.0	6,600.0

2.6) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5% (since January, 2019), including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	dec/19	dec/18
Tier I Regulatory Capital	66,481.7	61,476.7
Principal Capital	61,389.5	56,581.5
Supplementary Capital	5,092.2	4,895.2
Tier II Regulatory Capital	5,083.8	4,887.2
Regulatory Capital (Tier I and II)	71,565.5	66,363.9
Credit Risk	407,786.2	358,955.6
Market Risk	20,235.2	39,231.8
Operational Risk	47,965.5	42,375.6
Total RWA	475,986.9	440,562.9
Basel I Ratio	13.97	13.95
Basel Principal Capital	12.90	12.84
Basel Regulatory Capital	15.04	15.06

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the fiscal year ended December 31, 2019 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	46,460.30	937.50	608.80	43,858.20	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	26,570.90	2,611.80	585.40	-	100.00%
Santander Leasing S.A. Arrendamento Mercantil	7,076.50	5,762.80	47.00	2,111.80	99.99%
Banco Bandepe S.A.	15,504.00	5,277.60	242.10	-	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,850.30	3,547.10	(10.90)	671.40	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	5,028.80	3,002.20	446.90	-	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,103.00	646.40	98.30	-	100.00%
Atual Companhia Securitizadora de Créditos Financeiros	1,359.00	1,340.60	25.60	-	100.00%
Banco Olé Consignado S.A.	14,697.60	1,543.80	510.28	14,504.90	60.00%

(1)    also includes balances referring to leasing portfolio and other credits.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Events

3.1) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg

3.2) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Put option of equity interest in Banco Olé Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R $ 1.6 billion (“Operation”), to be paid on the closing date of the Operation.

On January 30, the name of Banco Olé was changed from Banco Olé Bonsucesso Consignado S.A. to Banco Olé Cosignado S.A .

Subsequent event: On December 31, 2020, Santander Brasil and the shareholders of Bosan Participações S.A.  (holding company whose single asset are the shares representing 40% of the corporate capital of Banco Olé) have entered into the definitive agreements and performed the closing acts related to the purchase and sale of all shares issued by Bosan, upon transferring Bosan’s shares to Santander Brasil and the payment to the sellers of the total price of R$ 1,608,772,783.47. As a result, Santander Brasil became, directly and indirectly, the holder of all shares issued by Banco Olé.

b) Acquisition of residual equity interest in Return Capital Serviços e Recuperação de Crédito S.A.

On November 1, 2019, Atual Serviços de Recuperação de Creditos e Meios Digitais SA (“Atual”), wholly owned subsidiary of Banco Santander, and the minority shareholders of Return Capital Serviços e Recuperação de Crédito SA (“Return Capital”) celebrated Return Capital Stock Purchase and Sale Agreement, in which Atual acquired all the shares of minority shareholders, corresponding to 30% of Return Capital's share capital. The acquisition was completed on November 1, 2019, so Atual now holds 100% of the shares representing Return Capital's share capital.

c) Merger of the parcel spinned off of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, the partial spin-off operation of Integry Tecnologia e Serviços AHU Ltda. (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”), with version of the spun-off portion of its assets and liabilities, to Getnet was approved. The incorporation of the spun-off portion by Getnet is pending approval by the Central Bank of Brazil.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, SL (“SMPS Global”), a company based in Spain and controlled by Banco Santander, SA (Santander Spain), entered into a Purchase and Sale Agreement of the representative shares of Integry's total share capital, so that SMPS Global now holds 100% of Integry's share capital. On December 23, 2019, Integry changed its name to Santander Merchant Platform Solutions Brasil Ltda.

d) Transfer of Control of Banco Olé Bonsucesso Consignado S.A. and Super Pagamentos e Administração de Meios Eletrônicos S.A.

On October, 23 2019, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) had its capital stock reduced, without cancellation of shares, through the transfer of  the common shares representing its equity held in Banco Olé Bonsucesso Consignado S.A. (“Olé”) and Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Super”) to Banco Santander. On December 23, 2019 all the prior conditions for the capital stock reduction were accomplished: (i) previous authorization by Bacen; and (ii) term of opposition of the company creditors established as per art. 174 of Law 6.404/76; and, thus, Olé and Super become directly controlled by Banco Santander.

e) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. (“Banco Santander”) and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) executed a binding agreement with the partners of Summer Empreendimentos Ltda (“Summer”) defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer. The acquisition was approved by BACEN on September 16, 2019 and closed on September 20, 2019. As a consequence SHI has become the holder of 99.999% and Banco Santander 0.001% of the shares representing the capital stock of Summer.

f) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander committed to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by BACEN on February 18, 2019 and closed on February 25, 2019. As a consequence Banco Santander has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

g) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade S.A. was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade S.A. act in the development and management of customer loyalty programs. The company started its operation in November 2018.

h) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A. (“Loop”), through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors S.A.. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors S.A.

i) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios e Serviços S.A. (“Ben”), with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards. Ben started its activities in the second quarter of 2019.

j) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (“HDI Seguros”), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto S.A., held 50% by Sancap Investimentos e Participações S.A. (“Sancap”), a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A.. On January 9, 2019, SUSEP granted to Santander Auto S.A. the authorization to operate insurance throughout national territory. Santander Auto S.A. started its operations on August 2019.

k) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito S.A. (“GIC”), were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Company started its operations in the second half of 2019.

l) Formation of partnership with Hyundai Capital Services Inc.

On April 28, 2016, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Banco Santander executed with Hyundai Capital Services, Inc. (“Hyundai Capital”) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. (“Banco Hyundai”) and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

l.i) Banco Hyundai Capital Brasil S.A.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré  and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A. On December 13, 2018, the incorporation procedure of Banco Hyundai was concluded.

On February 21, 2019, the authorization to operate granted by BACEN for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

l.ii) Hyundai Corretora de Seguros Ltda.

On April 30, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (“Hyundai Corretora”). Hyundai Corretora was incorporated on July 22, 2019. On September 10, 2019 the company got the registration of the company as insurance brokerage with SUSEP. Hyundai Corretora began operations in November 2019.

m) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by BACEN on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by BACEN on January 22, 2019. The company started its operations on March 14, 2019.

4) Strategy

Banco Santander Brasil is the only international bank with scale in the country. Banco Santander is convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Yours actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, your purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

•  Increase customer preference and loyalty by offering targeted, simple, digital, innovative and high value-added products and services through a multi-channel platform.

•  Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control;

•  Be disciplined with capital and liquidity to preserve the solidity, face regulatory changes and seize growth opportunities; and

•  Achieve profitable market share gains through the robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

In 2019, Banco Santander follows its history of continuous growth, with outstanding results and high profitability levels, underpinned by strengthening our culture and supporting our people. The Bank focuses on improving service quality, which translated into consistent growth in our customer base. In addition, our platform kept evolving to deliver greater productivity. Also, with the goal of enhancing our ecosystem, Banco Santander launched new business ventures, which has already shown positive results during the year. All these factors, combined with a solid capital base, reinforce the sustainability of our business. The following stand out:

People

•         Banco Santander maintains a high level of engagement rate, at 92%.

•         Banco Santander fosters the development and encouraged your employees to take a proactive role. Through Santander Academy, Bank disseminated knowledge and had 75% of your training programs conducted by internal multipliers.

•         For the 4th consecutive year, we were ranked among the Best Companies to Work For.

Retail

•         Payroll Loans: our market share in the loan portfolio came to 11.0%, up +1.1 p.p. YoY (Source: Brazilian Central Bank, as of November/19). Origination via digital channels gained relevance as the year progressed and, in 4Q19, the number of agreements increased 20% YoY. Moreover, in December, The Bank entered into a binding agreement to acquire all  shares issued by Banco Olé (The conclusion of the transaction is subject to the signing of definitive instruments and the implementation of certain conditions precedent usually applicable to this type of operation).

•         Real Estate:this year, the Bank further enhanced our positioning in this market by providing more appealing innovative and conditions for our customers. Banco Santander launched a campaign with a major retailer to give away refrigerators as prizes, in addition to offering a grace fiscal year in the first six installments of mortgage loan repayments, as well as competitive rates. These initiatives contributed to a rise in origination, as our market share in the Individuals segment advanced to 11.1% YoY (Source: Brazilian Central Bank, as of November/19), growing 2.9 p.p. YoY.

•         Cards: total turnover in 4Q19 grew 13.7% YoY and our loan portfolio market share reached 12.8% (Source: Brazilian Central Bank, as of November/19). In the quarter, we carried out several incentive campaigns, such as the Champion Play Promotion, which, in addition to giving away instant prizes, awarded the winners a trip to watch the 2020 UEFA Champions League final. Account holders who obtained a card, as well as AAdvantage® customers, also had access to attractive conditions. In 2019, bank made important advances on the app Way, as Bank sought to strengthen it as our strategic payment platform. As a result, Banco Santander totaled approximately 6.9 million active users and approximately 60 million visits/month.

Agribusiness

Agribusiness remains one of our expansion fronts towards Brazil’s countryside, broadening our reach to strategic regions where Banco Santander does not yet have a presence. Bank ends 2019 with 34 Agri stores. With that, Banco Santander expands yours customer base and loan portfolio. Our market share in the issuance of agribusiness credit notes (“LCA”) was 96% (Source: CETIP/B3, December/19).

Getnet

This year, while facing a more competitive environment, Banco Santander directs your strategy towards generating growth with profitability. In doing so, Banco Santander shields our results, delivering better efficiency and recording the lowest cost (Based on companies that disclosed their results) per transaction in the industry. Business-wise, Getnet was the company with the highest growth (Based on companies that disclosed their results) in the active customer base both in 2Q19 and 3Q19, and closed the year with more than 755k active customers, up 30% in twelve months, while the installed POS base reached 1.3 million. This performance was driven by differentiated offerings, such as the single MDR fee for debit and one-installment credit card transactions. Furthermore, Getnet pioneers the industry in launching portability and the digital POS. E-commerce continues to become increasingly meaningful to our business, with a substantial rise in revenue. Yours market shares stood at 11.3% (Source ABECS – Acquirer Monitor, as of 3Q19 (new criterion)) at the end of 3Q19

SME

This year Banco Santander positioned ourselves to reach out to individual microentrepreneurs (“MEI”) by creating a specific segment and offering solutions tailored to their needs. The Bank sees opportunities to grow the customer base and create synergies with other products, such as Superget and Superdigital, among others. In parallel, Banco Santander consolidated a new customer service model, Santander DUO, which concentrates Individual and Business accounts under a single manager, charging a single fee. With that, the loan portfolio market share expanded to 8.6%¹ (+0.5 p.p. YoY).

Strengthening leading businesses

Consumer Finance: the Bank maintained the leadership in this market, with a share of 25.1%4 in Individuals. This evolution is underpinned by innovative offerings, partnerships and the quality of the commercial service.

Webmotors: Banco Santander continued to make upgrades to the Cockpit tool, which enables the Bank to leverage the Webmotors, Consumer Finance and Bank offerings. This quarter, introduced pilot products that optimize customer inventory turnover. Furthermore, under the scope of this pilot project, started selling vehicles at LOOP and have already done some deals.

Santander Corporate & Investment Banking (SCIB)

The Banco Santander holds the leadership in:

•         Financial advisory for financing and concession auctions and finance structuring, according to ANBIMA.

•         Project Finance Advisory (MLA) in the Americas and Latam, according to Dealogic.

•         The FX market, according to the Brazilian Central Bank6.

Black Week, vem que volta

In the 2019 edition, besides offering more than 10 financial solutions from the Bank, the customer received a voucher with special conditions to be used at partner companies. During the campaign, the average number of visits per day to our portal increased by 27% relative to the same period without campaign. Banco Santander records a significant rise in origination through our channels in several products, highlighted by consortium and auto financing.

Growth stories

•         Ben: yours company operating in the benefits industry implemented food, meal and transportation vouchers over the year. As a result, the Bank is already seeing good indicators of progress, such as 220k partner merchants and approximately 100k cards issued.

•         Pi: yours digital investment platform continues to expand its product portfolio and is already offering 198 fixed income products and 310 investment funds. Moreover, Bank starts distributing Treasury securities.

•         emDia: a digital debt renegotiation platform for Individuals, primarily focused on customers from retailers companies and mass market customers.

•         Sim: digital platform that facilitates access to personal loans with customized offers, including the option of putting up collateral, such as motorcycles, and the possibility of paying bills in installments and bank slips at appealing rates.

Sustainability

•         Prospera Microcredit contributes to financial inclusion in the country and is an important tool for reaching this audience. In 2019, Bank enhanced our commercial strength considerably, which, coupled with clear communication and specialized stores, enabled our loan portfolio to total R$ 1.2 billion at the end of December 2019, representing growth of 82% in twelve months. The customer base exceeded 510k over the period. As a result, Banco Santander continue to hold the leadership in this product among private banks.

•         In the Higher Education segment, one of our key sources for new customer acquisition, Bank have a financial offer alongside a non-financial one grounded on training, employment and entrepreneurship. Also, Banco Santander has awarded more than 20,700 scholarships in the country since 2015.

•         Bank is committed to consuming renewable energy in 100% of our operations until 2025. On that account, bank ends 2019 with 24% of our energy coming from this type of source.

•         In the field of social and environmental businesses, we enabled (Since 3Q19, we have been using the concept of total social and environmental businesses enabled, which includes disbursements in connection with Prospera Santander, sustainable agribusiness, infrastructure, renewable energy, student loans (medical school), other social and environmental businesses and Green Bond issuances) more than R$ 15.9 billion in the year.

•         Banco Santander ranks 1st in the banking industry on Fortune magazine’s list of World-Changing Companies.

•         Banco Santander was named the most sustainable company in the financial sector in the 2019 edition of Exame magazine’s Sustainability Guide

Customer loyalty

Banco Santander continues to improve our service, in our quest for being the best bank in customer satisfaction. The NPS (Net Promoter Score) indicator, which is one of the management tools for measuring satisfaction, still stands at a high level, reaching 56 points in the quarter.

The customer base keeps growing at a solid pace, which is underscored by its steady expansion for 55 consecutive months and increase in all categories, as shown below.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

1)    Last updated on December 12th, 2019.

2)    Last updated on August 14th, 2019.

6) Corporate Governance

The Board of Directors of Banco Santander has met and resolved:

On February 26, 2020, to approve Banco Santander's Consolidated Financial Statements, for the fiscal year ended on December 31, 2019,  prepared in accordance with International Accounting Standards (IFRS).

On January 28, 2020, to approve Banco Santander's Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the fiscal year ended on December 31, 2019.

On December 31, 2019, to approve the dismissal of Mr. José de Paiva Ferreira to the position of Senior Executive Vice President Director and the renewal of Mr. Ede Ilson Viani from his position as Officer without specific designation to the position of Executive Vice President Director.

On December 27, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1.010 and dividends in the amount of R$6,790 million, for payment as of February 21, 2020, without any indexation.

On November 01,2019, to approve the new buyback program of Units or American Depositary Receipts (“ADRs”) issued by the Company (“Buyback Program”), pursuant to CVM Normative Instruction No. 567 of September 17th, 2015.

On October 31, 2019, to approve the dismissal of Mr. Sérgio Gonçalves to the position of Officer without specific designation.

On October 29, 2019, to approve Banco Santander's Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and Banco Santander's Condensed Consolidated Interim Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS), both for the period ended September 30, 2019.

On September 30, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of October 30, 2019, without any indexation.On September 23, 2019, to acknowledge the resignation of Mr. Rodrigo Cury to the position of Officer without specific designation.

On August 28, 2019, to approve the reelection of Mrs. Monique Silvano Arantes Bernardes for the position of Ombudsman.

On August 23, 2019, to acknowledge the resignation of Mr. Alexandre Grossmann Zancani as Officer without specific designation.

On August 6, 2019, to approve the dismissal of Mr. Nilton Sérgio Silveira Carvalho to the position of Officer without specific designation, as well as to approve the election of Mrs. Marilia Artimonte Rocca to the position of Coordinator of the Sustainability Committee.

On July 22, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended June 30, 2019.

On July 17, 2019, to acknowledge the resignation of Mr. Leopoldo Martinez Cruz as Officer without specific resignation.

On July 2, 2019, to approve the election of Mrs. Ana Paula Vitali Janes Vescovi as Officer without specific designation:.

On June 28, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of July 31, 2019, without any indexation.

On May 3, 2019, to elect the members of the Audit Committee, for a one-year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2020 Ordinary Shareholders Meeting, and the members of the Risk and Compliance Committee, the Sustainability Committee, the Nominating and Governance Committee and the Remuneration Committee for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On May 3, 2019,to know the resignation of Mr. Marcelo Malanga, Officer without specific designation of Banco Santander; and to elect the members of the Executive Board of Banco Santander for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On April 30, 2019, to approve the Annual Internal Audit Report for the year 2018 in compliance with Resolution 4588 of the Bacen.

On April 30, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended March 31, 2019.

On March 27, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of April 29, 2019, without any indexation.

On March 27, 2019, to acknowledge the resignation of Mr. Fernando Carvalho Botelho de Miranda to the position of Officer without specific designation, as well as to approve the appointment of the following member to be part of the Board of Officers, as Officers without specific designation: Mr. Daniel Fantoni Assa; Mrs. Elita Vechin Pastorelo Ariaz; Mr. Franco Luigi Fasoli; Mr. Jran Paulo Kambourakis and Mr. Roberto Alexandre Borges Fischetti.

On March 20, 2019, to approve the 20-F Form of Banco Santander referred to the fiscal year ended December 31, 2018.

On February 25, 2019, to approve the Consolidated Financial Statements of Banco Santander referred to the fiscal year ended December 31, 2018, prepared in accordance with the International Financial Reporting Standards (IFRS).

On January 29, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, respect to the fiscal year ended December 31, 2018.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution n° 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

For further information, see explanatory note nº 47 of this publication.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size.  The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2019.

8) People

The people are an essential element in the Organization. After all, it is they who think, project, develop, interact and build what the Banco Santander wants to be. This is why we invest in each of the 47.819 employees here in Brazil.

For the development of these people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, allowing everyone, online and in person, to improve what they already know and explore new possibilities.

The Banco Santander supports leaders and managers so they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, making alignment among all through recurrent and frank conversations, career guidance and special moments to reward team growth.

The Banco Santander values a diverse environment, where each competence and each difference is valued. Example is the Affinity Group, created to promote diversity and inclusion of all based on 5 pillars: Women's Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is our Talent Show, which this year reaches its 2nd edition. In it, we open space to know the most different performances and to explore the universe of abilities that exist here, allowing interaction and fraternization between the colleagues.

The result of all these actions is the high rate of engagement, as evidenced by two surveys that we conducted annually and which brought us excellent indicators. One of them points out that at least 91% of employees say they want to stay here for a long time. The Banco Santander believes that this satisfaction reflects positively on the interactions with the Clients, generating greater linkage, sustainable growth and investments in the Company, which leads the Banco Snatnder to be the best bank for all stakeholders.

9) Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) efficient and strategic use of Natural Capital; (ii) Potential Development; and (iii) Resilient and Inclusive Economy. The Bank's vision of the future, through these pillars, is to support Brazilian society in its transformation to Brazil of the 21st Century, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and Business.

Among the awards and recognition, in 2019, Banco Santander was elected the most sustainable company in the financial sector, according to the 2019 edition of the Exame Sustainability Guide, sponsored by Exame Magazine; for the 10th consecutive year it remained in the portfolio of B³ (ISE) Business Sustainability Index; was recognized as 1st in the banking industry on Fortune magazine’s list of World-Changing Companies; also won the 7th Spanish Chamber of Sustainability Award in the Social and Environmental category with the case of Prospera Santander Microfinance; and in terms of performance at ESG (environmental, social e governance) rating agencies, it scored above the industry average and, in most cases, improved performance compared to last year.

Until the fourth quarter, Banco Santander promoted about R$15.9 billion in Socio-environmental Business, considering the lines of renewable energy, sustainable agribusiness, Prospera Santander Microcredit, Student Financing (undergraduate medicine), Project Finance (renewable energies), other socio-environmental businesses and the participation in structuring and advisory of Green/ Transition Bonds.

In relation to social impact, through Santander Universities, Santander awarded about 6,000 scholarships in 2019.

The Amigo de Valor Program allows Banco Santander, as well as employees and customers, to direct part of the income tax directly to the Child and Adolescent Rights Funds. In 2018, this program raised funds totaling more than R$19 million.

Additionally, for six weeks, some agencies were opened on the weekends to offer free financial guidance to the population.

The Bank assumed the goal of consuming renewable energy in 100% of its operations by the year 2025. The commitment will reach the service units throughout the country by the end of 2021 and all administrative buildings and data processing center until 2025.

Also launched was the Plastic Free project whose initial objective is to reduce the consumption of quick-use plastic (cups and bottles) in our administrative buildings and by 2020 to impact all agencies.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the fiscal year ended December 31, 2019, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit in the fiscal year ended December 31, 2019 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of February 26, 2020).

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
Composition of Management bodies
In thousands of Brazilian Real – R$, unless otherwise stated.

Board of Directors

Álvaro Antônio Cardoso de Souza – President

Sérgio Agapito Lires Rial - Vice-President

Celso Clemente Giacometti - Board member (independent)

Deborah Patricia Wright - Board member (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Maria Nus Badía – Counselor

Marília Artimonte Rocca - Counselor (independent)

Audit Committee

Deborah Stern Vieitas – Coordinator

Luiz Carlos Nannini – Qualified Technical Member

Maria Elena Cardoso Figueira – Member

Julio Sergio de Souza Cardozo – Member

Risk and Compliance Committee

Bernardo Parnes – Coordinator

Álvaro Antonio Cardoso de Souza – Member

José de Paiva Ferreira – Member

René Luiz Grande – Member

Sustainability Committee

Marilia Artimonte Rocca – Coordinator

Carlos Aguiar Neto – Member

Carlos Rey de Vicente – Member

Mario Roberto Opice Leão – Member

Tarcila Reis Corrêa Ursini – Member

Nomination and Governance Committee

Celso Clemente Giacometti – Coordinator

Álvaro Antonio Cardoso de Souza – Member

Deborah Patricia Wright – Member

Luiz Fernando Sanzogo Giogi – Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Celso Clemente Giacometti – Member

Álvaro Antonio Cardoso de Souza – Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective Member

Louise Barsi - Effective Member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

Board of Executive Officers

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente

Ede Ilson Viani
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Mário Roberto Opice Leão

PatríciaSoutoAudi
Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Thomas Gregor Ilg

Ulisses Gomes Guimarães

Accountant

Leonardo Santicioli - CRC Nº 1SP 265213/O-3

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended December 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Banco Santander Executives on December 31, 2019:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officer
José de Paiva Ferreira

Vice-President Executive and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Mário Roberto Opice Leão
Patrícia Souto Audi*

Vanessa de Souza Lobato Barbosa

(*) Possession pending authorization from Bacen

Executive Officer
José Roberto Machado Filho

Officers Without Designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Ede Ilson Viani

Fernando Carvalho Botelho de Miranda

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Robson de Souza Rezende

Rodrigo Cury

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25,§ 1, V,CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended December 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by Audit Committee of the Company.

Banco Santander Executives on December 31, 2019:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officer
José de Paiva Ferreira

Vice-President Executive and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Mário Roberto Opice Leão
Patrícia Souto Audi*

Vanessa de Souza Lobato Barbosa

(*) Possession pending authorization from Bacen

Executive Officer
José Roberto Machado Filho

Officers Without Designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Ede Ilson Viani

Fernando Carvalho Botelho de Miranda

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Robson de Souza Rezende

Rodrigo Cury

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

BANCO SANTANDER (BRASIL) S.A. SUMMARY OF THE REPORT OF THE AUDIT COMMITTEE

Summary of the Audit Committee´s Report

December 31, 2019

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Santander´s Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP. In compliance with the U.S. Securities and Exchange Commission, the Audit Committee acts as the Audit Committee of Santander in accordance with the provisions of the Sarbanes-Oxley Act.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed by four independent members, appointed at the Board of Directors´ meeting of May 3, 2019. It acts through meetings with executives, internal and independent auditors and specialists, conducts analyzes based on the reading of documents and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks. The Committee also monitors and acts on the results of inspections and appointments of the regulatory and self-regulatory bodies and the corresponding measures adopted by Management to handle such appointments, and holds meetings with representatives of the Brazilian Central Bank and others regulators, on a regular basis.

The Committee's minutes and reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly on the second half of 2019.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

IFRS - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy, in compliance with Brazilian corporate law, accounting practices, the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) and, as listed on the NYSE, issued by the SEC and Sarbanes-Oxley Act. In this regard, it acknowledged the results recorded in the second half and the fiscal year ended December 31, 2019 of the Company and the Conglomerate, according to IFRS standard.

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks - including attending meetings of the Risk and Compliance Committee, the Executive Vice-Presidency of Tactics, Technology and Operations, the Compliance area and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with Resolutions CMN nºs. 2,554/98 and 4,557/17, Sarbanes-Oxley Act (SOX) and Circular Susep 249/04.

III – Internal Audit

The Committee met formally with the Officer responsible for the area and with other Internal Audit professionals on several occasions during the second half of 2019, to discuss the audit works performed, the reports issued and their respective conclusions and recommendations, focusing on recommendations for improvements in areas where controls were considered "To be improved". On other occasions, Internal Audit professionals participated in the meetings of the Audit Committee.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee

met formally on several occasions in the second half of 2019.  At these meetings the following topics were highlighted: discussions involving the financial statements for the second semester and year ended December 31, 2019, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and detailed report on the revision of “Allowance for Doubtful Accounts”, in accordance with CMN Resolution nº 2.682/99. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. The Audit Committee has taken note of the Independent Auditor's new reports with a focus on distinction between CAMs (Critical Audit Matters) and KAMs (Key Audit Matters) and met with KPMG Auditores Independentes (KPMG), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

V - Ombudsman

In accordance with Resolution CMN 4,433/15 and CNSP Resolution 279/13, specific works were carried out in the second half of 2019, which were presented to the Audit Committee that discussed and evaluated them.

VI – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring of the topic related to conduct and customer service, policies and action plans for continuous and structural improvements; (v) monitoring of tax, labor and civil litigation; and (vi) review and approval of the Tax Credit Realization Technical Study.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Santander and the Conglomerate, for the semester and fiscal year ended on December 31, 2019, recommending its approval by the Board of Directors of Santander.

São Paulo, February 27, 2020.

Audit Committee

Deborah Stern Vieitas – Coordinator

Luiz Carlos Nannini – Financial Expert

Maria Elena Cardoso Figueira

Julio Sergio de Souza Cardozo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 27, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer